Form 10-K, Exhibit 13
DYNAMICS RESEARCH CORP
filed 1995-03-29
CIK 30822

03/29/95       11:36 AM
                                    51
DYNAMICS RESEARCH CORPORATION

















Solutions

Through

Information

Technology



























ANNUAL REPORT 1994









FINANCIAL HIGHLIGHTS

( In thousands of dollars, except share data)

                        1994     1993


Revenue              $102,964  $101,102

Net Income           $   224   $1,834

Net income per share*$   .04   $  .33

Backlog              $43,679   $51,257

Number of employees    1,130    1,188

Number of shares outstanding*           5,631,448 5,610,878


* Retroactively adjusted for the May 1994 stock dividend.





























CORPORATE PROFILE
Dynamics Research Corporation applies information system and manufacturing technologies to create innovative solutions for its customers. Our solutions enhance the performance, reliability, and cost-effectiveness of complex systems.

Our mission is to help our customers compete and win in their markets through the continuous improvement of their products and processes. We believe that our innovative people, equipped with the best technology the market has to offer, can create new ways to help our customers deliver better products more cost effectively.

The majority of our work is for various branches of the U.S. military and other federal agencies. We develop and operate complex computer and communications-intensive information systems, as well as provide a broad array of engineering and management support services. Our growing commercial divisions, Encoder and Metrigraphics, produce high-precision manufactured components, often used for digital measurement and computer-based control systems.

DRC has been committed to the delivery of quality and value for our customers since its incorporation in 1955.
Color photograph of Al Rand, President and Chief Executive Officer, and Jack Anderegg, Chairman.

TO OUR SHAREHOLDERS
For the year ended December 31, 1994, Dynamics Research Corporation achieved record revenue of $103.0 million, up 2% from $101.1 million in 1993. Net income for the year was $224,000, or $.04 per share, compared with $1.8 million, or $.33 per share a year ago. In the third quarter, we incurred non-recurring, pre-tax charges totaling $2.25 million. These charges are related to staff reductions in the Company's Systems Division and adjustments to revenue and fees on certain Air Force contracts.

In 1994, DRC's defense services business received continuing significant
contract awards for two of the Company's largest programs:   The Air
Force's TICARRS maintenance data system and the Navy's Trident inertial guidance and navigation systems. Both of these projects are considered to be high-priority efforts that position DRC for follow-on work in the future. In addition, we are pleased that DRC has been successful in sustaining its significant business base providing program management services to the Air Force at its Electronic Systems Center at Hanscom Air Force Base in Massachusetts through subcontracts. We are encouraged by the recent news that Hanscom has been excluded from the Secretary of Defense's recommended base closings. However, our St. Louis operation will be affected if the recommendation to close the U.S. Army Aviation-Troop Command is carried out.

DRC was awarded an important new Air Force program in 1994, the Test Device for the Joint Tactical Information Distribution System, competitively won through the outstanding teamwork of our Systems and Test Divisions. This device tests the performance and security of tactical communications radios. Under this program, initially valued at $4.1 million, DRC system engineers are integrating sophisticated software and commercially-available components to produce a test device with dramatic improvements in capability and performance at a much lower cost than the earlier system. Also of importance are February 1995 awards for DRC to provide logistics modeling support for the Joint Advanced Strike Technology program and the Air Staff. These contracts build on DRC's historical expertise in logistics and sophisticated modeling techniques.

While the U.S. Defense budget has been under constant pressure for several years, and DRC has certainly felt the consequences, the information technology sector in which we participate has a more favorable outlook.

As many realize, the information systems industry is in a dynamic state of change. To remain competitive, DRC must continue to improve its technology and knowledge base. We have been fortunate that many of our contracts are at the leading edge of technology; and in executing these contracts, we continue to expand our employees' skills and capabilities. In addition to our technology development under contract, we fund internal development programs such as image storage, software simulation development, object-oriented tool development and open system architecture design. Highly skilled and knowledgeable employees, company proprietary software tools, and almost forty years of technical experience place us in a favorable competitive position to participate in major new programs.

Our commercial business, manufacturing motion and position sensors and precision electroformed products grew 39% in 1994. Over the last two years, we invested in product and customer development programs that began to pay off with growing sales and improving profitability in 1994. The Encoder Division's sales were up sharply as its high-speed automated production line completed its first full year of producing automotive components.

The Metrigraphics Division also grew, driven in part by rising sales of nozzle plates used in ink cartridges for home and business computer printers.

As we look ahead, we will endeavor to be even more responsive to the needs and demands of our customers - both commercial and government.

As always, we are grateful to the employees of DRC. Their loyalty, creativity, and dedication to customer needs are the greatest assets in our continuing efforts to build a growing company with appreciating value for our shareholders.

Albert Rand
President and Chief Executive Officer

John S. Anderegg, Jr.
Chairman

MANAGING COMPLEXITY FOR THE U.S. NAVY
Since its founding in 1955, DRC has provided a wide range of sophisticated analytical and systems services in connection with the U.S. Navy's strategic programs. The Company's early work involved engineering analysis of inertial guidance and navigational systems, including methods for improving systems effectiveness. DRC developed a computer-based database for managing information about inertial guidance systems. Our role expanded over the years as we built, operated, and enhanced the database system to respond to evolving needs with emerging technology. DRC continues to provide services for this important on-going project in 1995.

Today, the automated database tracks more than 800 guidance systems containing nearly 12,000 parts from hundreds of suppliers across the country. The DRC system maintains a complete record of every part - who made it, where it is, and its performance history.

DRC re-engineered the system two years ago using commercial off-the-shelf components to accomplish an open-system architecture. More recently, we have added technology that increases efficiency by allowing users to access the 15 gigabyte system through Windows-based PCs, workstations, the Internet, and object-oriented languages. We have also implemented a paperless system in which on-line documentation in the form of text, drawings, video, and audio, replaces paper manuals. We are adding CD ROM capabilities to lower costs of off-line data storage.

We are currently defining a knowledge-based system that will provide on-line information for decision support. Much system expertise resides in the experience of people who have worked with the system for many years. The knowledge-based system will help ensure that this complex database will continue to fulfill its mission even as the Navy reduces its personnel requirements.

The success of the project has become a strategic model for DRC's growth. We start with a detailed understanding of customer needs, creatively apply the best available technology to meet the needs, and build long-term relationships based on performance, integrity, and service. This model continues to serve us well as we look to the future.

Color photograph of U.S. Navy submarine, missile, and guidance system.

Caption:
SOPHISTICATED INERTIAL DEVICES (LEFT) ARE AT THE CORE OF COMPLEX GUIDANCE AND NAVIGATIONAL SYSTEMS. UNDERSTANDING THE SYSTEM ENVIRONMENT ENABLES DRC TO DESIGN, INSTALL, AND OPERATE INFORMATION SYSTEMS THAT PROVIDE SUPERIOR PERFORMANCE FOR SYSTEM MANAGERS AND ENGINEERS.

INERTIAL GUIDANCE AND NAVIGATIONAL SYSTEMS
DRC services are crucial to the management of the Navy's Trident inertial guidance and navigation systems. Our engineering and management services help to achieve:
*    Extremely high levels of reliability
*    Continuous system improvements
*    Re-engineering to use state-of-the-art technology, including:
       Commercial off-the-shelf components
       Open architecture
       On-line documentation
       CD ROM storage
       Knowledge-based systems

CUTTING-EDGE TECHNOLOGY FOR TEST AND EVALUATION
DRC's Test Equipment Division provides specialized skills in hardware, software, and product engineering. This division provides a strong capability for developing and custom-producing a variety of high-performance devices as well as integrating cutting edge technology into customer hardware and software based systems.

Under a Navy contract, DRC has developed an Integrated Engineering Environment that uses software to simulate the characteristics of electronic components. Software simulation allows users to design and evaluate system improvements without the expense and time-consuming process of building physical mockups of the device. Also for the Navy, we are creating new technology that allows electronic chips to be built in layers, thus reducing the space between components. These "multi-chip modules" are expected to provide a higher system speed and performance.

Teamed with a U.K. partner, we are building a system for the Air Force to test secure communications devices known as Joint Tactical Information Distribution System (JTIDS). These devices provide highly secure and reliable digital communications over a radio network of airborne, shipborne and land-based nodes.

The test device being built is basically a simulator designed to stress JTIDS performance in simulated combat conditions. We believe that the simulation capabilities of the device will allow it to be used for training as well as testing.

DRC is providing systems integration expertise for JTIDS as well as hardware and manufacturing experience. Software is provided by our team partner, Wellic Ltd. DRC won this contract in an open, competitive procurement bid, based in part on our ability to assemble an integrated team that crosses organizational and functional boundaries.

Color photograph of Universal Interface Board and geographic display of tactical environment.

Caption: DRC IS DEVELOPING A "UNIVERSAL INTERFACE BOARD" (LEFT) TO PERMIT INCREASED INTEROPERABILITY OF SYSTEMS.

THE JTIDS TEST DEVICE (ABOVE) PROVIDES A GEOGRAPHIC DISPLAY AND SIMULATION OF THE TACTICAL ENVIRONMENT.

HARDWARE, SOFTWARE, AND SYSTEMS CAPABILITIES
Drawing upon engineering and technical talents that span the Company's divisions, DRC provides coordinated services to meet customer needs over a wide range of advanced and high-performance systems:
     * Integrated hardware capabilities
          Re-engineering
          Simulation
          Prototyping
          Electronic design
          Automation

     * Integrated software capabilities
          Re-use
          Code conversion
          Migration

     * Proprietary products and tools
          AdaMAT:software code metrics, process improvement, and code quality improvement
          Harness: Distributed heterogenous processing

     * Business process re-engineering
          Architectural analysis
          Requirements analysis
          Data standards and modeling
          Functional economic analysis
          Training
A WORLDWIDE INFORMATION SYSTEM FOR THE AIR FORCE
Under contract with the Air Force, DRC developed and operates a maintenance information system called TICARRS which has contributed substantially to the success of the F-16 program over the last 15 years.

TICARRS is an integrated worldwide information system. It provides around-the-clock, real-time maintenance information for all U.S. Air Force F-16 aircraft. The success of this system has resulted in its expansion over the years to handle additional information demands for a growing user community.

Today, TICARRS serves more than 14,000 terminals at 72 user sites worldwide, linked by satellite and land-based communications to a central computer at DRC headquarters. During 1995, we will provide additional enhancements to the system. Also during 1995, we are closely following customer planning for a new generation Air Force program expected to consolidate air-craft maintenance information. The mission of this high-priority effort is to improve efficiency by integrating all maintenance-related information and decision support systems into a unified system that will be operational by the year 2005.

DRC is strategically positioned to participate in the Air Force's procurement of this integrated maintenance data system for the 21st century. We created a base of expert knowledge in the domain of aircraft maintenance; then we applied our capabilities in existing and emerging technologies to capture and manage the data required to most effectively and cost-efficiently support the Air Force mission. TICARRS is another example of a strategy that has been highly successful for DRC over the years.

Color photograph of TICARRS Communication Network and F-16 aircraft.

Caption:
DRC's F-16 AIRCRAFT MAINTENANCE INFORMATION SYSTEM SUPPORTS OPERATIONS WORLDWIDE. DRC HAS THE FULL RANGE OF CREATIVE TECHNICAL SKILLS AND EXPERIENCE NEEDED TO PROVIDE INNOVATIVE, COST-EFFECTIVE SOLUTIONS TO CHANGING CUSTOMER REQUIREMENTS.

INFORMATION FOR MANAGING AIRCRAFT MAINTENANCE DATA
Building upon years of experience in logistics, data systems, and aircraft maintenance information, DRC offers a unique capability in the development and management of complex, large scale systems that meet demanding requirements for decision making:

     * Comprehensive skills
          Management
          Engineering
          Maintenance

     * Integrated development team
          Systems designers
          Hardware designers
          Users/customers

     * Domain expertise

     * Use of commercially available software and tools

     * Integrated testing

     * Independent verification and validation

     * Configuration management and control
          Identification and tracking
          Information for problem solving
          Failure analysis and diagnosis
HIGH-PRECISION PRODUCTS FOR DEMANDING COMMERCIAL MARKETS
DRC designs, custom-engineers, and produces high-precision products for demanding applications in commercial markets. We target niche markets where our creative engineering capabilities and our commitment to service and our quality combine to meet extremely demanding requirements.

The Encoder Division manufactures products used in automotive applications. An expanding market for these products is met through our high-speed, automated production facility, which successfully completed its first full year of operation in 1994. Other encoder products are used in a wide range of applications, including medical equipment, semiconductor processing, and factory automation equipment.

The Metrigraphics Division uses advanced electroforming capabilities in the production and prototyping of precision components. Advantages of electroforming include superior edge definition and the ability to hold critical tolerances on parts with as many as two million holes per square inch. Sales of electroformed products improved in 1994, partly due to strong sales of printers that use our electroformed nozzle plates. Metrigraphics also produces code discs, linear scales, high density circuit and optical targets.

A number of different market forces are creating opportunities for our commercial products. The trend toward higher levels of automation, the demand for speed and precision, and the spread of computer technology to many manufactured products provide future opportunities for our Commercial Divisions. Encoders covert analog information to digital form and thus become integral to the computer control feedback system. Electroforming is a superior manufacturing process for a growing array of micro-miniature parts. By providing exceptional service and customer satisfaction, DRC seeks to build long-term relationships that result in new product opportunities - for DRC and for our customers.

Color photograph of quality control device and electronic circuit boards.

Caption: MINIATURE COMPONENT PARTS MANUFACTURED BY AN ELECTROFORMING PROCESS ARE SUBJECT TO RIGOROUS QUALITY CONTROL AND TESTING (LEFT). ELECTRONIC CIRCUITRY IN ENCODERS IS MANUFACTURED IN HIGH VOLUMES WITH HIGH-SPEED AUTOMATED PRODUCTION EQUIPMENT.

PRECISE MOTION AND POSITION SENSORS.
ELECTROFORMED COMPONENTS.
DRC applies it's experience and technical expertise to the development of specialized products and capabilities, including:
     * High-precision measurement devices and components
          Optical encoders
          Linear and rotary measurement devices
          Scales and reticles

     * Electroformed parts
          Nozzle plates
          Printheads

     * Custom-engineering

     * Manufacturing skills and techniques
          Materials deposition
          Chemical processes
          Photo lithography

     * Specialized production lines
          Automation
          High speed
          High accuracy
DIVERSITY AND STRENGTH
As the examples in this report illustrate, our ability to understand and meet customer requirements is critical to success in our traditional markets. In addition, our emphasis on quality assurance, customer service, and total customer satisfaction has positioned DRC to continue to compete successfully.

In recent years, we have augmented our traditional strengths with new areas of expertise: the use of commercial, off-the-shelf technology, open system architectures, standards-based systems, and object-oriented technology. These and other initiatives align DRC with the Department of Defense emphasis on greater efficiency, better use of resources, and maintaining mission readiness with fewer personnel. As a result, we continue to be successful in attracting contract support in forward-looking, high-priority projects.

Space does not permit a full presentation of all our engineering and management support services for Air Force, Navy and Army customers, but other work includes:

     * Technical and engineering management support for a wide range of
high-profile Air Force electronics           systems programs.  Our people
support all stages of an acquisition from program definition and initiation, strategic planning, proposal evaluation, contract or
monitoring, progress evaluation and               measurement.

     * Logistics analysis and support, throughout all phases of the acquisition process and system life.

     * Human-systems integration for improved performance and effectiveness
of personnel and systems:                    training methods, task
automation, performance analysis and personnel requirements.

In non-DoD markets, we continue to develop opportunities where our proven capabilities can produce significant and measurable results for our customers. In addition, we are growing the commercial segment of our business through innovative product engineering and aggressive, focused marketing.

Information technology is the core of DRC's strength. With customer service and satisfaction as a driving force, we provide solutions that result in engineering, manufacturing, and business opportunities - for us and for our customers.

               FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands of dollars, except per share data)1994 1993    1992      1991     1990
Revenue                    $102,964$101,102$102,581$97,701$90,548
Operating income                632  3,242   6,377  5,684   5,557
Net income                      224  1,834   4,014  3,630   3,260
Net income per common share*    .04    .33     .70    .61     .51

Total assets                 53,977 59,494  48,877 45,397  43,137
Long-term debt (excl. curr. port.)   2,717  3,900       -         -     -
Shareholders' investment     32,713 32,437  30,805 27,550  24,718
Shareholders' investment per share*   5.81    5.78   5.47    4.74         4.08
Return on shareholders' investment (%)  .7     5.7   13.0    13.2        13.2

Backlog                      43,679 51,257  54,547 52,609  50,605
Cash flow from operations     5,721  1,397   9,468  3,416   4,462
Research and development expense224  2,007   1,463    698     667
Capital expenditures          2,444 12,144   4,732  3,710   2,151

Number of shares outstanding
at end of year*           5,631,4485,610,8785,632,2645,815,5986,061,072
Number of employees           1,130  1,188   1,189  1,195   1,174


                             QUARTERLY DATA**


(in thousands of dollars, except per share data) unaudited
1994                              1st Qtr2nd Qtr 3rd Qtr4th Qtr
Revenue                           $22,692$23,656 $21,573$35,043
Operating income                      696    580 (2,699)  2,055
Net income                            390    302 (1,734)  1,266
Net income per common share           .07    .05       (.31).22

1993
Revenue                           $23,026$24,382 $21,892$31,802
Operating income                    1,118  1,034     368    722
Net income                            651    594     189    400
Net income per common share*          .12    .11     .03    .07

1992
Revenue                           $21,194$24,222 $23,731$33,434
Operating income                      810  1,174   1,481  2,912
Net income                            518    761     950  1,785
Net income per common share*          .09    .13     .16    .32


* Retroactively adjusted for the May 1994, February 1993, and February 1992 stock dividends.

**   The Company uses a 13-period accounting year, each with four weeks.
The first three quarters contain 12 weeks,
     and the fourth fiscal quarter contains 16 weeks. The 1994 fiscal year covered a 53-week period with 17 weeks in the fourth fiscal quarter.

                        CONSOLIDATED BALANCE SHEETS

At December 31, l994, December 25, 1993 and December 26, 1992
(in thousands of dollars, except per share data)   1994     1993      1992

Assets
Current assets:
Cash and cash equivalents                 $ 206   $ 140    $2,908
Receivables, less allowances of $586, $418 and $356    14,939    20,016
15,810
Unbilled expenditures and fees on contracts in process 18,194    17,053
16,214
Inventories                                2,353   2,630    2,007
Refundable income taxes                     885     553     1,550
Prepaid expenses and other current assets  1,330   1,315    873

Total current assets                       37,907  41,707   39,362

Property, plant and equipment, at cost:
Land                                       1,126   1,126      -
Building                                   7,774   7,774      -
Machinery and equipment                    28,857  27,637   25,258
Leasehold improvements                     1,377   1,835    1,826

Total property, plant and equipment, at cost   39,134  38,372    27,084
Less-accumulated depreciation and amortization 23,064  20,585    17,569

Net property, plant and equipment          16,070  17,787   9,515

Total assets                              $53,977 $59,494  $48,877

Liabilities and Shareholders' Investment
Current liabilities:
Notes payable                             $1,200  $3,301   $220
Accounts and drafts payable                3,442   4,327    4,877
Accrued payroll and employee benefits      4,649   4,736    4,678
Deferred contract and other revenue         894    3,073    2,880
Other accrued expenses                     1,535    944     579
Current deferred income taxes              4,741   4,531    3,761
Current portion of long-term debt          1,221   1,200      -

Total current liabilities                  17,682  22,11216,995

Long-term debt, less current portion       2,717   3,900      -
Deferred income taxes                       865    1,045    1,077

Commitments and contingencies
Shareholders' Investment
Preferred stock, par value, $.10 per share,
  5,000,000 shares authorized, none issued
Common stock, par value, $.10 per share
  Authorized - 15,000,000 shares
  Issued - 6,571,495 shares in 1994, 6,028,155 shares in 1993 and
    5,960,940 shares in 1992                657     603     596
Less: Treasury stock - 940,047 shares in 1994, 927,357 shares in 1993
  and 840,700 shares in 1992, at par value (94)    (93)     (84)
Capital in excess of par value             9,284   6,977    7,199
Retained earnings                          22,866  24,950   23,094

Total shareholders' investment             32,713  32,437   30,805

Total liabilities and shareholders' investment$53,977 $59,494 $  48,877



The accompanying notes are an integral part of these consolidated financial statements.
                   CONSOLIDATED STATEMENTS OF OPERATIONS

For the three years ended December 31, 1994
(in thousands of dollars, except per share data)   1994    1993       1992

Revenue:
Contract revenue                          $84,891 $88,085 $92,015
Product sales                              18,073  13,017  10,566

Total revenue                             102,964 101,102 102,581

Costs and expenses:
Cost of contract revenue                  77,398  74,523  76,241
Cost of goods                             14,571  10,768  8,170
Selling, engineering and administrative expenses  10,363  12,569
11,793

Total operating costs and expenses        102,332 97,860  96,204

Operating income                            632   3,242   6,377
Interest expense (income), net              431     250   (167)

Income before provision for income taxes    201   2,992   6,544
Provision (benefit) for income taxes       (23)   1,158   2,530

Net income                                $ 224   $1,834  $4,014

Net income per common share*              $ .04   $ .33   $ .70


Weighted average number of common shares outstanding*  5,638,700
5,633,354                                 5,745,302

* Retroactively adjusted for the May 1994 and February 1993 stock dividends.

The accompanying notes are an integral part of these consolidated financial statements.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


For the three years ended December 31, 1994
(in thousands)

                              Common Stock      Capital in
                         Issued     Treasury StockExcess ofRetained
                      SharesPar ValueSharesPar ValuePar ValueEarnings


Balance at December 28, 1991   5,480   $548(674) $    (67) $5,958
$21,111

Year 1992
10% stock dividend       470      47      -      -   1,981(2,031)
Stock options exercised   11       1      -      -      35      -
Treasury stock purchased   -       -  (167)    (17)  (775)      -
Net income                 -       -      -      -       -  4,014

Balance at December 26, 1992   5,961   $596(841) $    (84) $7,199
$23,094

Year 1993
Stock dividend adjustment(5)       -      -      -    (22)     22
Stock options exercised   72       7      -      -     206      -
Treasury stock purchased   -       -   (86)    (9)   (406)      -
Net income                 -       -      -      -       -  1,834

Balance at December 25, 1993   6,028   $603(927) $    (93) $6,977
$24,950

Year 1994
10% stock dividend       509      51      -      -   2,255(2,308)
Stock options exercised   34       3      -      -      94      -
Treasury stock purchased   -       -   (13)    (1)    (42)      -
Net income                 -       -      -      -       -    224

Balance at December 31, 1994   6,571   $657(940) $    (94) $9,284
$22,866


The accompanying notes are an integral part of these consolidated financial statements.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three years ended December 31, 1994
(in thousands of dollars)                   1994    1993   1992

Cash provided by operations:
  Net income                              $  224  $1,834  $4,014
  Depreciation and amortization            4,161   3,872  2,834
  Increase (decrease) in deferred income taxes(180) (32)    115
  Provision for receivable reserves          222      63     65

                                           4,427   5,737  7,028

Cash provided by (used for) working capital:
   Receivables                             4,855 (4,269)  7,046
   Unbilled expenditures and fees on contracts in process(1,141) (839)
(5,727)
   Inventories                               277   (623)  (274)
   Refundable income taxes                 (332)     997(1,508)
   Prepaid expenses and other current assets(15)   (442)  (321)
   Accounts and drafts payable             (885)   (550)  1,325
   Accrued payroll and employee benefits    (87)      58    461
   Deferred contract and other revenue   (2,179)     193    110
   Other accrued expenses                    591     365    153
   Accrued and current deferred income taxes 210     770  1,175

                                           1,294 (4,340)  2,440

  Net cash generated in operations         5,721   1,397  9,468

Cash used for investing activities:
  Additions to property and equipment, net(2,444)(12,144)(4,732)

Cash provided by (used for) financing activities:
  Net borrowings (repayments) under line-of-credit agreements(2,065)  3,081
(3,117)
  Proceeds from issuance of the mortgage loan  -   6,000      -
  Principal payment under mortgage agreement(1,200)(900)      -
  Proceeds from exercise of stock options     97     213     36
  Purchase of treasury shares               (43)   (415)  (792)

  Net cash generated (used) in financing activities(3,211)7,979  (3,873)

Net increase (decrease) in cash and cash equivalents 66(2,768) 863 Cash and cash equivalents at the beginning of the year140 2,908 2,045

Cash and cash equivalents at the end of the year  $ 206   $ 140  $    2,908

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                $  583  $ 276   $  32
  Income taxes                            $  265  $ 905   $2,761

The accompanying notes are an integral part of these consolidated financial statements.
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of consolidation. The accompanying consolidated financial statements include the accounts of Dynamics Research Corporation and its wholly-owned subsidiaries (the Company). All material intercompany transactions and balances have been eliminated in consolidation.

Revenue recognition. Revenues under cost-reimbursement and fixed-price contracts are recognized as costs are incurred and include applicable fees in the proportion that costs incurred bear to total estimated costs. When a loss is indicated on any contract in process, provision for the total estimated loss is made at that time. Unbilled expenditures and fees on contracts in process represent the revenue recognized on certain contracts in excess of the billings to date. Deferred contract revenue represents the amounts billed on certain contracts in excess of costs and fees incurred to date. Overhead and general and administrative costs charged to U.S. government contracts are subject to audit for years after 1992.

Income taxes. Effective December 27, 1992, the Company adopted the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expense represents the change in the deferred tax asset/liability balance. The adoption of SFAS 109 in 1993 did not have a material effect on the Company's consolidated financial statements. Prior to fiscal 1993, the Company recorded income taxes on timing differences between financial statement and tax treatment of income and expenses under Accounting Principle Board Opinion No. 11.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.

(in thousands of dollars)                1994   1993    1992

Work in process                         $ 603  $ 632   $ 418
Raw materials and subassemblies          1,750  1,998   1,589

Total                                   $2,353 $2,630  $2,007


Property, plant & equipment. Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives using principally the straight-line method for plant and equipment. Leasehold improvements are amortized over the remaining term of the lease or the life of the related asset, whichever is shorter.

Cash and cash equivalents. The Company considers all cash investments with original maturities of three months or less to be cash equivalents.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2.  INCOME TAXES
The components of the provisions (benefit) for federal and state income taxes are as follows:

(in thousands of dollars)                 1994    1993   1992

Currently payable (refundable)
Federal                                  $(354)  $517   $ 320
State                                     (24)    172      85

Total                                    $(378)  $689   $ 405

Deferred
Federal                                  $ 297   $366   $1,641
State                                       58    103     484

Total                                    $ 355   $469   $2,125

Total provision (benefit)                $(23)   $1,158 $2,530


The differences between the statutory U.S. federal income tax rate and the Company's effective tax rates are as follows:

(in thousands of dollars)                 1994    1993   1992

Provision at statutory rate              $  68   $1,017 $2,225
State income tax, net of federal tax benefit    23    182    375
R&D tax credit                            (100)     -       -
Other, net                                (14)    (41)   (70)

Provision (benefit) for income taxes     $(23)   $1,158 $2,530



Significant items comprising deferred tax assets and liabilities are as follows:


(in thousands of dollars)                 1994    1993

Unbilled costs and fees and deferred contract revenue, net       $
(6,768)                                  $(5,634)
Accrued expenses                          1,338   733
Receivable reserves                        230    170
Inventory reserves                         155    168
Other                                      304     32

Current deferred tax liabilities, net    $(4,741)$(4,531)

Accelerated tax depreciation             $(581)  $(820)
Other                                     (284)   (225)

Non-current deferred tax liabilities     $(865)  $(1,045)


Total deferred tax liabilities, net      $(5,606)$(5,576)


During 1992, deferred income taxes were provided primarily for timing differences in the recognition of contract revenue.

Total deferred tax assets and total deferred tax liabilities were $7,633,000 and $2,027,000, respectively at December 31, 1994 compared with $6,679,000 and $1,103,000, respectively at December 25, 1993.
3.  EMPLOYEE BENEFIT PROGRAMS
The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Pension plan benefits are generally based on years of service and compensation during final years of employment. The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974 or additional amounts to assure that plan assets will be adequate to provide retirement benefits. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Net pension cost for 1994, 1993 and 1992 included the following components:

(in thousands of dollars)                   1994   1993    1992

Service cost - benefits earned during the period  $1,309 $1,108 $     1,081
Interest cost on projected benefit obligation   1,666  1,544   1,343
Actual return on plan assets                 685   (1,662)     (979)
Net amortization and deferred items        (2,198) (116)  (676)

Net periodic pension cost                 $1,462  $ 874  $  769


The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1994, December 25, 1993 and December 26, 1992:


(in thousands of dollars)                   1994   1993    1992

Actuarial present value of benefit obligations:
Vested                                    $18,327 $19,814$13,324
Nonvested                                    466    569     510

Accumulated benefit obligation             18,793  20,383 13,834
Effect of projected future salary increases     2,644  2,595   3,324

Projected benefit obligation for service rendered to date 21,437
22,978                                     17,158
Plan assets at fair market value           19,600  19,639 17,565

Projected benefit obligation less than (in excess of) plan assets
(1,837)                                    (3,339)  407
Unrecognized net gain from past experience different
   from that assumed and effects of changes in assumptions     (2,097)
(430)                                      (4,299)
Prior service cost not yet recognized in net periodic pension cost
2,359                                      2,579   2,799
Unrecognized net obligation at January 1, 1987 being recognized
    over 15 years                            246    281     316

Net pension liability recognized in the Consolidated Balance Sheet at December 31, 1994, December 25, 1993 and December 26, 1992 $
(1,329)                                   $(909)  $(777)


The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 8.5% and 3.5% in 1994, 7.25% and 3% in 1993 and 9% and 5% in 1992. The expected long-term rate of return on assets was 9% in 1994 and 1993 and 10% in 1992. A substantial portion of the projected benefit obligation decrease from 1993 to 1994 was attributable to the increase in the discount rate to match current market conditions, while the substantial increase from 1992 to 1993 was due to the lowering of the discount rate.

The Company also maintains a cash or deferred savings plan (401(k) plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The Company contributes to the plan an amount equal to 25% of the first 6% of employee's elective deferrals. The Company contributed $581,305 to the plan for 1994, $534,321 for 1993 and $477,789 for 1992. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The Company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any non-vested portion if termination occurs within the first five years of employment.

4.  NOTES PAYABLE AND LINES OF CREDIT
At December 31, l994, the Company had unsecured lines of credit with various banks that provide for maximum borrowings of $21,000,000, of which $1,200,000 was utilized. Borrowings under these lines of credit are payable on demand and bear interest at the prevailing prime interest rate (8.5% at December 31, 1994) or at a lower rate quoted by the respective banks. The Company's average interest rate on outstanding borrowings at December 31, 1994, December 25, 1993 and December 26, 1992 were 7.0%, 3.8% and 6.0% respectively. While the arrangements do not have termination dates, the terms are reviewed and revised periodically.

5.  LONG-TERM DEBT
(in thousands of dollars)
Long-term debt consists of the following:       1994      1993


Mortgage note payable to a bank, bearing interest at LIBOR plus 1% (6.7% through February 2, 1995, at which time the interest rate is to be adjusted) due in quarterly payments of $300,000 plus interest
through February 1998,secured by certain land and buildings. $   3,900
$                                          5,100

Other                                             38         -
Less - current portion                        (1,221)   (1,200)

                                               $2,717    $3,900


Future maturities of long-term debt are as follows:1995    $     1,221
                                 1996          1,217
                                 1997          1,200
                                 1998            300

                                               $3,938


The Mortgage Agreement contains covenants concerning certain operating ratios, minimum balances of net worth and specified fixed charge coverage ratios. The Company, during the third and fourth quarters of 1994 was not in compliance with the covenants which require specified fixed charge coverage ratios. The bank has waived these defaults. The Mortgage Agreement has been amended and the Company is in compliance with the amended covenants. Based on current operating plans, management believes the amended covenants can be met on a continuing basis.
6.  STOCK OPTION PLANS
The Company has stock option plans which are administered by the Compensation Committee of the Board of Directors who determine the employees to receive options and the number and option price of shares covered by each such option.

On April 27, 1993, the Company's shareholders approved the 1993 Equity Incentive Plan (1993 Plan) to replace the Company's 1983 Stock Option Plan (1983 Plan), which terminated in 1993. The 1993 Plan permits the Company to grant incentive stock options, stock appreciation rights (SAR), awards of nontransferable shares of restricted common stock and deferred grants of common stock. Options granted under the 1983 Plan on or before December 31, 1986 are not exercisable, while previously granted options are outstanding.

Options granted under both plans may be either incentive stock options or non-qualified stock options. The option price shall not be less than the fair market value at the time the option is granted, and the option period may not be greater than ten years from the date the option is granted. Options under the plans have normally been exercisable in three equal installments commencing one year from the date of the grant. Transactions involving the plans are summarized as follows:*

                                        1994     1993      1992

Shares under option:
Outstanding at beginning of year     429,129  481,704  434,775
Granted                                    -   38,500   89,843
Exercised                           (34,120) (79,986) (12,966)
Canceled                     (34,117)        (11,089) (29,948)

Outstanding at end of year           360,892  429,129  481,704


Price range of options outstanding$3.46-$7.42$2.60-$7.42$2.60-$7.42
Exercisable at end of year           315,602  315,205  340,293

* Retroactively adjusted for the May 1994 stock dividend.

At December 31, l994, under the 1993 Plan, 440,000 shares have been reserved, of which 418,000 shares are available for future grants.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

7.  COMMITMENTS AND CONTINGENCIES
The Company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 1999, with various options to renew through 2004. Rent expense under these leases (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) was approximately $1,800,000 in 1994 and $1,887,000 in 1993 and $3,300,000 in 1992.

The aggregate minimum lease commitment for the Company's facilities on December 31, 1994 was $2,344,000, payable as follows: $1,332,000 in 1995,
$436,000 in 1996, $359,000 in 1997, $188,000 in 1998 and $29,000 in 1999.

The Company also leases certain equipment. Rent expense under these leases was approximately $46,000 in 1994, $429,000 in 1993 and $1,390,000 in 1992.

The Company entered into a settlement agreement in April, 1994 with the Department of Justice whereby the Company paid $1,790,000, to the U.S. Government and a civil suit against the Company, filed by the Department of Justice in 1991, was dismissed. The amount of the settlement had been fully reserved and had no impact on reported results during 1994.

8. PREFERRED STOCK PURCHASE RIGHTS
On July 14, 1988, and as amended on September 6, 1989, the Company declared a dividend distribution of one preferred stock purchase right (Right) for every outstanding share of common stock. The Rights have attached to all outstanding shares of common stock, and no separate Rights certificates will be issued. The Rights will become exercisable upon the earlier to occur of (i) the date which is the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) the tenth business day following the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 30% or more of the outstanding common stock.

When exercisable, each Right entitles the registered holder to purchase from the Company one tenth of a share of its Series A Participating Preferred Stock, $.10 par value, at a price of $40.00 per each one tenth share of preferred stock.
Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends. The Rights may be redeemed by the Company at the discretion of the Board of Directors, at a price of $.01 per Right, and they expire on July 27, 1998.

9.  BUSINESS SEGMENTS
The Company provides computer systems services, other engineering and management support services and manufactures position and motion sensors and other precision components. The Systems segment provides specialized technical services to the Department of Defense and produced approximately 82% of total Company revenues in 1994. These services include the development and operation of computer-based management information systems where sophisticated software programs are applied to collect, analyze, store and retrieve information regarding the location, design, configuration, maintenance status and performance test history of the individual component parts of major weapons systems. The Commercial products segment produces encoders, which are used to measure rotary or linear movement, and precision-patterned glass and electroformed metal products.

Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets.

General corporate assets consist primarily of cash and the Company's corporate headquarters.

Summarized financial information by business segment for 1994, 1993 and 1992 are as follows:


(in thousands of dollars)                   1994   1993    1992

Revenue:
    Defense systems and services          $84,891 $88,085$92,015
    Commercial products                    18,073  13,017 10,566

Total Revenue                             $102,964$101,102    $102,581

Operating income:
    Defense systems and services          $(290)  $3,457 $6,225
    Commercial products                      922   (215)    152

Total operating income                    $  632  $3,242 $6,377

Total assets:
    Defense systems and services          $36,573 $41,744$37,767
    Commercial products                    6,878   7,432  6,060
    Corporate                              10,526  10,318 5,050

Total Assets                              $53,977 $59,494$48,877

Depreciation and amortization:
    Defense systems and services          $2,932  $2,726 $2,114
    Commercial products                      772    674     545
    Corporate                                457    472     175

Total depreciation and amortization       $4,161  $3,872 $2,834

Capital expenditures:
    Defense systems and services          $1,971  $2,207 $3,455
    Commercial products                      347    779   1,191
    Corporate                                126   9,158     86

Total capital expenditures                $2,444  $12,144$4,732

9.  BUSINESS SEGMENTS - CONTINUED

Unbilled expenditures and fees on contracts in process consist of costs and estimated earnings in excess of billings on uncompleted government contracts and are comprised principally of amounts, including retainage, for which billings could not be presented under the terms of the contracts at the balance sheet dates. Unbilled expenditures and fees on contracts in process with the U.S. Government at December 31, 1994 were $18,194,000 compared to $17,053,000 at December 25, 1993, and $16,214,000
at December 26, 1992.

The approximate number of U.S. Government contracts has varied between 100 and 150 during the past five years, with 125 contracts open at December 31, 1994. Receivables under U.S. Government contracts at December 31, 1994 were $12,505,000 compared to $17,580,000 at December 25, 1993, and
$14,059,000 at December 26, 1992.
           MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Dynamics Research Corporation is responsible for the accuracy and internal consistency of all information contained in this annual report, including the consolidated financial statements. Management has followed those generally accepted accounting principles which it believes to be most appropriate to the circumstances of the Company, and has made what it believes to be reasonable and prudent judgments and estimates where necessary.

Dynamics Research Corporation operates under a system of internal accounting controls designed to provide reasonable assurance that its financial records are accurate, that the assets of the Company are protected, and that the financial statements present fairly the financial position and results of operations of the Company. The internal accounting control system is tested, monitored and revised as necessary.

Three directors of the Company, not members of management, serve as the Audit Committee of the Board of Directors and are the principal means through which the Board supervises the performance of the financial reporting duties of management. The Audit Committee meets with management and the Company's independent auditors several times a year to review the results of external audits of the Company and to discuss plans for future audits. At these meetings the Audit Committee also meets privately with the independent auditors to assure its free access to them.

The Company's independent auditors, Arthur Andersen LLP, audited the financial statements prepared by the management of Dynamics Research Corporation. Their report on these statements is presented below.



Albert Rand                    Douglas R. Potter
President, Chief Executive OfficerVice President of Finance, Chief Financial Officer






                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynamics Research Corporation:

We have audited the accompanying consolidated balance sheets of DYNAMICS RESEARCH CORPORATION (a Massachusetts corporation) and subsidiaries as of December 31, 1994, December 25, 1993 and December 26, 1992, and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DYNAMICS RESEARCH CORPORATION and subsidiaries as of December 31, 1994, December 25, 1993 and December 26, 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                   ARTHUR ANDERSEN LLP



Boston, Massachusetts,
February 10, 1995

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND OPERATING RESULTS


RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with and is intended to supplement the information set forth in the Company's consolidated financial statements and related notes.

The following table sets forth, for the periods indicated, the percentage which certain items in the Consolidated Statements of Operations bear to revenue:
                                           1994   1993   1992

Revenue
Contract revenue                            82.4%  87.1%  89.7%
Product sales                               17.6   12.9   10.3

Total revenue                              100.0  100.0  100.0

Cost of contract revenue*                   91.2   84.6   82.9
Cost of product sales*                      80.6   82.7   77.3
Total cost of sales                         89.3   84.4   82.3
Selling, engineering and administrative expenses   10.1   12.411.5

Total operating costs                       99.4   96.8   93.8

Operating income                             0.6    3.2    6.2
Interest expense (income), net               0.4    0.2   (0.2)

Income before income taxes                   0.2    3.0    6.4
Provision for income taxes                   0.0    1.2    2.5

Net income                                   0.2%   1.8%   3.9%


*These amounts represent a percentage of contract revenue and product sales, respectively.

The following comments should be read in conjunction with the foregoing table:

Contract revenue decreased 3.6% or $3,194,000 in 1994 over 1993 as compared to a 4.3% or $3,930,000 decrease in 1993 over 1992. During 1994, the Company experienced reductions in several areas including the Air Force Technical, Engineering and Management Support (TEMS) program at Hanscom Air Force Base. Also, reflected in 1994 revenue was a $1.0 million third quarter adjustment in connection with a contract with the United States Air Force to reflect the uncertainty of recovery of certain costs incurred to date. Defense budget pressures and priorities may alter the future scope of defense programs, and the potential impact of these changes on the Company's future contract revenue is difficult to predict. However, much of the Company's revenue relates to the development and operation of computer based management information and logistics support systems which continue to receive budgetary suppport. The Company is continuing to pursue additional programs both within the Department of Defense (DoD) and with other government agencies. The 1993 decrease in revenue primarily resulted from the Company continuing TEMS work as a subcontractor, rather than as prime contractor.


Product sales in 1994 increased 38.8% or $5,056,000 as compared with 1993. This was principally the result of full production of a new line of custom encoder devices for a customer in the automotive industry and of electroformed components for commercial printers and increased business across a wide customer base. Product sales in 1993 increased 23.2% or $2,451,000 as compared with 1992. This principally resulted from commencement of sales of the new product lines.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND OPERATING RESULTS - CONTINUED

Cost of contract revenue as a percentage of contract revenue increased from 84.6% in 1993 to 91.2% in 1994. This increase was due principally to $500,000 in charges for reserves related to certain Air Force programs and to the continuing adverse effect on profit margins resulting from the Company's shift from a prime contractor role to a subcontractor role for the engineering services program performed for the Air Force at Hanscom Air Force Base. A nonrecurring charge of $750,000 was taken in the third quarter of 1994 relating to staff reductions, consisting primarily of seperation costs. Cost reduction actions were taken in the fourth quarter of 1993, consisting primarily of indirect labor staff reductions and consolidation of office space. Facility costs were significantly reduced in 1994 and 1993 compared to 1992 due to the January 1993 purchase of the Andover, Massachusetts building occupied by its Corporate offices and Systems Division.

The cost of contract revenue, measured as a percentage of contract revenue, increased from 82.9% in 1992 to 84.6% in 1993. This was attributable to lower profit margins on specific contracts in 1993.

Cost of goods as a percentage of product sales decreased from 82.7% in 1993 to 80.6% in 1994. This decrease was primarily the result of full production levels of the new custom encoder product line and increased production of electroformed components for commercial printers. Start-up costs for these product lines were incurred in 1993 and targeted unit production levels for these products were achieved in 1994.

Cost of goods as a percentage of product sales increased from 77.3% in 1992 to 82.7% in 1993. This increase was the result of start-up costs for the new custom encoder product line.

Selling, engineering and administrative expenses decreased $2,206,000 or 17.6% in 1994 from 1993. The decrease was principally due to the completion of research and development efforts by the Company related to the Company's maintenance data system for the Air Force. These internal research and development efforts were completed late in 1993. There was also a decrease in general and administrative expenses due to staff reductions in late 1993.

Selling, engineering and administrative expenses increased $776,000 or 6.6% in 1993 over 1992. The increase was principally due to an increase of $544,000 in research and development expense as discussed above.

Interest expense (income), net increased to $431,000 in 1994 from $250,000 in 1993 due to an increase in the average level of the Company's borrowings in 1994 combined with higher average interest rates in 1994. The sum of receivables and unbilled expenditures and fees on contracts in process increased from the end of 1992 to 1993 and then decreased at the end of 1994. Early in 1993, the Company acquired its headquarters building with a combination of cash and mortgage financing.

Provision (benefit) for income taxes was (11.4%) for 1994, and 38.7% for 1993 and 1992. Effective December 27, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the use of the liability method for computing the current and deferred provisions for income taxes. The adoption of this method did not have a material impact on the Company's tax provision. The 1994 tax rate was favorably affected by research and development expenditure credits as well as somewhat lower net state income taxes.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND OPERATING RESULTS - CONTINUED


The Company's backlog of unfilled orders at the end of 1994 was $43,679,000, a decrease of 14.8% from $51,257,000 in 1993. A portion of the Company's backlog is based on annual purchase contracts, and the amount of the backlog as of any date can be affected by the timing of such order receipts and deliveries thereunder.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity have been cash flow from operations and bank credit lines. The ratio of current assets to current liabilities was 2.1 to 1 at December 31, 1994 compared to 1.9 to 1 at the end of 1993. The change in this ratio is attributable to the paydown of notes payable from $3.3 million at year-end 1993 to $1.2 million at year-end 1994 as well as other reductions in payables. During 1994, noncash expenses for depreciation and amortization and favorable receivables collections enabled the Company to generate $5.7 million from operations despite net income of only $.2 million. Further receivable reductions are expected in 1995. The Company had no large capital spending commitments as of December 31, 1994.

At December 31, 1994, $19,800,000 was available under the Company's current lines of credit. The Company believes that its liquid assets, cash flows from operations and available bank lines of credit will support its operating and capital requirements for 1995.


IMPACT OF INFLACTION AND CHANGING PRICES

Overall, inflation has not had a material impact on the Company's operations. Increased costs and expenses have been offset by price increases, cost reduction programs and improved productivity. In addition, the terms of Defense contracts, which account for approximately 82% of the Company's revenues in 1994 are generally for one year, thus reducing the potential impact of inflation on the Company.

CORPORATE HEADQUARTERS
60 Frontage Road
Andover, Massachusetts  01810-5498
Telephone:     (508) 475-9090
Fax:    (508) 475-8205

AUDITORS
Arthur Andersen LLP
One International Place, Boston, Massachusetts 02110

LEGAL COUNSEL
Ropes & Gray
One International Place, Boston, Massachusetts 02110

TRANSFER AGENT
American Stock Transfer & Trust Company
99 Wall Street, New York, New York  10005
Telephone:     (800) 937-5449

STOCK PRICES
Bid price by quarter                     1994      1993*
                                    High    LowHigh    Low
First quarter                      $4.77  $3.86$5.80  $3.62
Second quarter                     4.55    3.645.45    4.21
Third quarter                      4.00    3.385.00    4.32
Fourth quarter                     3.75    2.754.66    3.41

* Retroactively adjusted for the May 1994 stock dividend.

The bid and asked prices of the Company's common stock on February 16, 1995 were $4.00 and $4.75, respectively. Prices shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. Source: Monthly Statistical Report of the National Association of Securities Dealers, Inc.
- NASDAQ.

COMMON STOCK
The Company's stock is traded on the NASDAQ National Market System, Symbol:
DRCO; and listed in newspapers as DynamR., DynRsh. or DynRsearch.

NUMBER OF SHAREHOLDERS
The approximate number of shareholders of record at February 16, 1995 was 1,085. As of February 16,
1995 there were 5,630,448 common shares outstanding.

FORM 10-K
A copy of DRC's Form 10-K, which is filed annually with the Securities and Exchange Commission, will be sent without charge to any shareholder requesting it in writing to the Treasurer's office, Dynamics Research Corporation, 60 Frontage Road, Andover, Massachusetts 01810-5498.

ANNUAL MEETING
The 1995 Annual Meeting of Shareholders will be held on Tuesday, April 25, 1995 at the State Street Bank and Trust Building, 33rd floor, 225 Franklin Street, Boston, Massachusetts 02110.
DIRECTORS
Dr. Francis J. Aguilar**
  Professor of Business Administration,
  Harvard University, Graduate School of Business Administration
John S. Anderegg, Jr.
  Chairman, Dynamics Research Corporation
General James P. Mullins**
  USAF retired
Albert Rand
  President and Chief Executive Officer, Dynamics Research Corporation Thomas J. Troup*
  Vice Chairman, Burr-Brown Corporation

* Member of the Audit Committee.

** Member of the Audit and Compensation Committees

OFFICERS
John S. Anderegg, Jr.
  Chairman
Albert Rand
  President, Chief Executive Officer
Arthur Brown
  Vice President, Contracts, Systems Division
Dr. Joseph W. Griffin, Jr.
  Vice President, Systems Development, Systems Division
Chester Ju
  Vice President, Encoder Division and Metrigraphics Division
Douglas R. Potter
  Vice President of Finance and Chief Financial Officer
Richard P. Rappaport
  Vice President, Test Equipment Division
Vernon F. Vutech
  Vice President, Systems Programs, Systems Division
John L. Wilkinson
  Vice President, Human Resources
David C. Proctor
  Treasurer and Assistant Clerk
Frederick Eromin
  Controller, Systems Division
John R.D. McClintock
  Clerk