Form 10-K, Exhibit 13
period 1995-12-30
DYNAMICS RESEARCH CORP
filed 1996-03-29
CIK 30822

Dynamics Research Corporation
ANNUAL REPORT 1995

Solutions Through Information Technology


About The Cover

Building upon wide-ranging capabilities in information technology, systems integration and engineering, Dynamics
 Research Corporation serves a diverse customer base whose systems and products must meet demanding performance and cost requirements. As the cover suggests, broad technical, management and manufacturing capabilities form the basis of DRC+s continuing success and strength.

Financial Highlights
        1995            1994
Revenue $       103,941 $       102,964
Net income      $       559     $       224
Net income per share    $       .10     $       .04
Backlog $       61,284  $       43,679
Number of employees             1,249           1,130
Number of shares outstanding     5,622,772     5,631,448

Corporate Profile

Dynamics Research Corporation applies information system and manufacturing technologies to create innovative solutions for its customers. Our solutions are designed to enhance the performance, reliability, and cost-effectiveness of complex systems. Our mission is to

help our customers compete and win in their markets

 through the continuous improvement of their products and processes. We believe that our innovative people, equipped with the best technology the market has to offer, can

 create new ways to help our customers deliver better

 products more cost effectively.

To Our Shareholders

To Our Shareholders
For the year ended December 30, 1995, Dynamics Research
 Corporation had revenue of $104 million, up from $103 million in 1994. Net income for the year was $559,000, or $.10 per share, an improvement over $224,000, or .04 per share, earned in 1994.Over the past five years, DRC+s sales have been generally flat, in the range of $98 million to $104 million, with declining profits until a modest recovery in 1995. Overall sales have been sustained by an increase of our commercial manufactured products business from $10.9 million in 1991 to $23 million in 1995. Meanwhile defense services peaked at $92 million in 1992 and declined to $81 million in 1995. This situation was unsatisfactory and we adjusted our strategies in each of our business units.

Our new strategies were in essence a commitment of resources to developing business in markets with greater potential for growth. The significant contract awards and other events in 1995 are an outgrowth of this sustained strategic effort and make us optimistic for 1996 and beyond.

In our Government services business, we recharged our new business development efforts, both with the DoD and with other government agencies. This commitment of resources hurt our profitability, particularly in a period when sales were declining. However, we had significant wins in 1995, including major awards from the Department of the Treasury and the General Services
 Administration, as described in the following paragraphs.

In February 1995, the U.S. Air Force Air Logistics Center at Oklahoma+s Tinker Air Force Base awarded DRC a prime contract to provide technical and engineering services
 .Valued at up to $23.7 million, this contract initiated a working relationship with an important new customer.
 This award enables DRC to build its presence at Tinker AFB and to compete more effectively for new business at other Air Logistic Centers in Utah, Georgia, and Texas.

Another win of note in 1995 was a $22.5 million, five-year contract from the U.S. Army Research Laboratory. This contract builds on our long experience in manpower planning, training, force analysis and human/system performance factors. This award in these technical specialties provides a vehicle to increase our business in 1996 and beyond.
Our long-term Navy customer renewed its contracts with DRC supporting Trident inertial guidance and navigation systems for the government+s 1996 fiscal year at an increased level over 1995. We also continue to provide operation and maintenance system support for all of the Air Force+s F-15 and F-16 aircraft.

In June 1995, DRC was awarded a prime contract by the U.S. Department of the Treasury to provide information processing support services to the Internal Revenue
 Service and other Treasury organizations. The contract is for one year plus four one-year options. Each year under the contract carries a $40 million ceiling.
 Our goal is to provide the hi
ghest quality services, thereby improving our chances of capturing increasing levels of tasking. With a strong team of subcontractors, we believe we are now positioned to compete for tasking in a number of key areas. At the end of December, DRC was awarded a prime contract by the General Services Administration (GSA).
 The five-year award is a vehicle for providing services to all Federal agencies under the GSA+s Federal Systems
 Integration and Management program (FEDSIM). Awards were made to DRC and seven other companies who will compete for tasking with a total order limitation of $840 million.

The Treasury and GSA contracts are neither an assurance of future revenues nor did they generate significant revenue in 1995. But they position DRC to compete effectively and open the door for future opportunities.
 As we expand beyond our traditional focus on the Department of Defense, these contracts also provide credibility for DRC in competing for commercial systems and services work. In our precision components manufacturing business, we also recognized the need to change our strategy to achieve growth. We determined that more aggressive marketing and communication of our technological capabilities was needed and the development of higher volume products was necessary for growth and improved profitability. This new strategy began to pay off with sales growth in 1993 which is continuing in 1996. Sales of commercial products accounted for 22% of total revenue in 1995 and we have targeted commercial product sales in 1996 at 27% of total revenue.
The highlight for 1995 was a $10 million order received in October for inkjet printer cartridge components.
This order represents 1996 delivery requirements under a three-year supply agreement with the customer.
 To meet the expanding demands, we have leased a 27,000 square foot facility, which will provide manufacturing and office space for our Metrigraphics
Division and we are making significant capital investments in production equipment.
We want to call your attention to two additional important developments. First, in January 1996,
 DRC completed the acquisition of the
Massachusetts-based operations of Support Systems
Associates Inc. This acquisition strengthens our Air Force management support business at Hanscom
Air Force Base, in Bedford, Massachusetts, where we have been active for over a decade.

Second, the software development process within our
 Systems Division underwent a rigorous review and attained -Level 2+ certification under standards established by the Software Engineering Institute.
This signifies a proven and repeatable software management
 system with effective quality control processes.
It adds to DRC+s impressive credentials in software development for large systems projects.
Underlying DRC+s progress and our optimism for the

 future is the dedication and high quality work of

our employees. To all of them we extend our thanks.

Albert Rand     John S. Andregg, Jr.
President and   Chairman
Chief Executive Officer

Building on a base of distinctive competence in information technology, Dynamics Research provides technical, engineering, and management support services to a wide range of clients in the Department of Defense and other federal agencies.

l       Our systems analysis, design, and software
development skills produce innovative solutions for our clients.

l       As systems integrators,
we design, build, and
test a variety of
advanced systems.

l       A creative technical
staff dedicated to the
highest level of service
for our clients is at the
heart of DRC+s success.



Using the Power of Digital Technology:
A Common Thread Across DRC+s Business

Dynamics Research Corporation+s business includes a broad mix of technical services and engineered products.
 A common thread that connects this diverse business is the application of digital technologies to enhance system capabilities and performance. Our service efforts include development of large computer-based information systems with specialized features designed to allow managers of expensive systems to use their assets for maximum effectiveness. We build computer controlled systems to test other complex systems. We support our customers in the acquisition and management of electronic systems and the insertion of advanced technologies into existing systems. We utilize current software and hardware technologies to transition older technology systems to new, higher performance computer technology. In the systems and services part of our business, we continue our long association with many different branches and agencies of the Department of Defense, providing a wide range of technical, engineering, and management support services. Our experience in information technology and project management is now finding new markets in non-defense government agencies.
Our precision products include encoders that convert motion and position information into digital signals used to control machine tools, robotics, engine performance and many other electronically controlled systems. We also manufacture components critical to the operation of computer controlled inkjet printers.
 We produce high precision products that give our customers a competitive edge in their markets. Our success in this growing business is based on our expertise in encoder technology and electroforming processes. Innovative techniques for quality control have enhanced our ability to meet exacting specifications while adhering to demanding production schedules for our customers.
The following sections of this report describe

important developments and other aspects of our

principal business areas.

High Precision Manufacturing For Commercial Markets
Dynamics Research manufactures a growing family of high precision encoders. These motion sensing devices convert analog information to digital form and are essential components in a wide range of computer controlled systems and equipment. With automation becoming increasingly important in manufacturing operations,semiconductor processing, and medical equipment, opportunities for encoder sales continue to increase.
A key strategy for expanding our encoder business is to develop strong working relationships with OEM customers. We provide custom engineering services that adapt our products to specific requirements and enable us to explore a variety of new opportunities. While these projects may initially involve only modest production, many have the potential for growth.

The largest single factor in the growth of our encoder business is a product used in automotive fuel control systems. These devices are manufactured in volume in our high speed, highly automated facility now in its second full year of operation.
Electroformed products are manufactured in our Metrigraphics Division. Using sophisticated metal deposition technology, we create a variety of microminiature components to precision standards.
The ability to hold critical tolerances with superior edge definition is important in the manufacture of products used in a wide range of high technology applications. Our largest market is currently for nozzles used in ink jet printers, a growth market fueled by rising sales of computer printers for home and business use.In addition to volume manufacturing of electroformed parts, we produce prototype parts for use in new equipment under test and development. Our ability to provide a high level of responsive service for low volume requirements allows us to develop early working relationships with customers as they attempt to position emerging products for growth in new markets.

New processes are being developed by Metrigraphics to electroform three dimensional precision structures which are expected to have an expanding number of future uses in miniaturized products and systems.
DRC+s encoders and electroformed parts are designed

to meet critical requirements for precision and

performance. These devices are manufactured using sophisticated equipment that allows us to achieve consistently superior quality and reliability.

l       Quality of miniature
electroformed parts is
maintained in our clean
room manufacturing
environments.

l       Using advanced metal deposition techniques,

 Metrigraphics produces precise microminiaturized

structures.

l       Our use of automated
inspection technology
ensures high standards
of quality in manufacturing.


Our successful history of service with DoD is opening new opportunities to provide other federal agencies with technical services, including software management, data communications, systems integration, and business process re-engineering.

l       Our staff builds on years of specialized
experience
to help customers improve
system effectiveness.

l       We offer a step-by-step process
of systems re-engineering
to help clients reduce
costs and streamline their business processes.

l       We help customers
capitalize on the latest
technologies and use
existing resources in new,
more efficient ways.



Opening New Markets With Government Customers

In recent years, Dynamics Research has made a concerted
 effort to broaden its business by providing services to customers throughout the Federal government. These efforts were rewarded in 1995 with the receipt of two significant contracts, one from the U.S. Department of the Treasury and the other from the General Services
Administration (GSA).
The Treasury Department selected Dynamics Research as a prime contractor to provide information processing support services to the Internal Revenue Service in connection with their long-term systems modernization program, as well as other Treasury organizations.
 The scope of work will be spread over three functional areas: information systems and services, federal information processing acquisitionservices, and socio-technical services.
 To win this award, we assembled a team of industry experts whose capabilities complement ours.
Our GSA contract, which was announced in December 1995,
 positions Dynamics Research to provide a broad range of information technology services to federal agencies.
 Services may be provided in several functional areas, including: software management, data communications, satellite communications, system acquisition support, business process re-engineering, and systems integration.

DRC+s many years of high-quality service to the Department of Defense, in a wide array of information technologies and management support areas, provided the basis for the Treasury and GSA selections. As a result of these two contracts, Dynamics Research is well positioned to expand its customer base beyond the DoD agencies and provide a wide range of technical, engineering, and management support services to

other areas of the Federal government.

High-Quality Services For Our DoD Customers

Dynamics Research continues to build on its long working relationship with the U.S. Department of Defense. In recent years, we have adapted our services to respond to the changing needs of our military customers. Through our involvement with high priority projects, our services improve deployability and joint operations, while increasing readiness on a cost-effective basis.
Dynamics Research has provided engineering and information technology services to the U.S. Navy for 40 years. Continuing this long association, we are using Internet techniques and protocols to develop a private and secure network for the Trident community. This electronic network will allow Trident personnel to communicate more effectively, to update critical information more rapidly, and to access a wide range of information on the Trident guidance system. This paperless system will replace older methods and create new efficiencies in analyzing and avoiding problems.
The U.S. Air Force is also a major core customer of Dynamics Research. We provide operations and maintenance system support for F-15 and F-16 aircraft; we provide logistics, modeling, and analysis services; and we perform a wide array of acquisition management support services for Air Force electronic systems. In 1995, Dynamics Research won a significant contract to provide technical and engineering services to the Air Force Logistics Center at Tinker Air Force Base in Oklahoma. We will be helping to insert new technology into existing Air
Force systems to improve lifecycle costs, productivity, efficiency, and reliability. Business process re-engineering is part of this effort as we develop new working methods that take advantage of

new labor-saving technologies.

We work closely with military clients to help them take advantage of advances in information technology. Through our involvement with priority projects, we assist clients

in achieving high levels of mission readiness at

reduced costs.

l       We use -reverse engineering+ and software

simulation to design components for insertion into

older systems.

l       Rigorous testing ensures that DRC hardware

meets exacting standards of performance and reliability.

l       We are developing systems to support the
assessment of manpower and training requirements for joint service operations.



High-Quality Services For Our DoD Customers - Continued

        Information technology and the power of digital systems are at the core of DRC+s business.

For the U.S. Army Research Laboratory, we are providing analysis, system development, and support in the assessment of manpower, personnel, and training issues. One aspect of this work is our support of a high-visibility project for the Joint Chiefs of Staff in which we are documenting the Universal Joint Task
List used in planning and training for all branches of the military. Software is being developed for this program to provide greater efficiency in analyzing and measuring the performance and lifecycle costs of military systems.
In our Test Division, we are developing innovative ways to permit rugged and highly stable
replacement electronics for older military systems to be available from a secure source at
an affordable cost. We are developing and applying -reverse+ engineering techniques in which
we analyze existing electronic components, determine the key operating p arameters, and reproduce these components together with appropriate documentation for installation and maintenance. Using software techniques to design and test these components on an -as you go+ basis, we are able to develop replacement components in a highly cost-effective manner.
To provide the level of service and hands-on involvement
 that our customers require, we have established field offices at several different locations, including:
Arlington, VA, St. Louis, Oklahoma City, Colorado
Springs, Dayton, OH and Scott Air Force Base, IL. These field offices keep us close to our customers and allow us to respond quickly to new opportunities in our areas of expertise, including logistics, systems integration, business process


re-engineering, training, and engineering support.

               FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in thousands of dollars, except per share data)1995 1994    1993      1992     1991
Revenue                    $103,941$102,964$101,102$102,581$97,701
Operating income              1,018    632   3,242  6,377   5,684
Net income                      559    224   1,834  4,014   3,630
Net income per common share**   .10    .04     .33    .70     .61

Total assets                 53,946 53,977  59,494 48,877  45,397
Long-term debt
 (excluding current portion)   1,500  2,717   3,900         -     -
Shareholders' investment     33,206 32,713  32,437 30,805  27,550
Shareholders' investment per share**  5.91    5.81   5.78    5.47         4.74
Return on shareholders' investment (%) 1.7      .7    5.7    13.0        13.2

Backlog                      61,284 43,679  51,257 54,547  52,609
Cash flow from operations     7,499  5,721   1,397  9,468   3,416
Research and development expense1,949  224   2,007  1,463     698
Capital expenditures          4,441  2,444  12,144  4,732   3,710

Number of shares outstanding
 at end of year**5,622,7725,631,4485,610,8785,632,264    5,815,598
Number of employees           1,249  1,130   1,188  1,189   1,195


                             QUARTERLY DATA***


(in thousands of dollars, except per share data) unaudited
1995                              1st Qtr2nd Qtr 3rd Qtr4th Qtr
Revenue                           $21,929$23,936 $24,354$33,722
Operating income/ (lLoss)           (602)    550     544    526
Net income/ (lLoss)                 (388)    318     309    320
Net income/ (lLoss) per common share       (.07)     .06    .06  .06

1994                              1st Qtr2nd Qtr 3rd Qtr4th Qtr
Revenue                           $22,692$23,656 $21,573$35,043
Operating income/ (lLoss)             696    580 (2,699)  2,055
Net income/ (lLoss)                   390    302 (1,734)  1,266
Net income/ (lLoss) per common share  .07    .05     (.31)  .22

1993                              1st Qtr2nd Qtr 3rd Qtr4th Qtr
Revenue                           $23,026$24,382 $21,892$31,802
Operating income                    1,118  1,034     368    722
Net income                            651    594     189    400
Net income per common share*          .12    .11     .03    .07


*    Retroactively adjusted for the May 1994, February 1993, and February
1992 stock dividends.*   Retroactively adjusted for the May 1994  and
February 1993  stock dividends.

**** The Company uses a 13-period accounting year, each with four weeks. The first three quarters contain 12 weeks, and the fourth fiscal quarter contains 16 weeks. The 1994 fiscal year covered a 53-week period with 17 weeks in the fourth fiscal quarter.

                        CONSOLIDATED BALANCE SHEETS

At December 30, l995, December 31, 1994 and December 25, 1993
(in thousands of dollars, except per share data)   1995     1994      1993

Assets
Current assets:
Cash and cash equivalents                 $ 777   $ 206    $140
Receivables, less allowances of $402, $586 and $418    16,095    14,939
20,016
Unbilled expenditures and fees on contracts in process 16,383    18,194
17,053
Inventories                                2,612   2,353    2,630
Refundable income taxes                     286     885     553
Prepaid expenses and other current assets  1,284   1,330    1,315

Total current assets                       $37,437 $37,907 $41,707

Property, plant and equipment, at cost:
Land                                       1,126   1,126    1,126
Building                                   7,774   7,774    7,774
Machinery and equipment                    31,537  28,857   27,637
Leasehold improvements                     1,815   1,377    1,835

Total property, plant and equipment, at cost   42,252  39,134    38,372
Less-accumulated depreciation and amortization 25,743  23,064    20,585

Net property, plant and equipment          16,509  16,070   17,787

Total assets                              $53,946 $53,977 $ 59,494

Liabilities and Shareholders' Investment
Current liabilities:
Notes payable                             $   -   $1,200   $3,301
Accounts and drafts payable                3,550   3,442    4,327
Accrued payroll and employee benefits      1,1436,416  5644,649
1,1474,736
Accrued pension                            2,363   1,329    909
Accrued vacation                           2,061   1,863    1,970
Other accrued benefits                      849     893     710
Deferred contract and other revenue         983     894     3,073
Other accrued expenses                     1,691210    1,535     944
Current deferred income taxes              4,407888    4,741     4,531
Current portion of long-term debt          1,217   1,221  1,200

Total current liabilities                  18,264  17,68222,112

Long-term debt, less current portion       1,500   2,717    3,900
Deferred income taxes                       976     865     1,045

Commitments and contingencies


Shareholders' Investment
Preferred stock, par value, $.10 per share,
  5,000,000 shares authorized, none issued
Common stock, par value, $.10 per share:
  Authorized - 15,000,000 shares
  Issued - 6,618,880 shares in 1995, 6,571,495 shares in 1994 and
    6,028,155 shares in 1993                662     657     603
Less: Treasury stock - 996,108 shares in 1995, 940,047 shares in 1994
  and 927,357 shares in 1993, at par value (100)   (94)     (93)
Capital in excess of par value             9,219   9,284    6,977
Retained earnings                          23,425  22,866   24,950

Total shareholders' investment             33,206  32,713   32,437

Total liabilities and shareholders' investment$53,946 $53,977    $ 59,494



The accompanying notes are an integral part of these consolidated financial statements.
                   CONSOLIDATED STATEMENTS OF OPERATIONS

For the three years ended December 30, 1995
(in thousands of dollars, except per share data)   1995    1994       1993

Revenue:
Contract revenue                          $80,756 $84,891 $88,085
Product sales                              23,185  18,073  13,017

Total revenue                             103,941 102,964 101,102

Costs and expenses:
Cost of contract revenue                  73,077  77,398  74,523
Cost of goods                             17,579  14,571  10,768
Selling, engineering and administrative expenses  12,267  10,363
12,569

Total operating costs and expenses        102,923 102,332 97,860

Operating income                          1,018     632   3,242
Interest expense, net                       171     431     250

Income before provision for income taxes    847     201   2,992
Provision (benefit) for income taxes        288    (23)   1,158

Net income                                $ 559   $ 224   $1,834

Net income per common share**             $ .10   $ .04   $ .33


Weighted average number of common shares outstanding** 5,603,111
5,638,700                                 5,633,354

* Retroactively adjusted for the May 1994 stock dividend and February 1993 stock dividends.
* Retroactively adjusted for the May 1994 and February 1993 stock dividends.

The accompanying notes are an integral part of these consolidated financial statements.
            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT


For the three years ended December 30, 1995
(in thousands)

                              Common Stock      Capital in
                         Issued     Treasury StockExcess ofRetained
                      SharesPar ValueSharesPar ValuePar ValueEarnings


Balance at December 26, 1992   5,961   $596(841) $    (84) $7,199
$23,094

Year 1993
Stock dividend adjustment(5)       -      -      -    (22)     22
Stock options exercised   72       7      -      -     206      -
Treasury stock purchased   -       -   (86)    (9)   (406)      -
Net income                 -       -      -      -       -  1,834

Balance at December 25, 1993   6,028   $603(927) $    (93) $6,977
$24,950


Year 1994
10% stock dividend       509      51      -      -   2,255(2,308)
Stock options exercised   34       3      -      -      94      -
Treasury stock purchased   -       -   (13)    (1)    (42)      -
Net income                 -       -      -      -       -    224

Balance at December 31, 1994   6,571   $657(940) $    (94) $9,284
$22,866


Year 1995
Stock options exercised   48       5      -      -     159      -
Treasury stock purchased   -       -   (56)    (6)   (224)      -
Net income                 -       -      -      -       -    559

Balance at December 30, 1995   6,619   $662(996)    $(100) $9,219
$23,425


The accompanying notes are an integral part of these consolidated financial statements.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three years ended December 30, 1995
(in thousands of dollars)                   1995    1994   1993

Cash provided by operations:
  Net income                              $  559  $  224  $1,834
  Depreciation and amortization            4,002   4,161  3,872
  Increase (decrease) in deferred income taxes111  (180)   (32)
  Provision for receivable reserves       (1842)     222     63

                                        4,488670   4,427  5,737

Cash provided by (used for) working capital:
   Receivables                        (9721,154)   4,855(4,269)
   Unbilled expenditures and fees on contracts in process 1,811  (1,141)
(839)
   Inventories                             (259)     277  (623)
   Refundable income taxes                   599   (332)    997
   Prepaid expenses and other current assets  46    (15)  (442)
   Accounts and drafts payable               108   (885)  (550)
   Accrued payroll and employee benefits   1,767    (87)     58
   Deferred contract and other revenue        89 (2,179)    193
   Other accrued expenses               156(325)     591    365
   Accrued and   Ccurrent deferred income taxes(334)147210  770

                                      3,0112,829   1,294(4,340)

  Net cash generated in operations         7,499   5,721  1,397

Cash used for investing activities:
  Additions to property and equipment, net(4,441)(2,444)(12,144)

Cash provided by (used for) financing activities:
  Net borrowings (repayments) under line of credit agreementsline-of-credit
agreements                             (1,20021) (2,065)  3,081
  Proceeds from issuance of the mortgage loan  -       -  6,000
  Principal payment under long-term borrowingsmortgage agreement (1,22100)
(1,200)                                    (900)
  Proceeds from exercise of stock options    164      97    213
  Purchase of treasury shares              (230)    (43)  (415)

  Net cash provided by generated (used for) in financing activities
(2,487)                                  (3,211)   7,979

Net increase (decrease) in cash and cash equivalents 571     66  (2,768)
Cash and cash equivalents at the beginning of the year206   140  2,908

Cash and cash equivalents at the end of the year  $ 777   $ 206  $    140

Supplemental disclosures of cash flow information:
Cash paid during the year for:
  Interest                                $  435  $ 583   $ 276
  Income taxes                            $  160  $ 265   $ 905

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

Income taxes. Effective December 27, 1992, Tthe Company accounts for income taxes using adopted the liability method as set forth in of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax provision represents the change in deferred tax asset/liability balance. Deferred tax expense represents the change in the deferred tax asset/liability balance. The adoption of SFAS 109 in 1993 did not have a material effect on the Company's consolidated financial statements. Prior to fiscal 1993, the Company recorded income taxes on timing differences between financial statement and tax treatment of income and expenses under Accounting Principle Board Opinion No. 11.

Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.

(in thousands of dollars)                1995   1994    1993

Work in process                         $ 686  $ 603   $ 632
Raw materials and subassemblies          1,926  1,750   1,998

Total                                   $2,612 $2,353  $2,630


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

Fair Value of Financial Instruments. In 1995, the Company adopted Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures About the Fair Value of Financial Instruments," which requires disclosure about financial instruments, whether or not recognized on the balance sheet. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short term nature of these instruments. The mortgage note bears a variable interest rate of LIBOR plus 1% and, as such, the fair value of the note approximates the carrying value.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Net Income Per Common Share. Net income per common share is based on net income and the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income per common share is not materially different from primary net income per common share.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2.  INCOME TAXES
The components of the provisions (benefit) for federal and state income taxes are as follows:

(in thousands of dollars)                 1995    1994   1993

Currently payable (refundable)
Federal                                  $ 447   $(354) $ 517
State                                      160    (24)    172

Total                                    $ 607   $(378) $ 689

Deferred
Federal                                  $(26035)$297   $ 366
State                                     (5984)   58     103

Total                                    $(319)  $355   $ 469

Total provision (benefit)                $ 288   $(23)  $1,158


The differences between the statutory U.S. federal income tax rate and the Company's effective tax rates are as follows:

(in thousands of dollars)                 1995    1994   1993

Provision at statutory rate              $ 288   $ 68   $1,017
State income tax, net of federal tax benefit    50     23    182
R&D tax credit                            (50)    (100)     -
Other, net                                   -    (14)   (41)

Provision (benefit) for income taxes     $ 288   $(23)  $1,158



Significant items comprising deferred tax assets and liabilities are as follows:


(in thousands of dollars)                 1995    1994

Unbilled costs and fees and deferred contract revenue, net       $
(6,557)                                  $(6,768)
Accrued expenses                          1,559334   1,338
Receivable reserves                        161    230
Inventory reserves                        21695   155
Other                                     214588  304

Current deferred tax liabilities, net    $(4,407379)$(4,741)

Accelerated tax depreciation             $(516)  $(581)
Other                                     (460)   (284)

Non-current deferred tax liabilities     $(976)   $(865)


Total deferred tax liabilities, net      $(5,38355) $(5,606)



Total deferred tax assets and total deferred tax liabilities were
$27,150533196,000 and $7,5332,178817,000,
respectively at December 30, 1995 compared with $27,027633,000 and $72,633027,000, respectively at December 31, 1994
                                     .
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

Net pension cost for 1995, 1994 and 1993 included the following components:

(in thousands of dollars)                   1995   1994    1993

Service cost - benefits earned during the period  $1,042 $1,309 $     1,108
Interest cost on projected benefit obligation   1,822  1,666   1,544
Actual return on plan assets               (3,704)  685   (1,662)
Net amortization and deferred items        2,195   (2,198)     (116)

Net periodic pension cost                 $1,355  $1,462 $  874


The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at December 30, 1995, December 31, 1994 and December 25, 1993:


(in thousands of dollars)                   1995   1994    1993

Actuarial present value of benefit obligations:
Vested                                    $23,845 $18,327$19,814
Nonvested                                    560    466     569

Accumulated benefit obligation             24,405  18,793 20,383
Effect of projected future salary increases     3,608  2,644   2,595

Projected benefit obligation for service rendered to date 28,013
21,437                                     22,978
Plan assets at fair market value           23,104  19,600 19,639

Projected benefit obligation less than (in excess of) plan assets
(4,909)                                    (1,837) (3,339)
Unrecognized net gain from past experience different
   from that assumed and effects of changes in assumptions     196
(2,097)                                    (430)
Prior service cost not yet recognized in net periodic pension cost
2,139                                      2,359   2,579
Unrecognized net obligation at January 1, 1987 being recognized
    over 15 years                            211    246     281

Net pension liability recognized in the Consolidated Balance Sheets at December 30, 1995, December 31, 1994 and December 25, 1993 $
(2,363)                                   $(1,329)$(909)


          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED



The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 3.5% in 1995, 8.5% and 3.5% in 1994 and 7.25% and 3% in 1993. The expected long-term rate of return on assets was 9% in 1995, 1994 and 1993. A substantial portion of the projected benefit obligation increase from 1994 to 1995 was attributable to the decrease in the discount rate to reflect current market conditions, while the substantial decrease from 1993 to 1994 was due to the increase of the discount rate resulting from the increase in long-term corporate rates.



The Company also maintains a cash or deferred savings plan (401(k) plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The Company contributes to the plan an amount equal to 25% of the first 6% of employee's elective deferrals. The Company contributed $578,120 to the plan for 1995, $581,305 for 1994 and $534,321 for 1993. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The Company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any non-vested portion if termination occurs within the first five years of employment.


4.  NOTES PAYABLE AND LINES OF CREDIT
At December 30, l995, the Company had unsecured lines of credit with various banks that provide for maximum borrowings of $21,000,000, of which none was utilized. Borrowings under these lines of credit are payable on demand and bear interest at the prevailing prime interest rate (8.5% at December 30, 1995) or at a lower rate quoted by the respective banks. The Company's average interest rate on outstanding borrowings at December 31, 1994 and December 25, 1993 was 7.0% and 3.8% respectively. While the arrangements do not have termination dates, the terms are reviewed and may be revised periodically.

5.  LONG-TERM DEBT
(in thousands of dollars)
Long-term debt consists of the following:       1995      1994


Mortgage note payable to a bank, bearing interest at LIBOR plus 1% (6.9% through February 1, 1996, at which time the interest rate is to be adjusted) due in quarterly payments of $300,000 plus interest
through February 1998, secured by certain land and buildings.$   2,700
$                                          3,900

Other                                             17        38
Less - current portion                        (1,217)   (1,221)

                                               $1,500    $2,717


Future maturities of long-term debt are as follows:1996    $     1,217
                                 1997          1,200
                                 1998            300

                                               $2,717


The Mortgage Agreement, as amendedammended February 1, 1995, contains covenants concerning certain operating ratios, minimum balances of net worth and specified fixed charge coverage ratios. The Company, during the third and fourth quarters of 1994 was not in compliance with the covenants which require specified fixed charge coverage ratios. The bank has waived these defaults. The Mortgage Agreement was amended and Tthe Company washas been in compliance with the amended covenants throughout 1995.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

6.  STOCK OPTION PLANS
The Company has stock option plans which are administered by the Compensation Committee of the Board of Directors who determine the employees to receive options and the number and option price of shares covered by each such option. The Company accounts for these plans under APB No. 25 under which no compensation has been recognized.

On April 27, 1993, the Company's shareholders approved Tthe 1993 Equity Incentive Plan (1993 Plan) to replace the Company's 1983 Stock Option Plan (1983 Plan), which terminated in 1993. The 1993 Plan permits the Company to grant incentive stock options, stock appreciation rights (SAR), awards of nontransferable shares of restricted common stock and deferred grants of common stock under the Company's 1983 Stock Option Plan (1983 Plan) which terminated in 1993. Options granted under the 1983 Plan on or before December 31, 1986 must be exercised in the order grantedare not exercisable, while previously granted options are outstanding.

Options granted under both plans may be either incentive stock options or non-qualified stock options. The option price shall not be less than the fair market value at the time the option is granted, and the option period may not be greater than 10 ten years from the date the option is granted. Options under the plans have normally been exercisable in three equal installments commencing one year from the date of the grant.

The Company's 1995 Stock Option Plan for Non-Employee Directors provides for each outside director to receive options to purchase 5,000 shares of Common Stock at the first annual meeting at which such director is elected, and options to purchase 1,000 shares of Common Stock at each annual meeting thereafter so long as he or she remains an eligible director. Such directors cannot be an employee of the Company or one of its subsidiaries or a holder of five percent or more of the Company's Common Stock. The exercise price of such options will be the fair market value of the Common Stock on the date of grant. Each option is non-transferable except upon death, expires 10 years after the date of grant and becomes exercisable in three equal installments on the first, second and third anniversary of the date of grant. A total of 100,00 shares has been reserved for issuance of which 85,000 shares remained available at December 31, 1995.

Transactions involving the plans are summarized as follows:**


                                        1995     1994      1993

Shares under option:
Outstanding at beginning of year     360,892  429,129  481,704
Granted                            18671,000        -   38,500
Exercised                           (47,385) (34,120) (79,986)
Canceled                                   - (34,117) (11,089)

Outstanding at end of year         49984,507  360,892  429,129

Price range of options outstanding$3.38-$7.42$3.46-$7.42$2.60-$7.42
Exercisable at end of year           302,510  315,602  315,205

*   Retroactively restated for the May 1994 stock dividend
* Retroactively adjusted for the May 1994 stock dividend.

At December 30, l995, under the 1993 Plan, 440,000 shares have been reserved, of which 247,000 shares wereare available for future grants.

On April 25, 1995, the Company's shareholders approved the 1995 Stock Option Plan for Non-Employee Directors which terminates in 2005.

The exercise price of each option shall be 100% of the fair market value per share of the stock on the date the option is granted, and the option period may not be greater than 10 years from the date the option is granted. Options under the plan are normally exercisable in three equal installments commencing one year from the date of the grant. Transactions involving the plan are summarized as follows:
                                        1995

Shares Under Option:
Outstanding at beginning of year     100,000
Granted                               15,000
Exercised                                  -
Canceled                                   -

Outstanding at end of year            85,000


Price of options outstanding           $4.38
Exercisable at end of year              None

Note: The Company Elected not to implement the Statement of Financial Accounting Standard No. 123 - Accounting for Stock-Based Compensation for the fiscal year ended 1995. The Company plans to comply with Statement No. 123 by providing footnote disclosure for the fiscal year ending December, 1996.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

7.  COMMITMENTS AND CONTINGENCIES
The Company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 20011999, with various options to renew through 20054. Rent expense under these leases (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) was approximately $1,636,000 in 1995 and $1,800,000 in 1994 and $1,887,000 in 1993.

The aggregate minimum lease commitment for the Company's facilities on December 30, 1995 was $7,071,000, payable as follows: $1,964,000 in 1996,
$1,967,000 in 1997, $1,551,000 in 1998, $897,000 in 1999, $662,000 in 2000
and $30,000 in 2001.


The Company also leases certain equipment. Rent expense under these leases was approximately $46,000 in 1994 and $429,000 in 1993. There was no such rent expense in 1995.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

9. SUBSEQUENT EVENT
On January 23, 1996, The Company acquired the Massachusetts-based operations of Support Systems Associates, Inc. (SSAI), a private company headquartered in Hauppuage, New York. The CompanyDRC paid $2,000,000 million in cash for the acquired business,contractacquired business which had revenue of approximately $5.,900,000 million in 1995. in support of the U.S. Air Force Electronics Systems Center at Hanscom Air Force Base. The acquired assets included a prime contract to provide The Massachusetts-based operation of SSAI included a prime contract to provide services under the Air Force's Technical & Engineering Management Support (TEMS) program. This TEMS contract has an unfunded backlog with a potential value of approximately $24,000,000 million that may be used to support both existing businesses and new tasking over the next three years. The acquisition will be accounted for as a purchase.

10.  BUSINESS SEGMENTS
The Company provides computer systems services, other engineering and management support services and manufactures position and motion sensors and other precision components. The Systems and services segment provides specialized technical services to the Department of Defense and other customers and produced approximately 78% of total Company revenues in 1995. These services include the development and operation of computer-based management information systems where sophisticated software programs are applied to collect, analyze, store and retrieve information regarding the location, design, configuration, maintenance status and performance test history of the individual component parts of major weapons systems. The PrecisionCommercial products segment produces encoders, which are used to measure rotary or linear movement, and precision-patterned glass and electroformed metal products. The Precision products segment's primary market is located in the United States. Sales to two commercial customers represents 7% of the total Company sales. These customers operate in the automotive and computer-peripheral industries.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


10.  BUSINESS SEGMENTS
Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets.

General corporate assets consist primarily of cash and the Company's Andover, MA corporate headquarterscorporate headquarters.

Summarized financial information by business segment for 1995, 1994 and 1993 are as follows:


(in thousands of dollars)                   1995   1994    1993

Revenue:
       Defense Ssystems and services      $80,756 $84,891$88,085
    PrecisionCommercial products           23,185  18,073 13,017

Total Revenue                             $103,941$102,964    $101,102

Operating income:
       Defense Ssystems and services      $(1,907)$(290) $3,457
    PrecisionCommercial products           2,925    922   (215)

Total operating income                    $1,018  $ 632  $3,242

Total assets:
       Defense Ssystems and services      $34,95636   $36,573 $41,744
    PrecisionCommercial products           9,58752 6,878  7,432
    Corporate                              9,406758    10,526  10,318

Total Assets                              $53,946 $53,977$59,494

Depreciation and amortization:
       Defense Ssystems and services      $2,663522   $2,932  $2,726
    PrecisionCommercial products           87945    772     674
    Corporate                              46035    457     472

Total depreciation and amortization       $4,002  $4,161 $3,872

Capital expenditures:
       Defense Ssystems and services      $1,75436$1,971 $2,207
    PrecisionCommercial products           2,4942   347     779
    Corporate                              51943    126   9,158

Total capital expenditures                $4,441  $2,444 $12,144

10.  BUSINESS SEGMENTS - CONTINUED

Unbilled expenditures and fees on contracts in process consist of costs and estimated earnings in excess of billings on uncompleted government contracts and are comprised principally of amounts, including retainage, for which billings could not be presented under the terms of the contracts at the balance sheet dates. Unbilled expenditures and fees on contracts in process with the U.S. Government at December 30, 1995 were $16,383,000 compared to $18,194,000 at December 31, 1994, and $17,053,000
at December 25, 1993.

The approximate number of U.S. Government contracts has varied between 100 and 150 during the past five years, with 135 contracts open at December 30, 1995. Receivables under U.S. Government contracts at December 30, 1995 were $12,551,000 compared to $12,505,000 at December 31, 1994, and
$17,580,000 at December 25, 1993.
           MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

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



Albert Rand                    Douglas R. Potter
President, Chief Executive OfficerVice President of Finance, Chief Financial Officer






                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dynamics Research Corporation:

We have audited the accompanying consolidated balance sheets of DYNAMICS RESEARCH CORPORATION (a Massachusetts corporation) and subsidiaries as of December 30, 1995, December 31, 1994 and December 25, 1993, and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DYNAMICS RESEARCH CORPORATION and subsidiaries as of December 30, 1995, December 31, 1994 and December 25, 1993, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                   ARTHUR ANDERSEN LLP



Boston, Massachusetts,
February 14, 1996

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

The following table sets forth, for the periods indicated, the percentage which certain items in the Consolidated Statements of Operations bear to revenue:
                                           1995   1994   1993

Revenue
Contract revenue                            77.7%  82.4%  87.1%
Product sales                               22.3   17.6   12.9

Total revenue                              100.0  100.0  100.0

Cost of contract revenue*                   90.50  91.2   84.6
Cost of product sales*                      75.8   80.6   82.7
Total cost of sales                         87.2   89.3   84.4
Selling, engineering and administrative expenses   11.8   10.112.4

Total operating costs                       99.0   99.4   96.8

Operating income                             1.0    0.6    3.2
Interest expense (income), net               0.2    0.4    0.2

Income before income taxes                   0.8    0.2    3.0
Provision for income taxes                   0.3    0.0    1.2

Net income                                   0.5%   0.2%   1.8%


*These amounts represent a percentage of contract revenue and product sales, respectively.

The following comments should be read in conjunction with the foregoing table:

Contract revenue decreased by 4.9% or $4,135,000 in 1995 over 1994 compared to a 3.6% or $3,194,000 decrease in 1994 over 1993. The decrease in contract revenue in 1995 wasis principally attributabledue to the reduced contractual scope on the Company's long-running aircraft operations and maintenance data system, known as TICARRStion in effort on the Company's Air Force logistics information systems programs, partially offset by growth in new program areas. During 1994, the Company experienced revenue reductions in several areas including the Air Force Technical, Engineering and Management Support(TEMS) program at Hanscom Air Force Base. Also reflected iIn 1994, TICARRS revenue was reduced by a $1,.000,000 million third quarter adjustment in connection with a contract with the United States Air Force to reflect the uncertainty of recovery of certain costs incurred to date. Defense budget pressures and priorities may alter the future scope of defense programs, and the potential impact of these changes on the Company's future contract revenue is difficult to predict. Much of the Company's revenue relates to the development and operation of computer-based management information and logistics support systems. The Company is The Company is continuing to pursue additional programs both within the Department of Defense(DoD) and with other government agencies.
Contract revenue decreased 4.9% or $4,135,000 in 1995 over 1994 as compared to a 3.6% or $3,194,000 decrease in 1994 over 1993. During 1995, the Company experienced reductions in several areas including the Air Force Technical, Engineering and Management Support (TEMS) program at Hanscom Air Force Base. Also, reflected in 1994 revenue was a $1.0 million third quarter adjustment in connection with a contract with the United States Air Force to reflect the uncertainty of recovery of certain costs incurred to date. Defense budget pressures and priorities may alter the future scope of defense programs, and the potential impact of these changes on the Company's future contract revenue is difficult to predict. However, much of the Company's revenue relates to the development and operation of computer based management information and logistics support systems which continue to receive budgetary suppport. The Company is continuing to pursue additional programs both within the Department of Defense (DoD) and with other government agencies. The 1993 decrease in revenue primarily resulted from the Company continuing TEMS work as a subcontractor, rather than as prime contractor.

Product sales in 1995 increased 28.3% or $5,112,000 as compared with 1994. This was principally the result of growing production of electroformed components for commercial printers and increased sales of encoders and other precision products across a wide customer base. Product sales in 1994 increased 38.8% or $5,056,000 as compared with 1993. This principally resulted from full production of a new line of customer encoders for a customer in the automotive industryincrease came from both of the Company's commercial manufacturing Divisions, Encoder and Metrigraphics.. The Encoder Division experienced strong demand for its line of motion and position sensing devices, including its optical encoder used in a high volume automotive application. The Metrigraphics Division's growth is attributable to sales of its electroformed nozzle plate used in inkjet printer cartridges, combined with increased standard product business across a wide customer base. Product sales in 1994 increased 38.8% or $5,056,000 as compared with 1993. This was principally the result of full production from the new lines of custom encoder devices and electroformed components as well as increased business of standard and specialty devices. Product sales in 1995 increased 28.3% or $5,112,000 as compared with 1994. This was principally the result of full production of a new line of custom encoder devices for a customer in the automotive industry and of electroformed components for commercial printers and increased business across a wide customer base. Product sales in 1994 increased 38.8% or $5,056,000 as compared with 1993. This principally resulted from commencement of sales of the new product lines.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND OPERATING RESULTS - CONTINUED

Cost of contract revenue as a percentage of contract revenue decreased from 91.2% in 1994 to 90.5% in 1995. In the third quarter of 1994, a nonrecurring charge of This decrease principally due to increased research and development efforts in 1995 (which are classified under selling, engineering and administrative expense) coupled with a nonrecurring charge of $750,000 was taken relating to staff reductions, consisting mainly of separation costs.which was taken in the third quarter of 1994 relating to staff reductions, consisting mainly of separation costs. Cost reduction actions were also taken in the fourth quarter of 1993, consisting primarily of indirect labor staff reductions and consolidation of office space. The high level of cost of contract revenue in 1995 and 1994, as compared to 1993, reflects reduced profitability on the Company's major Air Force programs, TEMS and TICARRS. Under TEMS, the Company has operated as a subcontractor during 1994 and 1995 at reduced hourly rates as compared with prior prime contractor status. TICARRS, a fixed price contract, showed a loss in 1994 and continued in 1995 with no recorded profit.

 The cost of contract revenue, measured as a percentage of contract revenue, increased from 84.6% in 1993 to 91.2% in 1994. This increase was attributable to lower profit margins on specific contracts in 1994.
Cost of contract revenue as a percentage of contract revenue decreased from 91.2% in 1994 to 90.5% in 1995. This decrease was due principally to increased research and development efforts in 1995 and a nonrecurring charge of $750,000 was taken in the third quarter of 1994 relating to staff reductions, consisting primarily of seperation costs. Cost reduction actions were taken in the fourth quarter of 1993, consisting primarily of indirect labor staff reductions and consolidation of office space.
Facility costs were significantly reduced in 1994 and 1993 compared to 1992 due to the January 1993 purchase of the Andover, Massachusetts building occupied by its Corporate offices and Systems Division.

The cost of contract revenue, measured as a percentage of contract revenue, increased from 84.6% in 1993 to 91.2% in 1994. This was attributable to lower profit margins on specific contracts in 1994.

Cost of Goods as a percentage of product sales decreased from 80.6% in 1994 to 75.8% in 1995. This decrease was primarily the result of the benefit of increased production levels of the new electroformed components for commercial printers, resulting in manufacturing efficiencies, coupled with a reduction in facility costs from the 1994 level.

Cost of goods as a percentage of product sales decreased from 82.7% in 1993 to 80.6% in 1994. This decrease was primarily the result of the attainment of full production levels of the new custom encoder product line and increased production levels of the newof electroformed components for commercial printers. Start-up costs for these product lines were incurred in 1993 and into 1994. Production volumes for these products were achieved during 1994 and targeted unit production levels for these products were achieved in 1994 1995.
Cost of goods as a percentage of product sales decreased from 80.6% in 1994 to 75.8% in 1995. This decrease was primarily the result of the benefit of increased production levels of the new electroformed components for commercial printers. Start-up costs for these product lines were incurred in 1993 and targeted unit production levels for these products were achieved in 1994.

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

Selling, engineering and administrative expenses increased 18.4% or $1,904,000 in 1995 from 1994. The increase was principally due to increased research and development efforts by the Company during 1995 in connection with a software design and development tool expected to be introduced in 1996.related to specific new applications. These internal research and development efforts are expected to continue in 1996.This increased level of research and development will continue in 1996. There was also a decrease in general and administrative expenses as a percentage of sales due to cost reductions taken during the year.

Selling ,engineering and administrative expenses decreased 17.6% or $2,206,000 in 1994 over 1993. The decrease was principally due to the completion of research and development efforts by the Company in late 1993 related to the Company's maintenance data system for the Air Force. There was also a decrease in general and administrative expenses due to staff reductions in late 1993.
Selling, engineering and administrative expenses increased $1,904,000 or 18.4% in 1995 from 1994. The increase was principally due to research and development efforts by the Company related to specific programs. These internal research and development efforts will continue in 1996. There was also a decrease in general and administrative expenses due to reversing a reserve taken in 1994.

Selling, engineering and administrative expenses decreased $2,206,000 or 17.6% in 1994 over 1993. The decrease was principally due to the completion of research and development efforts by the Company in late 1993 related to the Company's maintenance data system for the Air Force. There was also a decrease in general and administrative expenses due to staff reductions in late 1993.

Interest expense (income), net decreased to $171,000 in 1995 from $431,000 in 1994 due to a decrease in the average level of the Company's borrowing in 1995., The principal drivers of cash flow are earnings, adjusted for depreciation and amortization, aggregate billed and unbilled receivables in the Company's government business, and capital expenditures. The sum of receivables and unbilled expenditures and fees on contracts in process decreased significantly from the end of 1993 to 1994 and then decreased slightly at the end of 1995. Capital expenditures increased to $4,400,000 in 1995 in connnection with a program to increase electroforming manufacturing capacity. Early in 1993, the Company acquired its headquarters building with a combination of cash and mortgage financing. partially offset by higher interest rates. Interest expense, net increased to $431,000 in 1994 from $250,000 in 1993 due to an increase in the average level of the Company's borrowings in 1994 combined with higher interest rates. The sum of receivables and unbilled expenditures and fees on contracts in process decreased from 1993 to 1994 by $3,936,000 and decreased from 1994 to 1995 by $665,000. Early in 1993, the Company acquired its headquarters building in Andover, MA with a combination of cash and mortgage financing.
Interest expense (income), net decreased to $171,000 in 1995 from $431,000 in 1994 due to a decrease in the average level of the Company's borrowings in 1995 combined with lower average interest rates in 1995. The sum of receivables and unbilled expenditures and fees on contracts in process decreased from the end of 1993 to 1994 and then increased at the end of 1995. Early in 1993, the Company acquired its headquarters building with a combination of cash and mortgage financing.

Provision (benefit) for income taxes was 34.0% for 1995, compared to (11.4%) for 1994 and 38.7% for 1993. The 1995 and 1994 rates were favorably affected by research and development expenditure credits as well as somewhat lower state income tax rates. Effective December 27, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the use of the liability method forof computing the current and deferred provisions for income taxes. The adoption of this method did not have a material impact on the Company's tax provision. The 1995 and 1994 tax rates were favorably affected by research and development expenditure credits as well as somewhat lower net state income taxes.

The Company's backlog of unfilled orders at the end of 1995 was $61,284,000, an increase of 40.3% from the $43,679,000 at the end of 1994.
A portion of the Company's backlog is based on annual purchase contracts and the amount of the backlog as of any date can be affected by the timing of such order receipts and deliveries thereunder. The 1995 balance includes $10,000,000 related to a commercial order for inkjet printer components.
Provision (benefit) for income taxes was 34.0% for 1995, (11.4%) for 1994, and 38.7% for 1993. Effective December 27, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires the use of the liability method for computing the current and deferred provisions for income taxes. The adoption of this method did not have a material impact on the Company's tax provision. The 1994 tax rate was favorably affected by research and development expenditure credits as well as somewhat lower net state income taxes.


                   MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND OPERATING RESULTS - CONTINUED


The Company's backlog of unfilled orders at the end of 1995 was $61,284,000, an increase of 40.3% from $43,679,000 in 1994. A portion of the Company's backlog is based on annual purchase contracts, and the amount of the backlog as of any date can be affected by the timing of such order receipts and deliveries thereunder.


LIQUIDITY AND CAPITAL RESOURCES

The Company's primary sources of liquidity have been cash flow from operations and bank credit lines. The ratio of current assets to current liabilities was 2.0 to 1 at December 30, 1995 compared to 2.1 to 1 at the end of 1994. The change in this ratio is attributable to anthe increase in accrued payablesroll .and benefits from $4.6 million at year-end 1994 to $6.4 million at year-end 1995, partially offset by a $1.2 million decrease
in notes payable during 1995.   During 1995, noncash expenses for
depreciation and amortization and the timing of payables favorable collections (receivables and unbilled expenditures and fees) enabled the Company to generate $7,000,000.5 million from operations despite having net income of only $600,000.6 million. The Company had $3,000,000 of planned capital spending as of December 30, 1995 related to the planned increase in electroform production capacity. Also, in January 1996, the Company paid $2,000,000 to acquire the Massachusetts-based operations of an Air Force services contractor.Further receivable reductions are expected during 1996. In order to support the growth of the Company's commercial products business, a capital spending plan has been developed to scale up production capacity over the next several years. Outstanding capital commitments at December 30, 1995 include $3.0 million to increase electroform production capacity.

At December 30, 1995, $21,000,000 was available under the Company's current lines of credit. The Company believes that its liquid assets, cash flows from operations and available bank lines of credit will support its operating and capital requirements for 19965.
The Company's primary sources of liquidity have been cash flow from operations and bank credit lines. The ratio of current assets to current liabilities was 2.0 to 1 at December 30, 1995 compared to 2.1 to 1 at the end of 1994. The change in this ratio is attributable an increase in payables due to timing. During 1995, noncash expenses for depreciation and amortization and the timing of payables enabled the Company to generate $7 million from operations despite net income of only $.6 million. The Company had no large capital spending commitments as of December 30, 1995.

At December 30, 1995, $21,000,000 was available under the Company's current lines of credit. The Company believes that its liquid assets, cash flows from operations and available bank lines of credit will support its operating and capital requirements for 1996.


IMPACT OF INFLACTION AND CHANGING PRICES

Overall, inflation has not had a material impact on the Company's operations. Increased costs and expenses have been offset by price increases, cost reduction programs and improved productivity. In addition, the terms of Defense contracts, which accounted for approximately 78% of the Company's revenues in 1995, are generally for one year, and include salary increase factors for future years, thus reducing the potential impact of inflation on the Company.


FORWARD LOOKING INFORMATION

This report includes certain forward-looking statements about the Company's business including the effect of the federal budget on the Company's sales, response to the Company's product and services offerings, growth in revenues, capital spending, research and development spending and customer mix. Such forward-looking statements are subject to risk and uncertainties that could cause the actual results to vary materially. These risks and uncertainties, discussed in more detail in the Company's Form 10-K for the year ended December 30, 1995, include possible reductions in federal funding for the Company's customers and potential customers, concentration of customers, risks of sustaining existing contracts and orders thereunder at the same or increasing levels and obtaining of new contracts, high levels of competition and difficulties of entering new markets, government contracting issues including audit adjustments and costs of completing fixed price contracts, supply difficulties, warranty claims, and factors affecting the business segments in which the Company operated and the economy generally.Overall, inflation has not had a material impact on the Company's operations. Increased costs and expenses have been offset by price increases, cost reduction programs and improved productivity. In addition, the terms of Defense contracts, which account for approximately 78% of the Company's revenues in 1995 are generally for one year, thus reducing the potential impact of inflation on the Company.

CORPORATE HEADQUARTERS
60 Frontage Road
Andover, Massachusetts  01810-5498
Telephone:     (508) 475-9090
Fax:    (508) 475-8205

AUDITORS
Arthur Andersen LLP
One International Place, Boston, Massachusetts 02110

LEGAL COUNSEL
Ropes & Gray
One International Place, Boston, Massachusetts 02110

TRANSFER AGENT
American Stock Transfer & Trust Company
99 Wall Street, New York, New York  10005
Telephone:     (800) 937-5449

STOCK PRICES
Bid price by quarter                     1995      1994*
                                    High    LowHigh    Low
First quarter                      $4.75  $2.75$4.77  $3.86
Second quarter                     4.75    2.754.55    3.64
Third quarter                      7.50    4.134.00    3.38
Fourth quarter                     9.50    5.503.75    2.75

* Retroactively adjusted for the May 1994 stock dividend.

The bid and asked prices of the Company's common stock on February 22XX, 1996 were $7.13X.XX and $7.38X.XX, respectively. Prices shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. Source: Monthly Statistical Report of the National Association of Securities Dealers, Inc.
- NASDAQ.

COMMON STOCK
The Company's stock is traded on the NASDAQ National Market System, Symbol:
DRCO; and listed in newspapers as DynamR., DynRsh. or DynRsearch.

NUMBER OF SHAREHOLDERS
The approximate number of shareholders of record at February 16xx, 1996 was 1,032x,xxx. As of February 16xx,
1996 there were 5,663,042x,xxx,xxx common shares outstanding.

FORM 10-K
A copy of DRC's Form 10-K, which is filed annually with the Securities and Exchange Commission, will be sent without charge to any shareholder requesting it in writing to the Treasurer's office, Dynamics Research Corporation, 60 Frontage Road, Andover, Massachusetts 01810-5498.

ANNUAL MEETING
The 1996 Annual Meeting of Shareholders will be held at 3:30 PM on April 23, 1996 at the State Street Bank and Trust Building, 33rd floor, 225 Franklin Street, Boston, Massachusetts 02110.
DIRECTORS
Dr. Francis J. Aguilar**
  Professor of Business Administration,
  Harvard University, Graduate School of Business Administration
John S. Anderegg, Jr.
  Chairman, Dynamics Research Corporation
General James P. Mullins**
  USAF retired
Albert Rand
  President and Chief Executive Officer, Dynamics Research Corporation Thomas J. Troup*
  Vice Chairman, Burr-Brown Corporation

* Member of the Audit Committee.

** Member of the Audit and Compensation Committees

OFFICERS
John S. Anderegg, Jr.
  Chairman
Albert Rand
  President, Chief Executive Officer
Arthur Brown
  Vice President, Contracts, Systems Division
William G. Clautice
  Vice President, Strategic Programs
Dr. Joseph W. Griffin, Jr.
  Vice President, Systems Development, Systems Division
Edward C. Johnson
  Vice President, Marketing
Chester Ju
  Vice President, Encoder Division and Metrigraphics Division
Jonn M. Nauseff
  Vice President, Dayton Operations
Douglas R. Potter
  Vice President of Finance and Chief Financial Officer
Richard P. Rappaport
  Vice President, Test Equipment Division
John L. Wilkinson
  Vice President, Human Resources
David C. Proctor
  Treasurer and Assistant Clerk
Frederick Eromin
  Controller, Systems Division
John R.D. McClintock
  Clerk



FINANCIAL HIGHLIGHTS

(In thousands of dollars, except share data)




                                       1995      1994

Revenue                             $103,941  $102,964

Net income                              559       224

Net income per share*                   .10       .04

Backlog                              61,284    43,679

Number of employees                   1,249     1,130

Number of shares outstanding*     5,622,772 5,631,448

*Retroactively adjusted for the May 1994 stock dividend.