Form 10-K, Exhibit 13
period 1996-12-28
DYNAMICS RESEARCH CORP
filed 1997-03-27
CIK 30822

Financial Highlights


                                           1994        1995         1996
(In thousands of dollars, except share
 and employee data)

Revenue                              $  102,964  $  103,941   $  130,163
Net income                                  224         559        1,729
Net income per share                        .04         .10          .30
Backlog                                  43,679      61,284       73,200
Number of employees                       1,130       1,249        1,349
Number of shares outstanding          5,631,448   5,622,772    5,693,659


To Our Shareholders


In 1996 Dynamics Research Corporation's revenue grew 25 percent to $130.2 million, finally moving up from a plateau just above $100 million where the Company's sales had been for several years. Importantly, this growth was achieved across all of our operations. We expect that the initiatives now in place-in particular, a strategy of applying our core business competencies as a defense contractor to other federal and state agencies, as well as the private sector-will yield strong results in 1997. Net income for 1996 more than tripled to $1,729,000 or $.30 per share, from $559,000, or $.10 per share the prior year.

For the final 16 weeks of 1996, revenue rose 34 percent to $45.2 million from $33.7 million for the corresponding quarter last year. Net income for the quarter was $191,000, or $.03 per share, compared with $320,000, or $.06 per share, for the same period in 1995, reflecting a one-time pre-tax charge of $1.8 million for certain nonrecoverable costs related to a U.S. Air Force Contract.

Revenue growth was broad based across our four principal operating divisions-Systems, Test Equipment, Encoder and Metrigraphics-with each group achieving top-line sales growth in excess of 23 percent. Sales for the Systems and Test Equipment divisions totaled $100.9 million, or 77 percent of revenues, while commercial sales for the precision manufactured products divisions rose 26 percent to $29.3 million, accounting for 23 percent of 1996 revenues.

Leveraging Information Technology Expertise

Much of our growth was due to the leveraging of our information technology expertise to secure several major new contracts or expand existing contracts within the Systems and Test Equipment divisions.

These include:

A one-year, $4.5 million contract for an auto-mated case-management system for the State of New Hampshire's Department of Health and Human Services.

A four-year contract valued at potentially $13 million from the U.S. Army to analyze and improve teamwork among emergency room personnel in both civilian and military hospitals.

Expansion of our existing core Navy program with an award from the U.S. Navy for approximately $5 million in 1996 to develop advanced capabilities for design and fabrication of radiation-hardened semiconductors for use in Trident II missiles.

In addition, through the January 1996 acquisition of the Massachusetts operations of Support Systems Associates, Inc., DRC was able to increase the level of management and technical support to the U.S. Air Force's Electronics Systems Center. Building upon many years of aircraft maintenance systems experience, DRC won a role as a subcontractor in developing the next-generation aircraft maintenance information system. The Company is also subcontracting to Computer Sciences Corporation on a $3 billion worldwide integration and systems engineering program for the U.S. Defense Information Systems Agency.

Subsequent to year end, DRC's Systems Division was awarded a $36 million contract-$24 million of which is slated for 1997-to install and maintain computer hardware and communications systems for the State of Ohio's Department of Health and Human Services. The move toward upgrading computer systems for state agencies responsible for child welfare programs should yield new business opportunities for DRC beyond its current New Hampshire and Ohio contracts. We also see opportunities for the expansion of a broad contract with the U.S. Department of Treasury, which includes support for the Internal Revenue Service's tax modernization program.

Going After High-Volume Commercial Sales

During the year we saw strong growth in our two precision manufactured products divisions, Encoder and Metrigraphics, primarily due to a strategy of identifying high-volume manufacturing opportunities for major commercial customers. An ongoing contract for the production of nozzles for ink-jet printer cartridges represented $8 million in sales in 1996, while encoders for diesel-engine fuel pumps accounted for $5.5 million in sales. We are working to ensure the extension of these existing contracts and are aggressively seeking new high-volume medical, consumer and other applications for our electroforming and sensor manufacturing capabilities.

Investing for Future Growth

DRC made significant investments in capital equipment and research and development programs in 1996. Approximately $5 million was spent on capital equipment for the Metrigraphics Division, providing us with state-of-the-art quality control systems and ample capacity for precision manufacturing business growth.

We continue to invest in the development of new business areas. DRC has assumed responsibility for supporting the Sleuth fraud control system developed by Pacific Bell Telephone Company. Sleuth is currently used by six regional Bell operating companies.

1997 Goals and Outlook

Rapid advances in computer and communications technology, and the dynamic shift in the organizational structure, objectives and budget for the Department of Defense (DoD) has resulted in new business opportunities for DRC. We view ourselves as a strategic partner, helping our customers adapt to these changes and operate in a leaner, more efficient fashion.

We also strive to attune ourselves to the marketplace and identify opportunities for transferring DRCOs expertise into new areas. In addition to increasing DoD work, one of our primary objectives for 1997 is to expand the proportion of business from the private sector, as well as federal and state agencies. Ultimately, our long-range goal is to achieve a 50/50 balance between our defense and commercial work.

Looking ahead, overall company growth, as well as a changing business mix should help us to compete effectively in existing and new markets and to improve profitability. Long-term plans call for growing our current divisions and seeking selective acquisitions that will strengthen our business base in information technology and commercial manufacturing.

An important addition was made to DRC's senior management team in October with the recruitment of Dr. Martin M. Dresser to the post of vice president and general manager of DRC's Systems Division. He brings to the job stellar technical credentials and years of senior management experience in growing new business lines for pre-eminent engineering and defense concerns.

The early 1990's presented a difficult business climate for DRC, but we emerged a much stronger and strategically diversified company.
Credit for this accomplishment lies with our employees, whose diligence, inventiveness and adaptability drive our business. Their talents and efforts are greatly appreciated.

Sincerely,


Albert Rand                                 John S. Anderegg, Jr.
President and                               Chairman
Chief Executive Officer

Trident II: Managing Lifecycle Requirements

Constant testing and evaluation is necessary to verify the integrity of original components and the operability of replacement parts throughout a weapon system's lifecycle. As an extension of its longstanding program, supporting the U.S. Navy's Polaris, Poseidon and Trident missile guidance and navigation systems, DRC's Test Equipment Division supplies manufacturers with test equipment to ensure the accuracy of navigational instruments for Trident II missiles. DRC also re-engineers and replaces obsolete circuits through a process of extracting their electrical characteristics and reproducing functionality using state-of-the-art semiconductor components. At a Naval research center, DRC is supporting development of new processes for fabricating semiconductors that will survive severe conditions.


Integrated Expertise

Since the close of the Cold War, the military has sought more efficient, cost-effective ways to conduct operations without jeopardizing the readiness or reliability of weapons systems, personnel and equipment. This goal has resulted in a number of initiatives, including the re-engineering of many systems and programs, and the integration of new technologies. DRC develops innovative conceptual approaches for guiding the military through these changes by mobilizing integrated teams of experts in information technology, manpower and skills analysis, logistics and engineering.


U.S. Air Force Electronics Systems Center

As part of a multi-year contract to support the U.S. Air Force, DRC provides a range of services in support of the acquisition of electronics systems. DRC's work for the Air Force's Air Mobility Command (AMC), after it assumed responsibility for the Air Force's fleet of aerial refueling tankers, is representative of the Company's unique blend of expertise. AMC had to plan for tanker maintenance and flight crews, and ensure that the tankers were in the right place at the right time. DRC brought in a team with experience in military cargo transport, systems engineering and logistics to analyze and define requirements for a management information system that tracks and directs the tankers.


New Hampshire BRIDGES

A federal initiative to improve the flow of information between state and federal agencies tracking child welfare cases created an incentive for states to replace their outdated database systems. In 1995, DRC began marketing its information technology services to state health and human services and child welfare programs. Within less than a year, the Company was awarded a one-year, $4.5 million contract to provide software and networking capabilities for an automated case-management system, known as BRIDGES, for the State of New Hampshire's Department of Health and Human Services. The system provides caseworkers and the courts with up-to-date information for tracking more than 11,000 children.


Venturing into New Markets

Leveraging its expertise in large-scale military information systems, DRC is aggressively targeting business opportunities with nondefense federal and state agencies, as well as the commercial sector. Among its current projects are major implementations of distributed network computing systems in New Hampshire and Ohio, and the development of tools for performing cost/benefit analyses related to the tax system modernization program underway at the Internal Revenue Service. Under an innovative contract, DRC is bridging civilian and military markets to bring technology developed to improve aircraft crew performance under high-stress conditions to the medical emergency room arena.

MedTeams

Hospital emergency room staffs and combat flight crews all work in high pressure environments. Decisions they must make in as little as 20 seconds may well have life or death consequences. The ability to manage information and function as a cohesive team greatly increases the probability of a positive outcome. DRC's behavioral scientists recognized an opportunity to adapt a teamwork training program designed for U.S. Army Aviation cockpit crews-a program that annually saves an estimated 12 to 15 lives and $30 million-to a medical setting. DRC scientists pursued the concept and in 1996 secured a four-year contract valued at potentially $13 million from the U.S. Army Research Laboratory for Team Performance in Emergency Medicine (MedTeams) to analyze and improve emergency room teamwork in civilian and military hospitals.

Diesel Fuel Pumps

DRC's Encoder Division designs and assembles electro-mechanical devices that calibrate and control motion in sensitive, expensive machinery. A 1994 regulatory mandate for stricter controls on diesel emissions created a major new market opportunity for DRC. The Company now manufactures encoders for engine fuel pumps for diesel-powered sport utility vehicles, pickup trucks and commercial vans. The encoder is a critical component of a computer control system that gauges the amount of fuel injected into the cylinders, so the optimum amount is used, minimizing the unburned fuel that creates exhaust fumes.

Competitive Drive

The engine behind much of DRC's growth and improved profitability in 1996 was the Company's Precision Manufactured Products segment, which is comprised of two divisions: Encoder and Metrigraphics. Since 1992, segment revenues have grown at an annualized rate of 30 percent due to a strategy of securing high-volume manufacturing contracts in broad commercial markets. Both divisions are driven by the imperative to make customers more competitive by providing them with custom-designed components that result in higher performance, precision and more cost-competitive machinery and products.

Medical Electronics

Metrigraphics designs and produces circuits, disks and screens using a process known as electroforming, whereby a thin, flexible metal film is deposited in precise patterns. Medical devices such as electronic cameras incorporated into heart catheters represent a major potential market for Metrigraphics' technology. These miniature cameras enable medical technicians to view blockage within the aorta during angioplasty procedures. DRC's Metrigraphics Division produces miniature flexible circuits that connect the electronics in the camera head. The Company's ability to manufacture precise and finely calibrated circuits gives it a competitive edge in this fast-growing market.

Growth Through Adaptation

The ability to identify and move quickly to take advantage of new opportunities in a fast-changing business environment is crucial to DRC's growth. In addition to investing heavily in research and development and employee training programs, DRC has long fostered an "intrepreneurial" culture that encourages employees to incubate and champion new business lines. This organizational philosophy has made the Company adept at evolving and thriving in a highly transitional marketplace.

Sleuth Fraud Control

Employees from DRC's Beaverton, Oregon office targeted Pacific Bell Telephone Company as a strategic business prospect that could benefit from DRC's unique combination of technical skills and long-term customer support capabilities. DRC's efforts resulted in an exclusive license to maintain and market Pacific Bell's Sleuth telephone fraud detection and control software system, which is currently used by six regional Bell operating companies.

                              Five Year Summary of Selected Financial Data

                           1996      1995      1994      1993       1992

(in thousands of dollars,
 except share and
 employee data)
Revenue                 $130,163  $103,941   $102,964   $101,102    $102,581
Operating income           3,345     1,018        632      3,242       6,377
Net income                 1,729       559        224      1,834       4,014
Net income per common share  .30       .10        .04        .33         .70

Total assets              71,102    53,946     53,977     59,494      48,877
Long-term debt
 (excluding
 current portion)            300     1,500      2,717      3,900           -
Shareholders' investment  35,239    33,206     32,713     32,437      30,805
Shareholders' investment    6.19      5.91       5.81       5.78        5.47
 per share

Return on shareholders'
 investment(%)              4.9       1.7         .7        5.7        13.0

Backlog                   73,200    61,284     43,679     51,257      54,547
Cash flow from operations  1,035     7,499      5,721      1,397       9,468
Research and development
 expense                   2,702     1,949        224      2,007       1,463
Capital expenditures       9,266     4,441      2,444     12,144       4,732

Number of shares outstanding
 at end of year        5,693,659 5,622,772  5,631,448  5,610,878   5,632,264
Number of employees        1,349     1,249      1,130      1,188       1,189

                                                         Quarterly Data*


                                1st Qtr      2nd Qtr      3rd Qtr    4th Qtr
(in thousands of dollars,
 except per share data)
 unaudited
1996
 Revenue                        $26,627      $28,373      $29,929    $45,234
 Operating income                   434          873        1,465        573
 Net income                         209          498          831        191
 Net income per common share        .04          .09          .15        .03

1995
 Revenue                        $21,929      $23,936      $24,354    $33,722
 Operating income (loss)           (602)         550          544        526
 Net income (loss)                 (388)         318          309        320
 Net income (loss) per
  common share                     (.07)         .06          .06        .06

1994
 Revenue                        $22,692      $23,656      $21,573    $35,043
 Operating income (loss)            696          580       (2,699)     2,055
 Net income (loss)                  390          302       (1,734)     1,266
 Net income (loss) per
  common share                      .07          .05         (.31)       .22

* The Company uses a 13-period accounting year, each with four weeks. The first three quarters contain 12 weeks, and the fourth fiscal quarter contains 16 weeks. The 1994 fiscal year covered a 53-week period with 17 weeks in the fourth fiscal quarter.




Management's Discussion and Analysis
of Financial Condition and Operating Results



Results of Operations

This discussion and analysis should be read in conjunction with, and is intended to supplement, the information set forth in the Company's consolidated financial statements and related notes.

The following table sets forth, for the periods indicated, the percentage which certain items in the Consolidated Statements of Operations bear to revenue:
                                           1996      1995      1994
Revenue
   Contract revenue                        77.5%     77.7%     82.4%
   Product sales                           22.5      22.3      17.6
   Total revenue                          100.0     100.0     100.0
Costs and Expenses
   Cost of contract revenue*               91.7      90.5      91.2
   Cost of goods*                          69.9      75.8      80.6
   Total cost of sales                     86.8      87.2      89.3
   Selling, engineering and
   administrative expenses                 10.6      11.8      10.1
   Total operating costs                   97.4      99.0      99.4

   Operating income                         2.6       1.0       0.6
   Interest expense, net                    0.4       0.2       0.4
   Income before provision for
   income taxes                             2.2       0.8       0.2
   Provision for income taxes               0.8       0.3       0.0
     Net income                             1.4%      0.5%      0.2%


*These amounts represent a percentage of contract revenue and product sales, respectively.

The following comments should be read in conjunction with the foregoing table:

Contract Revenue

Contract revenue increased by 24.9% or $20,122,000 in 1996 over 1995 compared to a 4.9% or $4,135,000 decrease in 1995 over 1994. The increase in contract revenue in 1996 was broad-based with growth contributions from additional work received under the Company's long-running core Navy program, the January 1996 acquisition of the Massachusetts-based operations of an Air Force services business, and Department of Defense logistics and engineering support contracts awarded in 1995 and 1996, as well as new state contracts. Much of the Company's revenue relates to the development and operation of computer-based management information and logistics support systems, as well as other information technology services. The Company is continuing to pursue additional programs both within the Department of Defense and with other government agencies.

Product Sales

Product sales in 1996 increased 26.3% or $6,100,000 as compared with 1995. This was principally the result of increased sales of electroformed components for a line of commercial ink-jet printers, and increased sales of a line of custom encoders for a customer in the automotive industry. The growth in product sales in 1995, 28.3% or $5,112,000, as compared with 1994 was attributable to increased production of parts for commercial ink-jet printers.

Cost of Contract Revenue

Cost of contract revenue as a percentage of contract revenue increased from 90.5% in 1995 to 91.7% in 1996. In the fourth quarter of 1996, the Company incurred a one-time pre-tax charge of $1,800,000 for unrecoverable costs associated with an Air Force contract. Cost of contract revenue as a percentage of contract revenue decreased from 91.2% in 1994 to 90.5% in 1995, partially the result of a nonrecurring charge of $750,000 which was taken during 1994 relating to staff reductions. The high level of cost of contract revenue in 1995 and 1994 reflected reduced profitability on the Company's major Air Force programs, TEMS and TICARRS. Under TEMS, the Company operated as a subcontractor during 1994 and 1995 at reduced hourly rates as compared with its prior prime-contractor status. TICARRS, a fixed-price contract, showed a loss in 1994 and continued in 1995 with no recorded profit.

Cost of Goods

Cost of Goods as a percentage of product sales decreased from 80.6% in 1994 to 75.8% in 1995 and 69.9% in 1996. This decrease was primarily the result of increasing production levels of electroformed components for a line of ink-jet printers and a custom encoder product line. Both of these product lines became fully operational during 1994.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses increased by 12.7% or $1,563,000 in 1996 from 1995, and by 18.4% or $1,904,000 in 1995 from 1994.
These increases were principally due to increased research and development efforts by the Company during both 1995 and 1996 in connection with a software design and development tool and research and development spending in 1996 in connection with the Company's efforts to enter the telecommunication fraud detection market. Excluding research and development expenses, selling, engineering and administrative costs represented 8.5% sales in 1996 and 9.9% in 1995.

Interest Expense, Net

Interest expense, net increased to $547,000 in 1996 from $171,000 in 1995 due to an increase in the average level of the Company's borrowing during 1996. Capital expenditures in 1996 of $9,266,000 principally in connection with a program to increase electroforming manufacturing capacity, combined with the Company's January 1996 acquisition, resulted in the higher level of borrowings for 1996.

Provision (Benefit) for Income Taxes

Provision (benefit) for income taxes was 38.2% for 1996, compared to 34.0% for 1995 and (11.4%) for 1994. The Company accounts for income taxes using the liability method as set forth in Statement of Financial Accounting Standards No. 109. The 1995 and 1994 rates were favorably affected by research and development credits as well as somewhat lower net state tax rates.

Liquidity and Capital Resources

The Company's primary sources of liquidity have been cash flow from operations and bank credit lines. The ratio of current assets to current liabilities was 1.4 to 1 at December 28, 1996 compared to 2.1 to 1 at the end of 1995. The change in this ratio is principally attributable to the funding required to support the 1996 capital expenditure program coupled with a January 1996 acquisition.

The principal drivers of cash flow are earnings, adjusted for depreciation and amortization, aggregate billed and unbilled receivables in the Company's government business, and capital expenditures. The sum of receivables and unbilled expenditures and fees on contracts in process decreased slightly from the end of 1994 to 1995, while increasing at the end of 1996 as a result of the 24.9% increase in sales. However, the 1996 billed and unbilled balance is comparable to 1995 when measured in terms of days sales. Capital expenditures increased to $9,266,000 in 1996 and to $4,441,000 in 1995 from $2,444,000 in 1994 principally in connection with a program to increase electroform manufacturing capacity.

At December 28, 1996, $8,400,000 was available under the Company's current lines of credit. The Company believes that its liquid assets, cash flows from operations and available bank lines of credit will be sufficient to support its normal operating and capital requirements for 1997. In February 1997, the Company announced that it had been awarded a $36 million, five-year contract by the State of Ohio to provide information technology products and services. During 1997, significant expenditures are expected to be made to acquire and install computer hardware under this contract, which may require increased levels of borrowings. As of December 28, 1996, the Company does not have any major capital commitments.

The Company's backlog of unfilled orders at the end of 1996 was $73,200,000, an increase of 19.4% from the $61,284,000 at the end of 1995. The Company's backlog at the end of 1994 was $43,679,000. The 1995 balance included $10,000,000 related to a commercial order for ink-jet printer components. A portion of the Company's backlog is based on annual purchase contracts and the amount of the backlog as of any date is affected by the timing of such order receipts and deliveries thereunder.

Impact of Inflation and Changing Prices

Overall, inflation has not had a material impact on the Company's operations. In addition, the terms of Department of Defense contracts, which accounted for approximately 74% of the Company's revenues in 1996, are generally for one year and include salary increase factors for future years, thus reducing the potential impact of inflation on the Company.

Forward-Looking Information

This report includes certain forward-looking statements about the Company's business including the effect of the federal budget on the Company's sales, response to the Company's product and services offerings, growth in revenues, capital spending, research and development spending and customer mix. Such forward-looking statements are subject to risk and uncertainties that could cause the actual results to vary materially. These risks and uncertainties, discussed in more detail in the Company's Form 10-K for the year ended December 28, 1996, include possible reductions in federal funding for the Company's customers and potential customers, concentration of customers, risks of sustaining existing contracts and orders thereunder at the same or increasing levels and obtaining of new contracts, high levels of competition and difficulties of entering new markets, government contracting issues including audit adjustments and costs of completing fixed-price contracts, supply difficulties, warranty claims, and factors affecting the business segments in which the Company operates and the economy generally.



                                             Consolidated Balance Sheets

At December 28, 1996, December 30, 1995 and December 31, 1994
(in thousands of dollars, except share data)
                                            1996          1995          1994

Assets
Current Assets:
 Cash and cash equivalents             $     234     $     777     $     206
 Receivables, less allowances
  of $340, $402 and $586                  19,436        16,095        14,939
 Unbilled expenditures and fees on
  contracts in process                    22,690        16,383        18,194
 Inventories                               3,211         2,612         2,353
 Refundable income taxes                   1,436           286           885
 Prepaid expenses and other
  current assets                           1,247         1,284         1,330
       Total current assets               48,254        37,437        37,907

Property, Plant and Equipment, at Cost:
 Land                                      1,126         1,126         1,126
 Building                                  7,774         7,774         7,774
 Machinery and equipment                  38,861        31,537        28,857
 Leasehold improvements                    2,109         1,815         1,377
       Total property, plant and
        equipment, at cost                49,870        42,252        39,134
 Less-accumulated depreciation
  and amortization                        28,266        25,743        23,064
       Net property, plant
        and equipment                     21,604        16,509        16,070


Excess of purchase price over net
 assets of business acquired,
 net of amortization                       1,244             -             -
       Total assets                    $  71,102     $  53,946     $  53,977

Liabilities and Shareholders' Investment

Current Liabilities:
 Notes payable                         $ 10,600      $       -     $  1,200
 Accounts and drafts payable              8,925          3,550        3,442
 Accrued payroll and employee benefits    6,998          6,416        4,649
 Deferred contract and other revenue         42            983          894
 Other accrued expenses                     852          1,691        1,535
 Current deferred income taxes            6,091          4,407        4,741
 Current portion of long-term debt        1,201          1,217        1,221
       Total current liabilities         34,709         18,264       17,682

Long-term debt, less current portion        300          1,500        2,717
Deferred income taxes                       854            976          865
Commitments and contingencies

Shareholders' Investment
 Preferred stock, par value, $.10 per
  share, 5,000,000 shares authorized,
  none issued                                 -              -            -
 Common stock, par value, $.10 per share:
  Authorized - 15,000,000 shares
  Issued - 6,689,767 shares in 1996,
   6,618,880 shares in 1995 and
   6,571,495 shares in 1994                 669            662          657
 Less: Treasury stock - 996,108 shares
  in 1996 and 1995, and 940,047 shares
  in 1994, at par value                    (100)          (100)         (94)
 Capital in excess of par value           9,516          9,219         9,284
 Retained earnings                       25,154         23,425        22,866
       Total shareholders' investment    35,239         33,206        32,713
       Total liabilities and
        shareholders' investment       $ 71,102      $  53,946     $  53,977

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

For the three years ended
 December 28, 1996                           1996        1995         1994
(in thousands of dollars,
 except per share data)

Revenue:
     Contract revenue                     $100,878    $ 80,756     $ 84,891
     Product sales                          29,285      23,185       18,073
     Total revenue                         130,163     103,941      102,964
Costs and Expenses:
     Cost of contract revenue               92,512      73,077       77,398
     Cost of goods                          20,476      17,579       14,571
     Selling, engineering and
      administrative expenses               13,830      12,267       10,363
     Total operating costs and expenses    126,818     102,923      102,332
Operating Income                             3,345       1,018          632
     Interest expense, net                     547         171          431
Income Before Provision for Income Taxes     2,798         847          201
     Provision (benefit) for income taxes    1,069         288          (23)
Net Income                                $  1,729    $    559     $    224
Net Income Per Common Share               $    .30    $    .10     $    .04

Weighted Average Number of Common
 Shares Outstanding                      5,675,609   5,603,111    5,638,700

The accompanying notes are an integral part of these consolidated financial statements.

                     Consolidated Statements of Shareholders' Investment

For the three years
ended December 28, 1996
(in thousands)
                              Common Stock
                         Issued         Treasury Stock    Capital in  Retained
                     Shares Par Value   Shares Par Value  Excess of   Earnings
                                                          Par Value
Balance at
 December 25, 1993     6,028   $ 603     (927)  $ (93)    $ 6,977    $ 24,950

Year 1994
 10% stock dividend      509      51        -       -       2,255      (2,308)
 Stock options exercised  34       3        -       -          94           -
 Treasury stock purchased  -       -      (13)     (1)        (42)          -
 Net income                -       -        -       -           -         224
Balance at
 December 31, 1994     6,571   $ 657     (940)   $(94)    $ 9,284    $ 22,866

Year 1995
 Stock options exercised  48       5        -       -         159           -
 Treasury stock purchased  -       -      (56)     (6)       (224)          -
 Net income                -       -        -       -           -         559
Balance at
 December 30, 1995     6,619   $ 662     (996)   $(100)   $ 9,219    $ 23,425

Year 1996
 Stock options exercised  71       7        -        -        297           -
 Net income                -       -        -        -          -       1,729
Balance at
 December 28, 1996     6,690   $ 669     (996)   $(100)   $ 9,516    $ 25,154

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Cash Flows


For the three years ended December 28, 1996
(in thousands of dollars)
                                                1996       1995       1994
Cash Provided by Operations:
 Net income                                $   1,729   $    559   $    224
 Depreciation and amortization                 4,927      4,002      4,161
 Increase (decrease) in deferred income taxes   (122)       111       (180)
 Provision for receivable reserves               (62)      (184)       222
                                               6,472      4,488      4,427
Cash Provided by (Used for) Working Capital:
 Receivables                                  (3,279)      (972)     4,855
 Unbilled expenditures and fees
  on contracts in process                     (6,307)     1,811     (1,141)
 Inventories                                    (599)      (259)       277
 Refundable income taxes                      (1,150)       599       (332)
 Prepaid expenses and other current assets        37         46        (15)
 Accounts and drafts payable                   5,375        108       (885)
 Accrued payroll and employee benefits           582      1,767        (87)
 Deferred contract and other revenue            (941)        89     (2,179)
 Other accrued expenses                         (839)       156        591
 Current deferred income taxes                 1,684       (334)       210
                                              (5,437)     3,011      1,294
 Net cash provided by operations               1,035      7,499      5,721

Cash Used for Investing Activities:
 Additions to property and equipment, net     (9,266)    (4,441)    (2,444)
 Acquisition                                  (2,000)         -          -
 Net cash used for investing activities      (11,266)    (4,441)    (2,444)

Cash Provided by (Used for)
 Financing Activities:
 Net borrowings (repayments) under
  line of credit agreements                   10,600     (1,200)    (2,065)
 Principal payment under
  long-term borrowings                        (1,216)    (1,221)    (1,200)
 Proceeds from exercise of stock options         304        164         97
 Purchase of treasury shares                       -       (230)       (43)
 Net cash provided by (used for)
  financing activities                         9,688     (2,487)    (3,211)

Net Increase (Decrease) in
 Cash and Cash Equivalents                      (543)       571         66
Cash and Cash Equivalents at the
 Beginning of the Year                           777        206        140
Cash and Cash Equivalents at the
 End of the Year                           $     234   $    777   $    206

Supplemental Disclosures of
 Cash Flow Information:
 Cash paid during the year for:
 Interest                                  $     635   $    435   $    583
 Income taxes                              $   1,237   $    160   $    265

The accompanying notes are an integral part of these consolidated financial statements.

                              Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dynamics Research Corporation and its wholly-owned subsidiaries (the "Company"). All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company provides services under fixed-price, cost-reimbursement, time-and-material, and level-of-effort contracts. Revenues under cost-reimbursement and fixed-price contracts are recognized as costs are incurred and include applicable fees in the proportion that costs incurred bear to total estimated costs. When a loss is indicated on any contract in process, provision for the total estimated loss is made at that time. For time-and-material and level-of-effort contracts, revenues are recorded as costs are incurred. Unbilled expenditures and fees on contracts in process represent the recoverable amounts of contract revenue under contracts in process which were not billable at the balance sheet date. Such amounts generally become billable upon completion of a specific phase of the contract, negotiation of contract modifications, completion of government audit or upon acceptance by the government. Costs related to certain contracts, including applicable indirect costs, are subject to audit by the U.S. Government. Revenues from such contracts have been recorded at amounts expected to be realized upon final settlement. Deferred contract revenue represents the amounts billed on certain contracts in excess of costs and fees incurred to date.

Income Taxes

The Company accounts for income taxes using the liability method as set forth in Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using tax rates currently in effect in the years in which the differences are expected to reverse. The deferred tax provision represents the change in the net deferred tax liability balance.

Cash and Cash Equivalents

The Company considers all cash investments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.
                                          1996          1995          1994
(in thousands of dollars)
   Work in process                    $  1,411       $   686       $   603
   Raw materials and subassemblies       1,800         1,926         1,750
          Total                       $  3,211       $ 2,612       $ 2,353



Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives using principally the straight-line method for plant and equipment. Leasehold improvements are amortized over the remaining term of the lease or the life of the related asset, whichever is shorter.

Fair Value of Financial Instruments

In  1995, the Company adopted Statement of Financial Accounting Standards
No. 107 (SFAS 107), "Disclosures About the Fair Value of Financial Instruments," which requires disclosure about financial instruments, whether or not recognized on the balance sheet. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, notes payable and accounts payable approximates fair value due to the short-term nature of these instruments. The mortgage note bears a variable interest rate of LIBOR plus 1% and, as such, the fair value of the note approximates the carrying value.

Use of Estimates

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

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for 1996. SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure only alternative under SFAS No. 123, which requires disclosure of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted as well as certain other information. See Note 7 - Stock Option Plans for required disclosures.

Net Income Per Common Share

Net income per common share is based on net income and the weighted average number of common shares outstanding during each year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income per common share is not materially different from primary net income per common share.

2. U.S. Government Contracts

The approximate number of U.S. Government contracts to which the Company is a party has varied between approximately 100 and 150 during the past five years, with 105 contracts open at December 28, 1996. Receivables under U.S. Government contracts at December 28, 1996 were $14,363,000 compared to $12,551,000 at December 30, 1995, and $12,505,000 at December 31, 1994.

Unbilled expenditures and fees on contracts in process consist of costs and estimated earnings in excess of billings on incompleted government contracts and are comprised principally of amounts, including retainage, for which billings could not be presented under the terms of the contracts at the balance sheet dates. Unbilled expenditures and fees on contracts in process with the U.S. Government at December 28, 1996 were $22,690,000 compared to $16,383,000 at December 30, 1995, and $18,194,000 at December 31, 1994.

Overhead and general and administrative costs charged to U.S. Government contracts are subject to audit for the years after 1994.

3. Income Taxes

The components of the provisions (benefit) for federal and state income taxes are as follows:

<captio>
                                        1996          1995          1994
(in thousands of dollars)
Currently Payable (Refundable)
          Federal                   $   (513)     $    447        $  (354)
          State                         (101)          160            (24)
          Total                         (614)          607           (378)

Deferred
          Federal                      1,253          (260)           297
          State                          430           (59)            58
          Total                        1,683          (319)           355
          Total provision (benefit) $  1,069      $    288        $   (23)

The  major items contributing to the difference between the statutory U.S.
federal income tax rate of 34% and the Company's effective tax rates are as follows:
                                        1996          1995          1994
(in thousands of dollars)
   Provision at statutory rate      $    951      $    288        $    68
   State income tax, net of
    federal tax benefit                  217            50             23
   R&D tax credit                          -           (50)          (100)
   Other, net                            (99)            -            (14)
   Provision (benefit) for
    income taxes                    $  1,069      $    288        $   (23)

The tax effects of significant temporary differences that comprise the deferred tax assets and liabilities as of December 28,1996 and December 30, 1995 are as follows:
                                                    1996            1995
(in thousands of dollars)

   Unbilled costs and fees and deferred
    contract revenue, net                     $   (8,730)      $  (6,557)
   Accrued expenses                                2,044           1,559
   Receivable reserves                               130             161
   Inventory reserves                                239             216
   Other                                             226             214
   Current deferred tax liabilities, net          (6,091)         (4,407)
   Accelerated tax depreciation                     (285)           (516)
   Other                                            (569)           (460)
   Non-current deferred tax liabilities             (854)           (976)
   Total deferred tax liabilities, net        $   (6,945)      $  (5,383)


Total deferred tax assets and total deferred tax liabilities were $2,639,000 and $9,584,000, respectively at December 28, 1996 compared with $2,150,000 and $7,533,000, respectively at December 30, 1995.

The Company has state investment tax credit and federal research and development credit carry forwards of $320,000 and $111,000, respectively at December 28, 1996.


4. Employee Benefit Programs

The Company has a noncontributory defined benefit pension plan covering substantially all of its employees. Pension plan benefits are generally based on years of service and compensation during final years of employment. The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Net pension cost for 1996, 1995 and 1994 included the following components:
                                          1996          1995          1994
(in thousands of dollars)

   Service cost - benefits earned
    during the period                 $  1,380      $  1,042       $  1,309
   Interest cost on projected
    benefit obligation                   2,031         1,822          1,666
   Actual return on plan assets         (1,599)       (3,704)           685
   Net amortization and deferred items    (225)        2,195         (2,198)
   Net periodic pension cost          $  1,587      $  1,355       $  1,462

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at December 28, 1996, December 30, 1995 and December 31, 1994:

                                          1996          1995          1994
(in thousands of dollars)
Actuarial Present Value of
 Benefit Obligations:
    Vested                           $   26,459     $   23,845    $   18,327
    Nonvested                               639            560           466
    Accumulated benefit obligation       27,098         24,405        18,793
    Effect of projected future
     salary increases                     3,734          3,608         2,644
    Projected benefit obligation for
     service rendered to date            30,832         28,013        21,437
    Plan assets at fair market value     25,609         23,104        19,600
    Projected benefit obligation
     in excess of plan assets           (5,223)         (4,909)       (1,837)
    Unrecognized net loss (gain) from
     past experience different
     from that assumed and effects of
     changes in assumptions                727             196        (2,097)
    Prior service cost not yet recognized
     in net periodic pension cost        1,919           2,139         2,359
    Unrecognized net obligation
     at January 1, 1987 being
     recognized over 15 years              175             211           246
    Net pension liability recognized
     in the Consolidated Balance Sheets
     at December 28, 1996, December 30,
     1995 and December 31, 1994      $  (2,402)     $   (2,363)   $   (1,329)

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.25% and 3.5% in 1996 and 1995 and 8.5% and 3.5% in 1994. The expected long-term rate of return on assets was 9% in 1996, 1995 and 1994. A substantial portion of the projected benefit obligation increase from 1994 to 1995 was attributable to the decrease in the discount rate to reflect current market conditions.

The Company also maintains a cash or deferred savings plan (401(k)plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The Company contributes to the plan an amount equal to 25% of the first 6% of an employee's elective deferrals. The Company contributed $634,462 to the plan for 1996, $578,120 for 1995 and $581,305 for 1994. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The Company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any nonvested portion if termination occurs within the first five years of employment.

5. Notes Payable and Lines of Credit

At December 28, 1996, the Company had unsecured lines of credit with various banks that provide for maximum borrowings of $19,000,000, of which $10,600,000 was utilized. Borrowings under these lines of credit are payable on demand and bear interest at the prevailing prime interest rate (8.25% at December 28, 1996) or at a lower rate quoted by the respective banks. The Company's average interest rate on outstanding borrowings at December 28, 1996 and December 31, 1994 was 6.3% and 7.0%, respectively. While the arrangements do not have termination dates, the terms are reviewed and may be revised periodically.

6. Long-term Debt

Long-term debt consists of the following:
                                                           1996        1995
(in thousands of dollars)

Mortgage note payable to a bank, bearing interest
at LIBOR plus 1%, adjusted quarterly
(6.5% through February 3, 1997), due in quarterly
payments of $300,000 plus interest through
February 1998, secured by certain land and buildings   $  1,500     $  2,700

Other                                                         1           17
Less-current portion                                     (1,201)      (1,217)
                                                       $    300     $  1,500

Future maturities of long-term debt are $1,201,000 in 1997 and $300,000 in 1998.

The Mortgage Agreement, as amended December 18, 1996, contains covenants requiring maintenance of certain operating ratios, minimum balances of net worth and specified fixed charge coverage ratios. The Company was in compliance with all covenants at December 28, 1996 or obtained a waiver for any events of non-compliance.


7. Stock Option Plans

The Company has stock option plans which are administered by the Compensation Committee of the Board of Directors which determines the employees to receive options and the number and option price of shares covered by each such option. The 1993 Equity Incentive Plan (1993 Plan) permits the Company to grant incentive stock options, stock appreciation rights (SAR), awards of nontransferable shares of restricted common stock and deferred grants of common stock. Options also remain outstanding under the Company's 1983
Stock Option Plan (1983 Plan), which terminated in 1993. Options granted under both plans may be either incentive stock options or non-qualified stock options. In the case of an incentive stock option, the option price shall not be less than the fair market value at the time the option is granted, and the option period may not be greater than 10 years from the date the option is granted. Options under the plans have normally been exercisable in three equal installments, commencing one year from the date of the grant.

The Company's 1995 Stock Option Plan for Non-Employee Directors provides for each outside director to receive options to purchase 5,000 shares of Common Stock at the first annual meeting at which such director is elected, and options to purchase 1,000 shares of Common Stock at each annual meeting thereafter so long as he or she remains an eligible director. Such directors cannot be employees of the Company or holders of five percent or more of the Company's Common Stock. The exercise price of such options will be the fair market value of the Common Stock on the date of grant. Each option is non-transferable except upon death, expires 10 years after the date of grant and becomes exercisable in three equal installments on the first, second and third anniversary of the date of grant. A total of 100,000 shares has been reserved for issuance, of which 82,000 shares remained available at December 28, 1996.


Transactions involving the plans are summarized as follows:
                          1996                1995                 1994
                             Weighted             Weighted            Weighted
                  Number of   Average  Number of   Average  Number of  Average
                    Shares      Price     Shares     Price    Shares     Price
Outstanding at
 beginning of year  499,507     $5.19    360,892     $4.66    429,129    $4.52
Granted             139,000      7.97    186,000      5.77          -        -
Exercised           (70,887)     4.26    (47,385)     3.45    (34,120)    2.86
Canceled             (1,830)     5.80          -         -    (34,117)    4.75
Outstanding at
 end of year        565,790     $5.97    499,507     $5.19    360,892    $4.66

Exercisable at
 end of year        303,789              302,510              315,602


At December 28, 1996, under the 1993 Plan, 440,000 shares have been reserved, of which 111,000 shares were available for future grants.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1995 and 1996 using the Black-Scholes option pricing model required by SFAS No. 123. The assumptions in the Black-Scholes calculation were that the risk free interest rate was 6%, the expected life of the option was 9.5 years, the volatility of the Company's stock was 71% and there was no expected dividend yield.

Options to acquire 139,000 shares were granted in 1996 with a weighted average fair value of $6.22 and options to purchase 186,000 shares were granted in 1995 with a weighted average fair value of $4.58. For the year ended December 28, 1996, the pro forma net income, giving effect to SFAS No. 123, would have been $1,272,000 or $.23 per share, compared to the reported net income of $1,729,000 or $.30 per share. For the year ended December 30, 1995, the pro forma net income, giving effect to SFAS No. 123, would have been $419,000 or $.07 per share, compared to the reported net income of $559,000 or $.10 per share.

8. Commitments and Contingencies

The Company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 2003, with various options to renew through 2005. Rent expense under these leases (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) was approximately $2,130,000 in 1996, $1,636,000 in 1995 and $1,800,000 in 1994. The aggregate minimum lease commitment for the Company's facilities on December 28, 1996 was $6,531,000, payable as follows: $2,197,000 in 1997, $1,806,000 in 1998, $1,171,000 in 1999, $850,000
in 2000, $241,000 in 2001, $198,000 in 2002 and $68,000 in 2003.

9. Preferred Stock Purchase Rights

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

When exercisable, each Right entitles the registered holder to purchase from the Company one tenth of a share of its Series A Participating Preferred Stock, $.10 par value, at a price of $40.00 per each one tenth share of preferred stock. Until a Right is exercised, its holder, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends. The Rights may be redeemed by the Company at the discretion of the Board of Directors, at a price of $.01 per Right, and they expire on July 27, 1998.

10. Acquisition

On January 23, 1996 the Company acquired the Massachusetts-based operations of Support Systems Associates, Inc. (SSAI) for $2,000,000 in cash. The acquired operations had revenue of approximately $5,900,000 in 1995 and included a prime contract to provide services to the U.S. Air Force. In January 1997, the Company paid an additional $125,000 to the seller based upon the achievement of certain thresholds as provided for in the acquisition agreement, this amount will be included in the "Excess of purchase price over net of business acquired." A second payment of $125,000 may be due in late 1997 or in 1998. The acquisition was accounted for as a purchase and the excess of the purchase price over the fair market value of the net assets acquired is being amortized over 30 months.

11. Business Segments

The Company provides computer systems services and other engineering and management support services and manufactures position and motion sensors and other precision components. The Systems and services segment provides specialized technical services to the Department of Defense and other customers and produced approximately 77% of total Company revenues in 1996. These services include the development and operation of computer-based management information systems where sophisticated software programs are applied to collect, analyze, store and retrieve information regarding the location, design, configuration, maintenance status and performance test history of the individual component parts of major weapons systems. The Precision products segment produces encoders, which are used to measure rotary or linear movement, and precision-patterned glass and electroformed metal products. The Precision products segment's primary market is located in the United States. Sales to two commercial customers represented 11% of the total Company sales in 1996. These customers operate in the automotive and computer-peripheral industries.

Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets. General corporate assets consist primarily of cash and the Company's Andover, Massachusetts corporate headquarters.

Summarized financial information by business segment for 1996, 1995 and 1994 are as follows:
                                        1996           1995          1994
(in thousands of dollars)

Revenue:
  Systems and services             $ 100,878        $  80,756     $  84,891
  Precision products                  29,285           23,185        18,073
      Total Revenue                $ 130,163        $ 103,941     $ 102,964

Operating Income:
  Systems and services             $ (2,263)        $  (1,907)    $    (290)
  Precision products                  5,608             2,925           922
      Total operating income       $  3,345         $   1,018     $     632

Total Assets:
  Systems and services             $ 44,292         $  34,953     $  36,573
  Precision products                 15,556             9,587         6,878
  Corporate                          11,254             9,406        10,526
      Total Assets                 $ 71,102         $  53,946     $  53,977

Depreciation and Amortization:
  Systems and services             $  2,848         $   2,663     $   2,932
  Precision products                  1,640               879           772
  Corporate                             439               460           457
      Total depreciation
       and amortization            $  4,927         $   4,002     $   4,161

Capital Expenditures:
  Systems and services             $  2,583         $   1,753     $   1,971
  Precision products                  5,999             2,494           347
  Corporate                             684               194           126
      Total capital expenditures   $  9,266         $   4,441     $   2,444



                     Management's Responsibility for Financial Statement

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



   Albert Rand                                Douglas R. Potter
   President, Chief Executive Officer         Vice President of Finance,
                                              Chief Financial Officer


Report of Independent Public Accountants

To Dynamics Research Corporation:

We have audited the accompanying consolidated balance sheets of Dynamics Research Corporation (a Massachusetts corporation) and subsidiaries as of December 28, 1996, December 30, 1995 and December 31, 1994, and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamics Research Corporation and subsidiaries as of December 28, 1996, December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Boston, Massachusetts,
February 7, 1997                                     Arthur Andersen LLP



Corporate Information



Auditors
   Arthur Andersen LLP
   225 Franklin Street,
   Boston, Massachusetts 02110


Legal Councel
   Ropes & Gray
   One International Place
   Boston, Massachusetts 02110


Transfer Agent
   American Stock Transfer & Trust Company
   40 Wall Street, 46th floor
   New York, New York 10005
   Telephone: 800-937-5449


Stock Prices

Bid price by quarter               1996                   1995
                               High     Low        High        Low
   First quarter             $ 8.50   $ 5.75     $ 4.75      $ 2.75
   Second quarter              9.00     6.25       4.75        4.00
   Third quarter              10.13     7.50       7.50        4.13
   Fourth quarter             11.00     8.63       9.50        5.50

The bid and asked prices of the Company's common stock on February 7, 1997 were $9.625 and $10.125, respectively. Prices shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Source: Monthly Statistical Report of the National Association of
Securities Dealers, Inc. - NASDAQ.


Common Stock
   The Company's stock is traded on the NASDAQ National Market, Symbol:
   DRCO; and listed in newspapers as DynamR., DynRsh. or DynRsearch.


Number of Shareholders
   The approximate number of shareholders of record at February 7, 1997 was 1000. As of February 7, 1997 there were 5,693,659 common shares outstanding.


Form 10-K
   A copy of DRC's Form 10-K, which is filed annually with the Securities and Exchange Commission, will be sent without charge to any shareholder requesting it in writing to the TreasurerOs office, Dynamics Research Corporation, 60 Frontage Road, Andover,
   Massachusetts 01810-5498.


Annual Meeting
   The 1997 Annual Meeting of Shareholders will be held at 3:30 PM on April 22, 1997 at the State Street Bank and Trust Building, 33rd floor, 225 Franklin Street, Boston, Massachusetts 02110.

Directors

Dr. Francis J. Aguilar**
   Professor of Business Administration,
   Emeritus, Harvard University,
   Graduate School of Business Administration

John S. Anderegg, Jr.
   Chairman, Dynamics Research Corporation

General James P. Mullins**
   USAF retired

Albert Rand
   President and Chief Executive Officer,
   Dynamics Research Corporation

Thomas J. Troup*
   Vice Chairman, Burr-Brown Corporation

*     Member of the Audit Committee
**   Member of the Audit and Compensation Committees


Officers

John S. Anderegg, Jr.
   Chairman

Albert Rand
   President, Chief Executive Officer

Arthur Brown
   Vice President, Contracts, Systems Division

William G. Clautice
   Vice President, Strategic Programs,
   Test Equipment Division

Dr. Martin M. Dresser
   Vice President, General Manager, Systems Division

Victor J. Garber
   Vice President, Acquisition Engineering, Systems Division

Dr. Joseph W. Griffin, Jr.
   Vice President, Systems Development,
   Systems Division

Edward C. Johnson
   Vice President, Marketing, Systems Division

Chester Ju
   Vice President, Encoder Division and
   Metrigraphics Division

John M. Nauseef
   Vice President, Dayton Operations, Systems Division

Douglas R. Potter
   Vice President of Finance, Chief Financial Officer

Richard P. Rappaport
   Vice President, Test Equipment Division

John L. Wilkinson
   Vice President, Human Resources

David C. Proctor
   Treasurer and Assistant Clerk

John R.D. McClintock
   Clerk