Form 10-K, Exhibit 13
period 1997-12-31
DYNAMICS RESEARCH CORP
filed 1998-03-30
CIK 30822

financial highlights


                                            1995        1996          1997
(In thousands of dollars, except share and employee data)

Revenue                                $  103,941   $  130,163    $  159,377
Net income                                    559        1,729         4,129
Net income per share - basic*                 .09          .28           .66
Net income per share - diluted*               .09          .27           .64
Backlog                                    61,284       73,200       110,001
Number of employees                         1,249        1,349         1,455
Number of shares outstanding*           6,185,049    6,263,025     6,288,872

*Restated for the April 1997 10% stock dividend.



To Our Shareholders


Dynamics Research Corporation (DRC) revenues grew 22 percent in 1997, bringing total sales to a record $159 million for the year. Much of this growth is attributable to initiatives put in place earlier that are now bearing fruit. We enter 1998 with a substantial backlog and are committed to sustaining the strong growth achieved during the past two years.

Financial Results

Revenues for the year ended December 31, 1997 increased to $159.4 million from $130.2 million for 1996. Net income for 1997 advanced to $4,129,000, or $.66 per basic share and $.64 per diluted share, from $1,729,000, or $.28 per basic share and $.27 per diluted share, the prior year. Results for 1997 include a one-time net income benefit realized during the third quarter amounting to $1.0 million, or $.16 per share, from the refund of income taxes and related interest. Sales for the Systems and Test Equipment divisions totaled $131 million for the year, or 83 percent of revenues, while sales for the Precision Manufactured Products divisions equaled $28 million, or 17 percent of 1997 revenues.

Expanding Beyond Core Defense Initiatives

We continue to make excellent progress on changing our business mix to promote growth and improve profitability. We are accomplishing this by using the expertise and systems developed in our Department of Defense work for other government agencies and businesses. Approximately 34 percent of this year's revenues were generated from non-defense sources and sales of our precision manufactured products-up from 26 percent last year, while defense-related projects accounted for 66 percent of sales. Our long-stated goal is to achieve a 50/50 balance between defense and non-defense revenues.

The most significant area of growth in 1997 was our state government business. We won several major contracts, competing effectively against well-known management consulting firms and computer hardware vendors. Our success in this arena stems from a strong track record with existing clients, an advantageous cost structure, and Systems Engineering Institute Level II certification, a difficult-toobtain classification designed to ensure the consistency, quality and comprehensiveness of DRC's systems integration programs.

Major Wins

Major non-defense information system contracts awarded to DRC in 1997 include:

A $36-million contract for the State of Ohio's Department of Health and Human Services system for tracking child support payments;

A second, $19-million contract with Ohio to provide computer hardware and software for an automated child welfare system;

A $28-million, seven-year contract with the State of Colorado's child protection and juvenile justice agencies; Expansion of an existing contract supporting a case-management system for New Hampshire's Department of Health and Human Services; and

A $3-million contract for evaluating and certifying year 2000 conversions for Internal Revenue Service information systems.

Pioneering New Military Niches

Reengineering consulting, logistics planning, decision support systems and supply chain management-core DRC competencies-continue to constitute the bulk of our defense business. Significantly, the realignment of military budgets is generating greater demand for DRC's information technology expertise. Opportunities are arising to manage programs that are being privatized and to reengineer customer workflow to achieve better efficiencies. We are also winning projects in new niches where DRC has proven expertise. Key projects in this category include:

A three-year, $12-million extension of an existing contract supporting the U.S. Navy's specialized semiconductor production facility in San Diego, California. DRC engineers model and simulate semiconductor performance before the chips are actually produced.

Marketing a test device for joint tactical communications, a sophisticated display device that collects and synthesizes positioning information from ships, airplanes and ground stations.

A $13 million, four-year program for the U.S. Army known as MedTeams grew to $2.7 million in 1997 from $800,000 in 1996. This innovative program, which draws upon DRC's experience in training combat flight crews, analyzes and improves emergency room teamwork in civilian and military hospitals.

Telecommunications Initiative

One of the most promising areas of growth at DRC is the Sleuth telecommunications fraud control system, a product initially developed by Pacific Bell and now marketed and maintained by DRC under an exclusive license. Accounting for $2.6 million of DRC revenues in 1997, Sleuth is used to monitor calling card fraud by SBC Communications (formerly Southwest Bell and Pacific Bell), Ameritech, Bell Atlantic, Bell South, U.S. West and is soon to be installed in the NYNEX operations acquired by Bell Atlantic.

Precision Manufactured Products

Identifying new medical, high technology and consumer applications for electroformed circuits and conductors was a primary focus for the Metrigraphics Division in 1997. DRC is now seeking to develop potential high-volume products in collaboration with household-name manufacturers in several industries. Electroform products expanded beyond consumer and office markets this year, as we produced products to be used in engineering, cartography and industrial packaging applications.

Within the Encoder Division, high-volume production of diesel fuel pump encoders for a major auto parts supplier remained strong, and we are pursuing other volume production opportunities with original equipment manufacturers.

Laying Groundwork for Future Growth

Entering 1998, our goals for the year are to maintain a 20 percent growth curve, further improve margins and continue diversifying into non-defense business. We anticipate that state government work will be a major area of growth again this year. Our greatest emphasis going forward is on the expansion of our commercial base, particularly within the Systems Division.

We are constantly balancing the drive to invest in initiatives that will generate strong future returns against the need to bring results to the bottom line today. DRC is aggressively exploring and qualifying potential new markets and technologies in which we expect to have a strong competitive advantage. Our success in securing state health and human service agency contracts is a prime example of how our strategy of migrating core competencies into new, growing markets has paid off.

Among the many product and market development initiatives now underway are:

Expansion of DoD work for programs undergoing privatization, particularly those involving reengineering and logistics support;

Gaining entree through year 2000 date conversion contracts to the market for revitalizing or replacing Bull computers in private corporations and state and local governments;

Identifying and developing new applications for electroforming processes for fine precision structures.

During the year we established a line of credit of up to $45 million that gives us the flexibility to pursue new opportunities. The strength of our board was augmented with the addition of two new directors:
Martin V. Joyce, Jr. and Kenneth F. Kames. Mr. Joyce is a vice president of A.T. Kearney, Inc., a leading management consulting firm, and has far-reaching expertise in the software and information technology industry. Mr. Kames spearheads new business development for The Gillette Company and brings a strong background in acquisitions and joint ventures. As has been our practice in the past, we declared a 10 percent stock dividend in April 1997 to increase the liquidity of DRC stock.

DRC is at an exciting point in its history. We are in the right place at the right time to benefit from major changes in the marketplace. Much of the credit for this goes to our employees who are willing and able to move quickly to capitalize on new opportunities, as well as to our shareholders for their ongoing support.

Sincerely,


John S. Anderegg, Jr.         Albert Rand
Chairman                      President and
                              Chief Executive Officer



poised to profit
from market forces


The market for information technology services and devices is changing faster than ever, buffeted by major social, technological and economic trends. DRC is constantly reevaluating and reshaping its capabilities to capitalize on these changing market conditions.


Major Market Forces


Shifting defense priorities driving demand for sophisticated information systems that improve efficiency and lower costs;

Acquisition of information technology among state governments to improve data tracking systems and meet more stringent federal reporting requirements;

Telecommunications industry deregulation, resulting in consolidation and the rise of innovative new service providers; and

Product advances across a wide range of industries enabled by the miniaturization of electronics.

The pages that follow detail only a few of the many initiatives percolating within DRC to take advantage of these trends.



Health and Human Services

Market Force

Recent legislation has mandated comprehensive computerized tracking and management capabilities at state health and human service agencies.


The Response

Leverage expertise in designing and maintaining complex management information systems to address the burgeoning state market.


supporting welfare reform


When the State of Ohio needed to establish the computer and communications infrastructure for a statewide system to monitor child support payments, it turned to DRC. In February 1997, DRC received a $36 million contract to design, procure, install and maintain the computer hardware and communications networks supporting 4,400 caseworkers throughout the state's 88 counties.

DRC's performance on the initial contract was a key factor in winning additional work from Ohio. In November, it won a second contract totaling nearly $19 million to provide computer hardware, software and technical su pport services in support of the Ohio Works First initiative and its automated child welfare information system.


DRC's work for Ohio has primarily focused on providing systems integration services. Its work for health and human service agencies in the states of New Hampshire and Colorado has focused on developing and implementing sophisticated software-based management information systems for child welfare.


decision support systems


The complex logistics behind day-to-day maintenance and support typically account for two-thirds of the costs of aircraft operations. As the Air Force seeks lower-cost ways to meet its high maintenance standards, it is using innovative decision support software and Internet-based communications systems devised by DRC.

DRC software engineers have accessed an existing information system to create a logistics model for managing the location and movement of repair parts to and among the Air Force's five domestic Air Logistics Center maintenance depots. The software tracks the availability of maintenance bays, mechanics and machinery; forecasts space and equipment demand; and schedules all repairs. It also manages the timely delivery of replacement parts, eliminating costly inventory build up.

To facilitate fast access to this mission-critical supply chain, DRC has also implemented a highly secure Web site that enables maintenance staff around the country to review schedules and trace the location of parts.



Aircraft Maintenance


Market Force

The Department of Defense is striving to make weapons system maintenance as cost-efficient as possible without jeopardizing readiness or reliability.


The Response

Devise software-based decision support systems and secure Internet communications to optimize maintenance operations.


fraud control system

In 1996, DRC obtained an exclusive license to maintain and market a telephone fraud detection system from a unit of SBC Communications that detects potentially fraudulent credit card calls. The system is now used by all five regional Bell operating companies, and is soon to be installed in the NYNEX operations acquired by Bell Atlantic.

DRC software engineers have upgraded the Fraud Control System into a comprehensive product that detects suspicious calling patterns in all long-distance calls. With deregulation continuing to blur the lines between Bell operating companies, local exchange carriers and independent telephone companies, all carriers will benefit from putting universal fraud control measures in place. DRC is exploring opportunities with several major computer and telecommunications equipment vendors about marketing the Fraud Control System to local exchange carriers, independents and major international telecommunications companies.


Telecommunications
Industry Deregulation


Market Force

Telecommunications industry deregulation has resulted in a wave of consolidations and the rise of innovative new service providers.


The Response

Enhancing a Fraud Control System currently in use by Regional Bell Operating Companies and making it an attractive cost-control tool for independent telephone companies and local exchange carriers.




Miniaturization of Electronics


Market Force

The miniaturization of electronics is resulting in the deployment of next-generation medical, high technology and consumer products.


The Response

Partner with product designers at major manufacturers to engineer DRC's electroformed circuits and components into new miniature devices.


precision electroforming


The miniaturization of electronics is opening new markets for DRC-already one of the largest independent suppliers of high-precision miniature circuits, disks and other optical components. These devices are manufactured through a process known as electroforming, whereby a thin, flexible metal layer is deposited on glass, film or ceramic substrates in patterns with tolerances of less than one micron.

DRC currently produces nozzles for controlling the flow of ink for business and industrial ink jet printers, as well as flexible circuits used in imaging electronics for intravascular catheters used in angioplasty. DRC is collaborating with design engineers at major medical, high technology, recreational equipment, automobile and household equipment manufacturers to devise new high volume applications for its electroformed precision parts.



Command, Control and Communications


Market Force

In an effort to better coordinate and streamline operations, branches of the military are seeking to integrate differing communications protocols.


The Response

A unique DRC workstation tests devices that receive and synthesize tactical data and positioning information from diverse military sources.



improving  tactical communications


Entering the large and fast-growing marketplace for command, control and communications systems, DRC has developed a unique tool that tests critical communications devices and simulates the theater of operation. DRC's test device (Joint Tactical Information Distribution System Test Device), gauges the efficiency and functionality of equipment transmitting and receiving tactical data to or from such diverse sources as satellites, aircraft, ships and groundbased installations. These devices, which identify and locate forces within a particular geographic region-the Persian Gulf, for example-must integrate information that comes in a range of different formats, including voice, data, or scrambled and unscrambled frequencies.

Comprised of a computer workstation and sophisticated communications electronics, the test device processes data from these diverse sources and displays the location of forces as icons on a large screen. The test device's simulation capabilities make it an excellent training device. It also represents an area of potential growth for DRC because of its unique ability to integrate data from multiple sources. Currently in use as a training system at Naval and Air Force bases, the next-generation system will operate as an interface device connecting forces within the theater of operation.


Five Year Summary of Selected Financial Data
(in thousands of dollars, exceop share and employee data)

                         1997        1996       1995        1994        1993
Revenue             $  159,377  $  130,163  $  103,941  $  102,964  $  101,102
Operating income         6,245       3,345       1,018         632       3,242
Net income               4,129       1,729         559         224       1,834
Net income per
 common share - basic*     .66         .28         .09         .04         .30
Net income per
 common share - diluted*   .64         .27         .09         .04         .29

Total assets            78,859      71,102      53,946      53,977      59,494
Long-term debt
 (excluding current
  portion)              10,000         300       1,500       2,717       3,900
Shareholders'
 investment             39,147      35,239      33,206      32,713      32,437
Shareholders'
 investment per share*    6.22        5.63        5.37        5.28        5.25
Return on  shareholders'
 investment(%)           10.55         4.9         1.7          .7         5.7
Backlog                110,001      73,200      61,284      43,679      51,257
Cash flow from
 operations              7,980       1,035       7,499       5,721       1,397
Research and
 development expense     1,441       2,702       1,949         224       2,007
Capital expenditures     5,104       9,266       4,441       2,444      12,144

Number of shares
 outstanding
 at end of year*     6,288,872   6,263,025   6,185,049   6,194,593   6,171,966
Number of employees      1,455       1,349       1,249       1,130       1,188

Quarterly Data**
(in thousands of dollars, except per share data) unaudited

                                  1st          2nd          3rd          4th
1997
Revenue                    $   33,008    $   40,146    $   43,269   $   42,954
Operating income                  764         1,609         1,471        2,401
Net income                        326           824         1,723        1,256
Net income per common
 share - basic*                   .05           .13           .27          .20
Net income per common
 share - diluted*                 .05           .13           .27          .19

1996

Revenue                    $   26,627    $   28,373    $   29,929   $   45,234
Operating income                  434           873         1,465          573
Net income                        209           498           831          191
Net income per common
 share - basic*                   .03           .08           .13          .03
Net income per common
 share - diluted*                 .03           .08           .13          .03

1995

Revenue                    $   21,929    $   23,936    $   24,354   $   33,722
Operating income (loss)          (602)          550           544          526
Net income (loss)                (388)          318           309          320
Net income (loss) per
 common share - basic*           (.06)          .05           .05          .05
Net income (loss) per
 common share - diluted*         (.06)          .05           .05          .05


*    Restated for the April 1997 10% stock dividend.
** Prior to 1997 the Company used a 13-period accounting year, each with four weeks. The first three quarters contained 12 weeks, and the fourth fiscal quarter contained 16 weeks. The Company now employs a calendar-month accounting year.


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

The following table sets forth, for the periods indicated, the percentage which certain items in the Consolidated Statements of Operations bear to revenue:
                                        1997          1996          1995
Revenue
 Contract revenue                       82.7%         77.5%         77.7%
 Product sales                          17.3          22.5          22.3
 Total revenue                         100.0         100.0         100.0

Costs and Expenses
 Cost of contract revenue*              90.0          91.7          90.5
 Cost of product sales*                 75.0          69.9          75.8
 Total cost of sales                    87.4          86.8          87.2
 Selling, engineering and
  administrative expenses                8.7          10.6          11.8
 Total operating costs                  96.1          97.4          99.0

 Operating income                        3.9           2.6           1.0
 Interest expense, net                   0.1           0.4           0.2
 Income before income taxes              3.9           2.2           0.8
 Provision for income taxes              1.3           0.8           0.3
     Net income                          2.6%          1.4%          0.5%

*These amounts represent a percentage of contract revenue and product sales, respectively.

The following comments should be read in conjunction with the foregoing table:

Contract Revenue

Contract revenue increased by 30.6% or $30,901,000 in 1997 over 1996 and 24.9% or $20,122,000 in 1996 over 1995. Approximately 60% of the 1997 increase is attributable to major contracts with the State of Ohio for statewide network infrastructure for Human Services systems and with the state of Colorado for similar network infrastructure as well as software system implementation services. The remainder of the increase in contract revenue was broad-based with growth contributions from additional work received under the Company's long running core U.S. Navy program, technical and management services programs for the U.S. Army, Air Force and Navy, and services for the U.S. Department of the Treasury. The 1996 increase from 1995 was the result of increases in work for the U.S. Navy, U.S. Air Force, defense logistics and engineering support contracts as well as new state contracts. Much of the Company's defense revenue relates to the development and operation of computer-based management information and logistics support systems, as well as other information technology services. Revenue for this segment also includes tasks to provide Year 2000 validation and compliance services for the Internal Revenue Service.

Product Sales

Product sales decreased during 1997 by 5.8% or $1,687,000 as compared to 1996. This was principally the result of decreased sales of electroformed components partially offset by increased sales of custom encoders across a wide range of customers. The 26.3% or $6,100,000 growth in product sales in 1996, as compared with 1995, is attributable primarily to increased sales of electroformed components for a line of commercial ink-jet printers, and increased sales of a line of custom encoders for a customer in the automotive industry.

Cost of Contract Revenue

Cost of contract revenue as a percentage of contract revenue decreased to 90.0% in 1997 from 91.7% in 1996. In the fourth quarter of 1996, the Company incurred a one-time pre-tax charge of $1,800,000 for unrecoverable costs associated with an Air Force contract. Cost of contract revenue, excluding the 1996 one-time charge, increased from 89.9% in 1996 to 90.0% in 1997, principally as a result of increased subcontract costs related to the development of a statewide infrastructure under the state of Ohio Human Services system contract. Cost of contract revenue as a percentage of contract revenue increased to 91.7% in 1996 from 90.5% in 1995.

Cost of Goods

Cost of goods as a percentage of product sales increased from 69.9% in 1996 to 75.0% in 1997. This increase was primarily the result of decreased production levels of electroformed components during 1997. Cost of goods as a percentage of product sales decreased from 75.8% in 1995 to 69.9% in 1996 as a result of the substantial increase in production levels of electroformed components for a line of ink-jet printers and of a custom encoder product line.

Selling, Engineering and Administrative Expenses

Selling, engineering and administrative expenses as a percentage of sales decreased by 1.9% in 1997 from 1996, reflecting flat spending while revenue grew 22%. The increased expense in 1996 from 1995 was principally due to increased research and development efforts by the Company in connection with a software design and development tool and research and development spending in connection with the Company's efforts to enter the telecommunication fraud detection market. Excluding research and development, selling, engineering and administrative costs decreased as a percentage of total revenue from 9.9% of sales in 1995 to 8.5% in 1996 and 7.8% in 1997.

Interest Expense, (Net)

Interest expense, (net) decreased to $108,000 in 1997 from $547,000 in 1996. The change was due to interest income of $740,000 related to an income tax credit which was received during the year, partially offset by increased interest expense resulting from an increase in the average level of the Company's borrowings as a result of additional working capital requirements associated with the substantial increase in revenue. Higher average borrowings resulted in higher interest expense for 1996 from 1995 and resulted from capital expenditures in 1996 of $9,266,000, including $4,900,000 in connection with a program to increase electroforming manufacturing capacity, combined with $2,000,000 expended for a January 1996 acquisition of a defense services business.

Provision for Income Taxes

The Company's effective income tax rate for 1997 was 32.7% compared to 38.2% for 1996 and 34.0% for 1995. The Company's tax provision for 1997 reflects a one-time benefit of $747,000 resulting from a refund of income taxes relating to the Company's prior years research and development expenses. The 1995 rate was favorably affected by research and development credits as well as somewhat lower net state tax rates.

Backlog

The Company's funded backlog of unfilled orders at the end of 1997 was $110,000,000, an increase of 50.3% from the $73,200,000 at the end of 1996.
The Company's funded backlog at the end of 1995 was $61,300,000. The 1995 balance included $10,000,000 related to a commercial order for inkjet printer components. A portion of the Company's backlog is based on annual purchase contracts and the amount of the backlog as of any date can be affected by the timing of such order receipts and deliveries thereunder.

Liquidity and capital resources

The Company's primary sources of liquidity have been cash flow from operations and bank credit lines. The principal drivers of cash flow are earnings, adjusted for depreciation and amortization, aggregate billed and unbilled receivables in the Company's government and state businesses, and capital expenditures. The sum of receivables and unbilled expenditures and fees on contracts in process increased in 1997 and 1996 as a result of the substantial increase in revenue during each of the years. However, the 1997 billed and unbilled receivables balance is comparable to 1996 and 1995 when measured in terms of days' sales. Capital expenditures, which had increased from $4,400,000 in 1995 to $9,266,000 in 1996 principally in connection with a program to increase electroforming manufacturing capacity, were $5,104,000 in 1997.

The Company announced during October, 1997 that it had signed a long-term credit agreement that provides unsecured loans in an aggregate principal amount of up to $45 million. This credit facility consists of a revolving loan of up to $30 million for working capital purposes and up to $15 million for acquisitions. This facility provides the Company with greater flexibility to finance the growth of its business and to pursue new opportunities.

At December 31, 1997, $20,000,000 was available for working capital purposes under the Company's long-term credit facility. The Company believes that its liquid assets, cash flows from operations and availability under its credit facility will be sufficient to support its normal operating and capital requirements for 1998. The Company does not have any significant capital commitments as of December 31, 1997 outside the ordinary course of business.

Year 2000

The Company has established a steering committee to coordinate the identification, evaluation and implementation of changes to its entire computer infrastructure necessary to achieve a year 2000 data conversion with no disruption to its business operations or customers. The Company is also communicating with its suppliers and others with whom it does business to coordinate year 2000 conversions. These actions are necessary to ensure that the systems and applications the Company utilizes will recognize and process year 2000 and beyond data. The cost of compliance and its effect on the Company's future results of operations has not yet been determined.

Impact of Inflation and Changing Prices

Overall, inflation has not had a material impact on the Company's operations. In addition, the terms of Defense contracts, which accounted for approximately 66% of the Company's revenues in 1997, are generally for one year and include salary increase factors for future years, thus reducing the potential impact of inflation on the Company.

Forward-Looking Information

This report includes certain forward-looking statements about the Company's business including the effect of the federal budget on the Company's sales, response to the Company's product and services offerings, growth in revenues, capital spending, research and development spending and customer mix. Such forward-looking statements are subject to risk and uncertainties that could cause the actual results to vary materially.
These risks and uncertainties, discussed in more detail in the Company's
Form 10-K for the year ended December 31, 1997, include possible reductions in federal funding for the Company's customers and potential customers, concentration of customers, risks of sustaining existing contracts and orders thereunder at the same or increasing levels and of obtaining new contracts, high levels of competition and difficulties of entering new markets, government contracting issues including audit adjustments and costs of completing fixedprice contracts, supply difficulties, warranty claims, and factors affecting the business segments in which the Company operates and the economy generally.


Consolidated Balance Sheets

At December 31, 1997, December 28, 1996
 and December 30, 1995
(in thousands of dollars, except share data)

                                         1997          1996           1995

Assets
Current assets:

 Cash and cash equivalents           $    542      $    234       $    777
 Receivables, less allowances of
  $217, $340 and $402                  17,397        19,436         16,095
 Unbilled expenditures and fees on
  contracts in process                 32,175        22,690         16,383
 Inventories                            3,377         3,211          2,612
 Refundable income taxes                  878         1,436            286
 Prepaid expenses and
  other current assets                  1,668         1,247          1,284
     Total current assets              56,037        48,254         37,437

Property, plant and equipment, at cost:

 Land                                   1,126         1,126          1,126
 Building                               7,774         7,774          7,774
 Machinery and equipment               39,130        38,861         31,537
 Leasehold improvements                 2,296         2,109          1,815
     Total property, plant and
      equipment, at cost               50,326        49,870         42,252
 Less-accumulated depreciation
  and amortization                     28,098        28,266         25,743
     Net property, plant
      and equipment                    22,228        21,604         16,509

 Excess of purchase price over
  net assets of business acquired,
  net of accumulated amortization         594         1,244              -

     Total assets                    $ 78,859      $ 71,102       $ 53,946

Liabilities and Shareholders' Investment

Current liabilities:
Notes payable                        $      -      $ 10,600       $      -
Accounts and drafts payable             8,355         8,925          3,550
Accrued payroll and
 employee benefits                      8,032         6,998          6,416
Deferred contract and
 other revenue                             35            42            983
Other accrued expenses                  4,216           852          1,691
Current deferred income taxes           8,999         6,091          4,407
Current portion of long-term debt           -         1,201          1,217
     Total current liabilities         29,637        34,709         18,264

Long-term debt, less
 current portion                       10,000           300          1,500
Deferred income taxes                      75           854            976

Commitments and contingencies

Shareholders' Investment

Preferred stock, par value,
 $.10 per share, 5,000,000 shares
 authorized, none issued                    -             -              -
Common stock, par value, $.10 per share:
 Authorized - 15,000,000 shares
 Issued - 7,366,484 shares in 1997,
  6,689,767 shares in 1996 and
  6,618,880 shares in 1995                737           669            662
Less: Treasury stock - 1,077,612
 shares in 1997, and 996,108 shares
 in 1996 and 1995, at par value          (108)         (100)          (100)
Capital in excess of par value         14,506         9,516          9,219
Retained earnings                      24,012        25,154         23,425
 Total shareholders' investment        39,147        35,239         33,206
     Total liabilities and
      shareholders' investment       $ 78,859      $ 71,102       $ 53,946

The accompanying notes are an integral part of these consolidated financial statements.


Dynamics Research Corporation

Consolidated Statements of Operations
For the three years ended December 31, 1997
(in thousands of dollars, except share data)
                                        1997          1996           1995
Revenue:

 Contract revenue                   $ 131,779      $ 100,878     $  80,756
 Product sales                         27,598         29,285        23,185

Total revenue                         159,377        130,163       103,941

Costs and expenses:
 Cost of contract revenue             118,617         92,512        73,077
 Cost of goods                         20,700         20,476        17,579
 Selling, engineering and
  administrative expenses              13,815         13,830        12,267
Total operating costs and expenses    153,132        126,818       102,923

Operating income                        6,245          3,345         1,018

 Interest expense, net                    108            547           171

Income before provision for
 income taxes                            6,137         2,798           847

 Provision for income taxes              2,008         1,069           288

Net income                          $    4,129     $   1,729     $     559

Net income per common
 share - basic*                     $      .66     $     .28     $     .09

Net income per common
 share - diluted*                   $      .64     $     .27     $     .09

Basic weighted average number
 of common shares outstanding*       6,275,455     6,243,170     6,163,422

Diluted weighted average number
 of common shares outstanding*       6,506,013     6,466,841     6,261,526


*Restated for the April 1997 10% stock dividend.

For the three years ended December 31, 1997
(in thousands)

                              Common Stock               Capital in
                       Issued         Treasury Stock     Excess of    Retained
                 Shares  Par Value   Shares  Par Value   Par Value    Earnings
Balance at December
 31, 1994         6,571   $  657      (940)    $  (94)    $ 9,284    $ 22,866

Year 1995
Stock options
 exercised           48        5         -          -         159           -
Treasury stock
 purchased            -        -       (56)        (6)       (224)          -
Net income            -        -         -          -           -         559
Balance at December
 30, 1995         6,619   $  662      (996)    $ (100)    $ 9,219    $ 23,425

Year 1996
Stock options
 exercised           71        7         -          -         297           -
Net income            -        -         -          -           -       1,729
Balance at December
 28, 1996         6,690   $  669      (996)    $ (100)    $ 9,516    $ 25,154

Year 1997
Stock options
 exercised          107       11         -          -         540           -
Treasury stock
 purchased            -        -       (82)        (8)       (760)          -
10% Stock dividend  569       57         -          -       5,210      (5,271)
Net income            -        -         -          -           -       4,129

Balance at December
 31, 1997         7,366    $ 737    (1,078)    $ (108)    $14,506     $24,012

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Cash Flows
For the three years ended December 31, 1997
(in thousands of dollars)

                                        1997           1996            1995

Cash provided by operations:

Net income                         $   4,129      $   1,729        $    559
Depreciation and amortization          5,376          4,927           4,002
Increase (decrease) in deferred
 income taxes                           (779)          (122)            111
Provision for receivable reserves       (123)           (62)           (184)
                                       8,603          6,472           4,488

Cash provided by (used for)
 working capital:

Receivables                            2,162         (3,279)           (972)
Unbilled expenditures and fees
 on contracts in process              (9,485)        (6,307)          1,811
Inventories                             (166)          (599)           (259)
Refundable income taxes                  558         (1,150)            599
Prepaid expenses and other
 current assets                         (421)            37              46
Accounts and drafts payable             (570)         5,375             108
Accrued payroll and
 employee benefits                     1,034            582           1,767
Deferred contract and other revenue       (7)          (941)             89
Other accrued expenses                 3,364           (839)            156
Current deferred income taxes          2,908          1,684            (334)
                                        (623)        (5,437)          3,011

Net cash provided by operations        7,980          1,035           7,499

Cash used for investing activities:

Additions to property and
 equipment, net                       (5,104)        (9,266)         (4,441)
Net assets of business
 acquired, net                          (250)        (2,000)              -

Net cash used for
 investing activities                 (5,354)       (11,266)         (4,441)

Cash provided by (used for)
 financing activities:

Net borrowings (repayments)
 under line of credit agreements     (10,600)        10,600          (1,200)
Principal payments under
 long-term borrowings                 (1,501)        (1,216)         (1,221)
Proceeds from long-term borrowings    10,000              -               -
Proceeds from exercise
 of stock options                        551            304             164
Purchase of treasury shares             (768)             -            (230)

Net cash provided by (used for)
 financing activities                 (2,318)         9,688          (2,487)

Net increase (decrease)
 in cash and cash equivalents            308          (543)             571

Cash and cash equivalents
 at the beginning of the year            234           777              206

Cash and cash equivalents
 at the end of the year            $    542       $    234         $    777

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Interest                           $    792       $    635         $    435
Income taxes                       $    430       $   1,237        $    160



The accompanying notes are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dynamics Research Corporation and its wholly-owned subsidiaries (the Company). All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

The Company provides services under fixed-price, cost reimbursement, time and material, and level of effort contracts. Revenues under cost-reimbursement and fixed-price contracts are recognized as costs are incurred and include applicable fees in the proportion that costs incurred bear to total estimated costs. When a loss is indicated on any contract in process, provision for the total estimated loss is made at that time.
For time and material and level of effort types of contracts, revenues are recorded as the costs are incurred. Costs related to cetain contracts, including applicable indirect costs (for the year after 1995), are subject to audit by the U.S. Government. Revenues from such contracts have been recorded at amounts expected to be realized upon final settlement. Deferred contract revenue represents the amounts billed on certain contracts in excess of costs and fees incurred to date.

Income Taxes

The Company accounts for income taxes using the liability method as set forth in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The deferred tax provision represents the change in deferred tax asset/liability balance.

Cash and Cash Equivalents

The Company considers all cash investments with original maturies of three months or less to be cash equivalents.

Unbilled Expenditures and Fees on Contracts in Process

Unbilled expenditures and fees on contracts in process consist of costs and estimated earnings in excess of billings on uncompleted government contracts and are comprised principally of amounts, including retainage, for which billings could not be presented under the terms of the contracts at the balance sheet dates. Unbilled expenditures and fees on contracts in process with the U.S. Government at December 31, 1997 were $29,437,000 compared to $22,690,000 at December 28, 1996, and $16,383,000 at December 30, 1995.

The approximate number of U.S. Government contracts has varied between 100 and 150 during the past five years, with 115 contracts open at December 31, 1997. Receivables under the U.S. Government contacts at December 31, 1997 were $8,808,000 compared to $14,363,000 at December 28, 1996 and $12,551,000 at December 30, 1995.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.

(in thousands of dollars)               1997          1996        1995

Work in process                     $  1,364      $  1,411     $   686
Raw materials and subassemblies        2,013         1,800       1,926
Total                               $  3,377      $  3,211      $2,612


Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over the estimated useful lives using principally the straight-line method for plant and equipment. Leasehold improvements are amortized over the remaining term of the lease of the life of the related asset, whichever is shorter.

Fair Value of Financial Instruments

The Company's financial instruments consist mainly of cash and equivalents, accounts receivable and accounts payable. The carrying amounts of the Company's cash and equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these instruments.

Use of Estimates

The preparation of financial statements in conformity with the generally accepted accounting principles requires management to make estimated and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

Effective January 1, 1996, the Company adopted the provision of SFAS No. 123, "Accounting for Stock-Based Compensation," (See Note 5). The Company has elected to continue to account for stock options at intrinsic value with disclosure of the effects of fair value accounting on net income and earnings per share on a pro forma basis.

Net Income Per Common Share

SFAS No. 128, "Earnings per Share," requires the computation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is determined by giving effect to the excercise of stock options using the treasury stock method.


(in thousands of dollars,
 except per share data)

Year Ended December                     1997         1996          1995

Net Income                          $  4,129     $  1,729      $    559
Weighted-average shares*               6,275        6,243         6,163
Dilutive effect of options*              231          224            98
Adjusted weighted-average shares       6,506        6,467         6,261
Basic earnings per share*           $    .66     $    .28      $    .09
Diluted earnings per share*         $    .64     $    .27      $    .09

SFAS No. 128 was adopted in 1997. As a result, reported primary earnings per share for 1996 and 1995 were restated and there was no effect on fully diluted earnings per share. The effect of this accounting change on previously reported earnings per share was as follows:


Years Ended December                                 1996          1995

Primary earnings per share,
 as previously reported*                          $   .27      $    .09
Effect of SFAS No. 128                                .01           .00
Basic earnings per share, as restated*            $   .28      $    .09

*Restated for the April 1997 10% stock dividend.

Accounting Pronouncements

The Financial Accounting Standards Board issued two new statements in June 1997. SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income and it components. SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standard for the way that public business enterprises report information and operating segments in annual financial statements and requires reporting of selected information in interim financial reports. Both statements are effective for fiscal years beginning after December 15, 1997. The required disclosuresfor SFAS No. 130 will be included in the Company's quarterly report on Form 10-Q for the first quarter of 1998. The required disclosures for SFAS No. 131 will be included in the Company's 1998 annual report on Form 10-K.


2.  Income Taxes

The components of the provisions for federal and state income taxes are as follows:


(in thousands of dollars)
                                          1997          1996          1995


Currently payable (refundable)

Federal                               $   (747)     $   (513)     $    447
State                                        -          (101)          160
Total                                     (747)         (614)          607

Deferred

Federal                                  2,387         1,253          (260)
State                                      368           430           (59)
Total                                    2,755         1,683          (319)
Total provision                      $   2,008      $  1,069     $     288

The major items contributing to the difference between the statutory
U.S. federal income tax rate of 34% and the Company's effective tax rates are as follows:

(in thousands of dollars)
                                          1997          1996          1995

Provision at statutory rate          $   2,086      $    951     $     288
State income tax, net of
 federal tax benefit                       365           217            50
Tax Credit refund                         (747)            -             -
Other, net                                 304           (99)          (50)
Provision for income taxes           $   2,008      $  1,069     $     288


The tax credit refund resulted from a refund of income taxes relating to the Company's prior year research and development expenses. The tax effects of significant temporary difference that comprise the deferred tax assets and liabilities as of December 31, 1997 and December 28, 1996 are as follows:


(in thousands of dollars)                         1997            1996

Unbilled costs and fees and deferred
 contact revenue, net                       $  (11,074)     $   (8,730)
Accrued expenses                                 1,961           2,044
Receivable reserves                                 88             130
Inventory reserves                                  16             239
Other                                               10             226
Current deferred tax liabilities, net           (8,999)         (6,091)
Accelerated tax depreciation                         4            (285)
State net operating loss carryforwards             213               -
Other                                             (292)           (569)
Non-current deferred tax liabilities               (75)           (854)
Total defferd tax liabilities, net              (9,074)         (6,945)

Total deferred tax assets and total deferred tax liabilities were $4,939,000 and $14,013,000 respectively at December 31, 1997 compared with $2,639,000 and $9,584,000, respectively at December 28, 1996.

3.  Employee Benefit Programs

The company has a noncontributory defined benefit pension plan covering substantially all of its employees. Pension plan benefits are generally based on years of service and compensation during the final years of employment. The Company's funding policy is to contribute at least the minimum amount required by the Employee Retirement Income Security Act of 1974 or additional amounts to assure that plan assets will be adequate to provide retirement benefits. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Net pension cost for 1997, 1996 and 1995 included the following components:

(in thousands of dollars)                 1997         1996          1995

Service cost - benefits earned
 during the period                   $   1,555    $   1,380     $    1,042
Interest cost on projected
 benefit obligation                      2,235        2,031          1,822
Actual return on plan assets            (3,485)      (1,599)        (3,074)
Net amortization and deferred items      1,436         (255)         2,195
Net periodic pension costs           $   1,741    $   1,587     $    1,355

The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31, 1997, December 28, 1996 and December 30, 1995:

Actuarial present value of benefit obligations

(in thousands of dollars)                 1997         1996           1995

Vested                               $  29,389    $  26,459      $  23,845
Nonvested                                  837          639            560
Accumulated benefit obligation          30,226       27,098         24,405
Effect of projected future
 salary increases                        5,467        3,734          3,608
Projected benefit obligation for
 service rendered to date               35,693       30,832         28,013
Plan assets at fair market value        30,256       25,609         23,104
Projected benefit obligation in
 excess of plan assets                  (5,437)      (5,223)        (4,909)
Unrecognized net loss (gain) from
 past experience different from that
 assumed and effect of changes in
 assumptions                             1,377          727            196
Prior service cost not yet recognized
 in periodic pension cost                1,699        1,919          2,139
Unrecognized net obligation at January
 1, 1987 being recognized over 15 years    140          175            211
Net pension liability recognized in the
 Consolidated Balance Sheets at
 December 31, 1997, December 28, 1996
 and December 30, 1995               $  (2,221)   $  (2,402)     $  (2,363)



The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7.0% and 4.0% in 1997 and 7.25% and 3.5% in 1996 and 1995. The expected long-term rate of return on assets was 9% in 1997, 1996 and 1995.

The Company has established a Supplemental Executive Retirement Plan ("SERP") for a certain key employee providing for annual benefits commencing on the sixth anniversary of the Executive's retirement. The cost of these benefits is being charged to expense and accrued using a projected unit credit method. The charge to expense for the year ended December 31, 1997 was $203,000.

The Company also maintains a cash or deferred savings plan (401(k) plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The Company contributes to the plan an amount equal to 25% of the first 6% of an employee's elective deferrals. The Company contributed $719,000 to the plan for 1997, $634,000 for 1996 and $578,000 for 1995. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The Company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any non-vested portion if termination occurs within the first five years of employment.


4.  Lines of Credit and Long-Term Debt


Long-term debt consists of the following:
(in thousands of dollars)                          1997           1996

Long-term credit facility                     $  10,000        $     -
Mortgage note payable                                 -          1,500
Other                                                 -              1
Less - current portion                                -         (1,201)
                                              $  10,000            300

The Company entered into a long-term credit agreement with a syndicate of banks and financial institutions that provide unsecured loans in the aggregate principal amount of up to $45 million. The credit facility consists of a revolving loan of up to $30 million for working capital purposes and up to $15 million for acquisitions. The credit agreement provides for interest at the prime rate or LIBOR plus .50% (at the Company's option) and a fee of .20% of any unused portion of the line. The agreement expires October, 2000 and is renewable annually. The agreement stipulates that the Company maintains minimum levels of tangible net worth and specified fixed coverage ratios. The $15 million acquisition line converts to a three-year term loan in October, 1999, with quarterly principal and interest payments. This long-term credit facility replaced the Company's short-term lines of credit.

The Mortgage note payable to a bank, with interest at LIBOR plus 1%, adjusted quarterly, due in quarterly payments of $300,000 plus interest through February 1998, secured by cerain land and buildings, was paid in full in May 1997.

The Company had unsecured lines of credit at December 28, 1996, with various banks that provided for maximum borrowings fo $19,000,000, of which $10,600,000 was utilized. Borrowings under these lines of credit were payable upon demand with interest at the prevailing prime interest rate or at
a lower rate quoted by the respective banks.   The Company's average interest
rate on outstanding borrowings at December 28, 1996 was 6.3%.


5.  Stock Option Plans

The Company has stock option plans which are administered by the Compensation Committee of the Board of Directors who determine which employees receive options and the number and option price of shares covered by each such option.

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

The Company's 1995 Stock Option Plan for Non-Employee Directors provides for each outside director to receive options to purchase 5,000 shares of Common Stock at the first annual meeting at which such director is elected, and options to purchase 1,000 shares of Common Stock at each annual meeting thereafter so long as he or she remains an eligible director. Such directors cannot be an employee of the Company or one of its subsidiaries or a holder of five percent or more of the Company's
Common Stock. The excercise price of such options will be the fair market value of the Common Stock on the date of grant. Each option is non-transferable except upon death, expires 10 years after the date of grant and becomes exercisable in three equal installments on the first, second and third anniversary of the date of grant. A total of 110,000 shares has been reserved for issuance of which 78,200 shares remained available for grant at December 31, 1997.

Transaction involving the plans are summarizes as follows:*

                   1997                   1996                   1995
                        Weighted               Weighted               Weighted
            Number      Average     Number     Average    Number      Average
            of shares   Price       of shares  Price      of shares   Price

Outstanding   622,368    $ 5.43      549,457    $ 4.72     396,981     $ 4.24
 at beginning
 of year
Granted        59,350      9.05      152,900      7.25     204,600       5.25
Exercised    (109,082)     4.97      (77,976)     3.87     (52,124)      3.14
Cancelled           -         -       (2,013)     5.27           -          -
Outstanding
 at end
 of year      572,636    $ 5.91      622,368    $ 5.43     549,457       4.72

Exercisable
 at end of
 year         346,453                334,168               332,761

*Restated for the April 1997 10% stock dividend.

At December 31, 1997, under the 1993 Plan, 1,000,000 shares have been reserved, of which 590,750 shares were available for future grants.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in 1996 and 1997 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The assumptions in the Black-Scholes calculation was that the risk free interest rate was 6%, the expected life of the option was 9.2 years, the volatility of the Company's stock was 69.7% and there was no expected dividend yield.

Options to purchase 59,350 shares were granted in 1997 with a weighted average fair value of $7.1 and options to purchase 152,900 shares were granted in 1996 with a weighted average fair value of $5.65. Options to purchase 204,600 shares were granted in 1995 with a weighted average fair value of $4.16.

The Company accounts for the Stock Option Plan under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                    1997          1996           1995
Net Income
 As reported                     4,129,000     1,729,000        559,000
 Pro forma                       3,474,000     1,311,000        419,000
Earnings per share - basic
 As reported                           .66           .28            .09
 Pro forma                             .55           .21            .07
Earnings per share - diluted
 As reported                           .64           .27            .09
Pro forma                              .52           .20            .07

Because the SFAS No.123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.


6.  Commitments and Contingencies

The Company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 2003, with various options to renew through 2005. It is expected that in the normal course of business, leases that expire will be renewed or relaced. Rent expense under these leases (exclusive of real estate taxes, insurance and other expenses payable under the terms of the leases) was approximately $2,524,000 in 1997, $2,130,000 in 1996, and $1,636,000 in 1995. The
aggregate minimum lease commitment for the Company's facilities on December 31, 1997 was $7,645,000, payable as follows: $2,922,000 in 1998, $2,225,000 in 1999, $1,585,000 in 2000, $503,000 in 2001, $355,000 in 2002 and $55,000
in 2003.


7.  Preferred Stock Purchase Rights

On July 14, 1988, and as amended on September 6, 1989, the Company declared a dividend distribution of one preferred stock purchase right (Right) for every outstanding share of common stock. The Rights have attached to all outstanding shares of common stock, and no separate Rights certificates will be issued. The Rights will become exercisable upon the earlier to occur of
(i) the date which is the tenth business day following a public announcement that a person of group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) the tenth business day following the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 30% or more of the outstanding common stock.

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


8.  Acquisition

On January 23, 1996 the Company acquired the Massachusetts-based operations of Support Systems Associates, Inc. (SSAI), a private company headquartered in Hauppauge, New York. The Company paid $2,000,000 in cash for the acquired business, which had revenue of approximately $5,900,000 in 1995.
The acquired assets included a prime contract to provide services to the U.S. Air Force. In January 1997, the Company paid an additional $125,000 to the seller based upon the achievement of certain thresholds as provided for in the acquisition agreement. A final additional payment of $125,000 was made in November 1997. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired is being amortized over 30 months.


9.  Business Segments

The Company provides computer systems services, other engineering and management support services and manufactures position and motion sensors and other precision components. The Systems and services segment provides specialized technical services to the Department of Defense and other customers and produced approximately 83%, 77% and 78% of total Company revenues in 1997, 1996 and 1995, respectively. These services include the development and operation of computer-based management information systems where sophisticated software programs are applied to collect, analyze, store and retrieve information regarding the location, design, configuration, maintenance status and performance test history of the individual components parts of major weapons systems. This segment also includes contracts to provide network infrastructure for State Human Services systems as well as software system implementation services. The Precision products segment produces encoders, which are used to measure rotary or linear movement, and precision-patterned glass and electroformed metal products. The Precision products segment's primary market is located in the United States. In 1997, sales to two commercial customers represented 6% of the total Company sales. These customers operate in the automotive and computer-peripheral industries.

Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets. General corporate assets consist primarily of cash and the Company's Andover, Massachusetts corporate headquarters.

Summarized financial information by business segment for 1997, 1996 and 1995 are as follows:


(in thousands of dollars)                 1997           1996          1995


Revenue:

Systems and services                 $ 131,779      $ 100,878     $  80,756
Precision products                      27,598         29,285        23,185
Total revenue                        $ 159,377      $ 130,163     $ 103,941

Operating income:

Systems and services                 $   3,767      $  (2,263)    $  (1,907)
Precision products                       2,478          5,608         2,925
Total operating income               $   6,245      $   3,345     $   1,018

Total Assets
Systems and service                  $  52,285      $  44,292     $   34,953
Precision products                      14,637         15,556          9,584
Corporate                               11,937         11,254          9,406
Total assets                         $  78,859      $  71,102     $   53,946

Depreciation and amortization:

Systems and services                 $   2,963      $   2,848     $    2,663
Precision products                       1,840          1,640            879
Corporate                                  573            439            460
Total depreciation and amortization  $   5,376      $   4,927     $    4,002

Capital expenditures:

Systems and services                 $   3,244      $   2,583     $    1,753
Precision products                       1,065          5,999          2,494
Corporate                                  795            684            194
Total capital expenditures           $   5,104      $   9,266     $    4,441





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


Albert Rand                                   Douglas R. Potter
President, Chief Executive Officer            Vice President of Finance,
                                              Chief Financial Officer


To Dynamics Research Corporation:

We have audited the accompanying consolidated balance sheets of Dynamics Research Corporation (a Massachusetts corporation) and subsidiaries as of December 31, 1997, December 28, 1996 and December 30, 1995, and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamics Research Corporation and subsidiaries as of December 31, 1997, December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Boston, Massachusetts,                                Arthur Andersen LLP
February 20, 1998





Directors and Officers


Directors

Dr. Francis J. Aguilar*
 Professor of Business Administration, Emeritus
 Harvard University, Graduate School
 of Business Administration

John S. Anderegg, Jr.
 Chairman, Dynamics Research Corporation

Martin V. Joyce, Jr.*
 Vice President, A.T. Kearney, Inc.

Kenneth F. Kames
 Vice President, New Business Development, The Gilette Company

General James P. Mullins*
 USAF retired

Albert Rand
 President and Chief Executive Officer, Dynamics Research Corporation

*Member of the Audit Committee
 Member of the Compensation Committees

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

Chester Ju
 Vice President, Encoder Division and Metrigraphics Division

John M. Nauseef
 Vice President, Dayton Operations,
 Systems Division

Douglas R. Potter
 Vice President of Finance and
 Chief Financial Officer

Richard P. Rappaport
 Vice President, Test Equipment Division

John L. Wilkinson
 Vice President, Human Resources, Clerk

David C. Proctor
Treasurer, Assistant Clerk

CORPORATE HEADQUARTERS

60 Frontage Road
Andover, Massachusetts  01810-5498
Telephone:     (978) 475-9090
Fax:           (978) 475-8205
Internet:      www.drc.com

AUDITORS
Arthur Andersen LLP
225 Franklin Street, Boston, Massachusetts 02110

LEGAL COUNSEL
Ropes & Gray
One International Place, Boston, Massachusetts 02110

TRANSFER AGENT
American Stock Transfer & Trust Company, 46th floor
40 Wall Street, New York, New York  10005
Telephone:     (800) 937-5449

STOCK PRICES

Bid price by quarter                      1997               1996
                                       High     Low       High     Low
First quarter                        $10.13   $8.25      $7.73   $5.23
Second quarter                         9.38    7.75       8.18    5.68
Third quarter                         11.50    8.13       9.21    6.82
Fourth quarter                        14.25    9.75      10.00    7.85

*Restated for the April 1997 10% stock dividend.

The bid and asked prices of the Company's common stock on February 24, 1998 were $11.88 and $12.13, respectively. Prices shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions. Source: Monthly Statistical Report of the National Association of Securities Dealers, Inc. - NASDAQ.

COMMON STOCK

The Company's stock is traded on the NASDAQ National Market System, Symbol:
DRCO; and listed in newspapers as DynamR., DynRsh. or DynRsearch.

NUMBER OF SHAREHOLDERS
The approximate number of shareholders of record at February 24, 1998 was
960. As of February 24, 1998 there were 6,291,372 common shares outstanding.

FORM 10-K
A copy of DRC's Form 10-K, which is filed annually with the Securities and Exchange Commission, will be sent without charge to any shareholder requesting it in writing to the Treasurer's office, Dynamics Research Corporation, 60 Frontage Road, Andover, Massachusetts 01810-5498.

ANNUAL MEETING

The 1998 Annual Meeting of Shareholders will be held at 3:30 PM on April 28, 1998 at the State Street Bank and Trust Building, 33rd floor, 225 Franklin Street, Boston, Massachusetts 02110.OTHER DRC OFFICE LOCATIONS

Alabama
     2361 Fairlane Drive, Montgomery
     Meadow Green Center, Madison

California
     61 Columbia, Aliso Viejo
     4811 Chippendale Drive, Sacramento

Colorado
     1250 Academy Park Loop, Colorado Springs
     900 East Louisiana Ave., Denver
     1700 Lincoln Street, Denver

Florida
     11800 Research Parkway, Orlando

Georgia
     605 Richard Russell Parkway, Warner Robins

Illinois
     1 Colony Square, O'Fallon

Maryland
     45370 Alton Lane, California

Massachusetts
     93 Border Street, West Newton
     50-60 Concord Street, Wilmington
     209 Burlington Road, Bedford
     293 Boston Post Road, Marlborough
     500 Research Drive, Wilmington

Missouri
     Northwest Plaza Office Tower, St. Ann

New Hampshire
     49 Donovan Street, Concord

New Mexico
     10010 Indian School Road N.E., Albuquerque

Ohio
     230 Northland Boulevard, Cincinnati
     2900 Presidential Drive, Fairborn
     50 West Broad Street, Columbus
     460-70 Starr Avenue, Columbus

Oklahoma
     3000 Tower Drive, Del City

Oregon
     19545 NW Von Neuman Drive, Beaverton

Texas
     8000 IH-10 West, San Antonio

Virginia
     2550 Huntington Ave., Alexandria
     1755 Jefferson Davis Highway, Arlington
     1919 Commerce Drive, Hampton
     612 Nevan Road, Virginia Beach