Form 10-K, Exhibit 13
period 1998-12-31
DYNAMICS RESEARCH CORP
filed 1999-03-31
CIK 30822

Dynamics Research Corporation
1998 Annual Report


Dynamics Research Corporation provides information technology services for government and private-sector clients. The Company develops and operates complex computer systems and communications networks, and provides engineering and management consulting services. It also designs and manufactures high-precision components for industrial measurement and control. Dynamics Research Corporation is traded on the Nasdaq National Market under the symbol DRCO.



Financial Highlights**
                                             1998         1997         1996
(In thousands of dollars, except per
 share and employee data)

Revenue                                   $ 182,344    $ 156,733    $ 129,997
Income from continuing operations               491        5,177        2,311
Net (loss) income                            (5,971)       4,129        1,729
Income from continuing operations
  per share - basic*                            .07          .69          .31
Income from continuing operations
  per share - diluted*                          .06          .66          .30
Net (loss) income per share - basic*           (.80)         .55          .23
Net (loss) income per share - diluted*         (.77)         .53          .22
Backlog                                     105,427      110,001       73,200
Number of employees                           1,557        1,455        1,349
Number of shares outstanding*             7,369,190    7,546,646    7,515,630

*    Restated for the May 1998 20% stock dividend.
** As discussed further in Management's Discussion and Analysis, in the fourth quarter of 1998, the Company decided to discontinue operations of its Telecommunications business. Accordingly, the results of operations of this segment have been excluded from revenue, operating income and income from continuing operations in this schedule.


To Our Shareholders

While we recorded a 16 percent increase in revenues and achieved healthy growth in most business areas during 1998, it was a challenging year for Dynamics Research Corporation (DRC). Investments in certain new businesses created a drain on operations, leading to an interruption in the growth in net income achieved over the past four years. We have moved expeditiously to eliminate unprofitable business initiatives and are fully focused on resuming our track record of earnings growth in 1999.

Financial Results

Revenues from continuing operations for the year ended December 31, 1998 increased to $182,344,000 from $156,733,000 in 1997. Income from continuing operations was $491,000, or $.06 per diluted share, versus $5,177,000, or $.66 per diluted share, last year.

At the end of 1998, we decided to exit the telecommunications business. As a result, we incurred an after-tax charge of $2,572,000 to provide for the estimated loss on the disposal of this business area during 1999. Results for 1997 and 1996 have been restated to reflect continuing operations. Included in 1997 results is a one-time net income benefit of $1,000,000, or $.16 per share, related to a research and development tax credit. Including results from discontinued operations, DRC recorded a net loss for 1998 of $5,971,000, or $.77 per diluted share.

Sales for the Systems and Test Equipment divisions totaled $154,336,000, representing 85 percent of revenues, while sales for the Precision Manufactured Products divisions equaled $28,008,000. One of DRC's long-stated objectives is to diversify its revenue base toward a 50/50 balance between defense and non-defense business. In 1998, non-defense projects accounted for approximately 41 percent of sales-up from 34 percent last year.

New Business Initiatives

One of DRC's strengths is its ability to successfully incubate new business initiatives. Outstanding examples include the extension of our logistics expertise into new Air Force programs, the rapid growth of information technology services for state government agencies, and high volume production contracts for our precision manufactured devices.

One of the more exciting technologies we have developed is a highly advanced object-oriented software development environment for Internet applications, known internally as VisualMagic.
Recognizing that we needed Internet commerce and marketing expertise to realize the full commercial potential of this powerful tool, at year-end we acquired an interest in Empresa, Inc.
(formerly Electronic Press Services Group, Inc.) and transferred our VisualMagic development staff to the company.

Based in Cambridge, Massachusetts, Empresa is a privately held developer of electronic storefronts and the infrastructure behind Internet transactions for the financial services and publishing industries. We believe this is an excellent opportunity to participate in the growth of Internet commerce and look forward to reaping the benefits of this transaction in years to come.

DRC's ethic of enabling new ideas to come to the fore has produced outstanding results. It is inevitable, however, that some initiatives won't succeed, or will require a level of investment beyond our means. Recently, we announced plans to exit our telecommunications fraud control systems business. We arrived at this decision after encountering changes in the telecommunications marketplace that delayed near-term sales and increased the amount of capital required for taking full advantage of this market opportunity.

We will continue to support new concepts and technologies that have a significant potential for profitable growth, and move swiftly to attach ourselves to new markets and technologies where there are clear needs for our products and services. We are, however, instituting a more rigorous internal screening system for scrutinizing and qualifying the payback potential of future growth initiatives.

1998 Growth Drivers

State Health & Human Services

Providing information technology services for state government agencies was one of our primary sources of growth in 1998. We doubled sales in this area during the year, winning and fulfilling major contracts for Colorado's child protection and juvenile justice agencies and for a variety of agencies in Ohio. We expect to record significant revenues from Colorado and Ohio in 1999 as well. In addition to expanding programs within the states we currently serve, we are focused on establishing relationships with other states. Recently, we won a $1,400,000 contract to support Arkansas' child welfare information system, and are bidding on projects in additional states.

Defense Capabilities

Our defense business increased 4 percent in 1998, due to the expansion of our field offices. One of our most important wins this year was an omnibus contract with the U.S. Air Force Aeronautical Systems Center at the Wright-Patterson base in Dayton. During the year we booked $8,000,000 in new orders under this contract. This program is similar to the work we have performed for the Air Force Electronics System Center, and is a significant example of our ability to expand relationships with existing customers.

Similar to our growing business with the U.S. Air Force Air Logistics Centers, we are increasing engineering and logistics support for the U.S. Army Aviation and Missile Command. Conducted primarily out of our Huntsville office, much of our work for the Army involves providing engineering and logistics support for the Black Hawk and Comanche helicopters, as well as sophisticated electronics and communications systems.

Our Test Equipment Division was awarded a $1,000,000 contract from Lockheed Martin for tactical communications processing software for a system they are developing for the Australian Defense Forces. This contract is a validation of the international market for our workstation for testing devices that receive and synthesize tactical data and positioning information from diverse military sources. The systems and test work we perform for the Navy on navigation systems for Trident missiles remains a major program at DRC.

Commercial Sector Systems & Support Opportunities

Building business in the systems and services area for commercial customers has been a long-stated goal, and DRC continues to make inroads into this sector. Work for commercial clients includes year 2000 computer system date change test and validation programs for a division of the General Electric Company and a New England bank, as well as re-engineering work for the manufacturing operations of a commercial aircraft equipment company. We have proposals out on several similar projects and hope to make good progress on expanding our systems business in the commercial arena in 1999.

Precision Manufactured Products

Results for the Precision Manufactured Products divisions were impacted by the Asian financial crisis and a related downturn in customer spending on encoder sensor devices for semiconductor and other capital equipment. However, we are teaming with product development engineers at prospective customer organizations in the automotive, medical, high technology and telecommunications sectors to create new applications for our encoder and precision electroformed devices. We expect to go into mass production with several of these devices over the next two years.

Acquisition Opportunities

Much of our growth over the past five years has been generated internally. We are also seeking to expand through acquisitions of profitable organizations. Criteria for potential acquisition targets are that they should offer DRC entree into a new market, specific expertise or key people that complement or extend our existing business.

1999 Objectives and Outlook

Our primary objective for 1999 is to resume the earnings growth trend of the previous four years. We will accomplish this by continuing the expansion of our systems and support services into U.S. defense agencies, state health and human services divisions and the commercial sector. We are looking to increase Metrigraphics and Encoder divisions' sales with new high volume products.

The defense budget has a $12 billion proposed increase in military spending for the next fiscal year and $110 billion over six years, initiatives that may well contribute to the growth of our defense business. Regardless of the outcome of these proposals, there will always be a mandate for our armed forces to control costs and operate more efficiently. DRC has key capabilities for enabling the military to maintain and manage its resources at lower costs, and we provide an invaluable repository of knowledge of the evolution and operations of large, sophisticated systems.

As always, we have been buoyed along this year by the initiative, dedication and creativity of our employees. We thank them, and our shareholders, for their support.

Sincerely,

Albert Rand
President and
Chief Executive Officer

John S. Anderegg, Jr.
Chairman


Transferring Core Competencies into New Markets

Doing superlative work and winning new contracts from existing customers is a fundamental aspect of top-line growth at Dynamics Research Corporation (DRC). But aggressive growth targets call for identifying and branching out into new markets and establishing relationships with new customers.

A hallmark of DRC's success has been its ability to transfer core ompetencies-disciplines in which it has proven expertise and a strong record of success-into entirely new markets or types of customers. Core competencies at DRC include providing information technology, logistics, engineering, simulation and training services for government and commercial customers, and high-precision device manufacturing for a broad variety of applications.

This strategy of extending core competencies has enabled the Company to achieve an annual revenue growth rate of more than 20 percent over the past four years, and has resulted in greater diversification. In 1998, revenues derived from non-defense sources represented 41 percent of total revenues, versus 34 percent in 1997. In the pages that follow, we focus on only a few of the many ways DRC is extending its core competencies into new markets and new customers.


Extending Expertise into Army Aviation
Core Competency Case Study #1
Logistics and Support

DRC has longstanding expertise in providing logistics and engineering services to support the maintenance and combat readiness of U.S. Air Force aircraft and Navy weapons systems. In 1996, DRC broke into a new market as a prime contractor on a five-year, $33 million contract under a U.S. Army program known as Programmatic and Technical Support (PATS). Conducted primarily out of Huntsville and Daleville, Alabama, and St. Louis, Missouri offices, DRC's work focuses on sustaining the readiness of helicopters and fixed-wing aircraft for the U.S. Army Aviation & Missile Command headquartered at nearby Redstone Arsenal.

One of the main systems the Company supports is the UH-60
Black Hawk Helicopter, as well as Comanche and Apache Attack helicopters. DRC engineers and managers, half of whom are former Army helicopter pilots, assess readiness issues, conduct operating cost analyses and risk assessments, and provide acquisition support. In addition, they analyze design flaws, forecast parts availability and determine ways to integrate variant aircraft into the fleet to minimize repair and maintenance costs. Because of their experience as pilots, DRC engineers are well versed in how equipment additions or modifications may affect performance and flight characteristics.

DRC also supports the Army Airborne Command and Control
System, a suite of highly sophisticated electronics and communications gear installed on some Black Hawks, as well as the Tactical Airspace Integration System that helps field commanders manage a highly complex battlefield environment. Revenue under the PATS contract was approximately $8.5 million in 1998, up from $6.5 million in 1997. Recently, DRC won an additional subcontract to provide logistics and engineering support for the Army Tank, Automotive and Armaments Command (TACOM) in Warren, Michigan.


Broadening Health and Human Service Markets
Core Competency Case Study #2
Information Technology

DRC first targeted the burgeoning market for non-defense government information technology (IT) services in 1995. Since then, propelled by federal legislation that mandates computerized tracking and management capabilities at state health and human service agencies, DRC's IT business for state governments has grown from $4.5 million in revenues in 1996 to more than $40 million in 1998. One of DRC's primary growth strategies is expanding its market penetration both vertically and horizontally within current customer agencies, into other agencies and departments, as well as into new states.

DRC's work for the State of Ohio is an excellent case in point. Starting initially with a contract to provide computer hardware and networks for Ohio's Support Enhancement Tracking System, a program that keeps tabs on "deadbeat parents," DRC has expanded its work into a variety of departments. These include Ohio Works First, a training program for Welfare recipients, the Human Resources Management System, which tracks payroll for all state employees, and the Division of Acquisition Services. DRC has also introduced its logistics and supply chain management capabilities into the State government, by providing warehouse and inventory management for the Division of Health and Human Services' computer equipment and peripherals.

Colorado's Department of Human Services represented a major portion of DRC's state IT work in 1998. Last June, the Company won a contract to assist the State of Arkansas with enhancement of its child welfare information system. Proposals are on the table for other major contracts with Colorado and Ohio, as well as additional states.


Providing Improved Decision Analysis Tools
Core Competency Case Study #3
Simulation and Modeling

Warfare in the Information Age demands that leaders make crucial, high-risk decisions consistently and rapidly. An important new training tool being developed for the U.S. Army is the Warfighters' Simulation 2000, also known as WARSIM 2000. This simulation system will support the training of commanders and staff from battalion through theater-level.

WARSIM 2000 will provide land warfare information for a joint services initiative intended to create a common, seamless training environment. The system will create a wide variety of battlefield scenarios across the spectrum of operations.

Working as a subcontractor to Lockheed Martin, DRC subject matter experts, engineers and managers comprise more than 17 percent of WARSIM 2000 development staff, providing leadership and expertise in crucial areas.These include software and human factors engineering, database development for equipment and knowledge acquisition, as well as manpower staffing reduction analysis.

In addition to its work on WARSIM, DRC is carving out a niche for itself in developing computer simulation models for re-engineering plant layout for large aircraft equipment repair shops for both military and commercial operations. DRC's work in this area began by designing computer models that analyze and improve the workflow for landing gear repair shops. The Company is currently re-engineering a plant layout for an equipment manufacturer of commercial and military aircraft, and has proposals for similar projects before several other commercial aircraft repair facilities.


Developing New Applications
Core Competency Case Study #4
Precision Products

When Motorola-backed Iridium LLC launched the world's first satellite-based global wireless telephone and messaging system, it tapped DRC's Encoder Division to develop devices that help control antenna position for satellite-to-satellite and satellite-to-ground station communications. Collaborating closely with Iridium engineers, DRC custom designed and assembled devices that precisely calibrate and control antenna motion. Today, each of Iridium's 66 low-orbiting satellites carries 15 DRC encoders. The satellite development community looks to suppliers with proven expertise, and there are many potential applications for encoder devices. DRC is now working on several new satellite antenna-positioning applications for its encoder products.

DRC's Encoder Division produces customized electro-mechanical devices that measure position in a wide range of high technology capital equipment requiring high-precision motion control. Today, DRC encoders are used in a variety of applications from semiconductor manufacturing equipment to automotive diesel fuel injection pumps.

This tradition of developing devices in collaboration with customer teams carries over to DRC's Metrigraphics Division, which designs and manufactures high-precision miniature components. Metrigraphics' products are created through a process known as electroforming, whereby a thin, flexible metal film is deposited on glass, metal or other substrates. These devices are incorporated in electronic circuitry for heart catheters and ink deposition nozzles for consumer and commercial grade ink-jet printers. Currently, a variety of new applications are under development, including flexible miniature circuits for medical uses, advanced semiconductor devices and high-density disk drive components for personal computers.


Supporting the Air Force Materiel Command
Core Competency Case Study #5
Technical and Engineering Services

Last spring, DRC won its third major contract with the U.S. Air Force Materiel Command, whose mission is to develop, deliver and maintain all Air Force systems and equipment. Under this latest contract, DRC is providing technical, engineering and administrative support for the Aeronautical Systems Center at Wright-Patterson Air Force Base in Dayton, Ohio.

One of the factors contributing to DRC winning the contract was the work it performs for the Electronic Systems Center at Hanscom Air Force Base in Massachusetts and for the Air Logistics Centers' five U.S. maintenance depots. Under these earlier contracts, DRC supervises the acquisition of advanced radar, communications and computer equipment, and the logistics for locating and moving repair parts to and among the five depots.

The Aeronautical Systems Center is responsible for research, development, test, evaluation and initial acquisition of aeronautical systems and related equipment for the Air Force. Its major active programs are the B-2 and B-1B bombers, C-17 airlifter, F-15, F-16 and F-22 fighters, training systems, aircraft engines, special operations forces and litigation support.

Two of the programs DRC supports at Wright-Patterson are the Joint Airborne Signal Intelligence (SIGINT) and Reconnaissance Mission Area Group. DRC's team provides systems engineering, security management, test and evaluation, acquisition management, configuration and data management, and administrative support for these programs. Projects include providing hardware and software support for SIGINT computer platforms, communications acquisition support for encrypted data transfer, and the development of electro-optical multi-spectral imagery road maps.



Five Year Summary of Selected Financial Data**

                        1998       1997        1996        1995        1994
(in thousands of dollars,
 except per share, share
 and employee data)

Revenue              $ 182,344  $ 156,733  $  129,997  $  103,941  $  102,964
Operating income         2,459      7,807       4,283       1,018         632
Income from
 continuing operations     491      5,177       2,311       1,018         632
Net (loss) income       (5,971)     4,129       1,729         559         224
Income from continuing
 operations per common
 share - basic*            .07        .69         .31         .08         .03
Income from continuing
 operations per common
 share - diluted*          .06        .66         .30         .07         .03
Net (loss) income per
 common share - basic*    (.80)       .55         .23         .08         .03
Net (loss) income per
 common share - diluted*  (.77)       .53         .22         .07         .03

Total assets            88,067     77,629      70,950      53,946      53,977
Long-term debt
 (excluding current
  portion)              26,800     10,000         300       1,500       2,717
Shareholders'
 investment             31,246     39,147      35,239      33,206      32,713
Shareholders'
 investment per share*    4.24       5.19        4.69        4.47        4.40
Return on shareholders'
 investment(%)           (19.1)      10.6         4.9         1.7          .7

Backlog                105,427    110,001      73,200      61,284      43,679
Cash flow from
 operations           (11,406)      7,980       1,035       7,499       5,721
Research and
 development expense    2,739       1,249       2,189       1,611         224
Capital expenditures    3,171       5,104       9,266       4,441       2,444

Number of shares
 outstanding at end
 of year*           7,369,190   7,546,646   7,515,630   7,422,059   7,433,512
Number of employees     1,557       1,455       1,349       1,249       1,130



Quarterly Data**


                           1st Qtr      2nd Qtr      3rd Qtr        4th Qtr***
(in thousands of dollars,
 except per share data)
 unaudited

1998

Revenue                   $  41,988     $  48,317     $  44,379    $  47,660
Operating income (loss)       2,408         2,056         1,419       (3,424)
Income (loss) from
 continuing operations        1,203           955           579       (2,246)
Net income (loss)               637          (344)         (505)      (5,759)
Income (loss) from
 continuing operations
 per common share - basic*      .16           .13           .08         (.30)
Income (loss) from continuing
 operations per common
 share - diluted*               .15           .12           .07         (.30)
Net income (loss) per common
 share - basic*                 .08          (.05)         (.07)        (.78)
Net income (loss) per common
 share - diluted*               .08          (.05)         (.07)        (.77)

1997

Revenue                   $  32,514     $  39,651     $  42,649    $  41,919
Operating income              1,144         2,061         1,938        2,664
Income from continuing
 operations                     548         1,088         2,138        1,403
Net income                      326           824         1,723        1,256
Income from continuing
 operations per common
 share - basic*                 .07           .14           .28          .19
Income from continuing
 operations per common
 share - diluted*               .07           .14           .27          .18
Net income per common
 share - basic*                 .04           .11           .23          .17
Net income per common
 share - diluted*               .04           .11           .22          .16

*        Restated for the May 1998 20% stock dividend.

** As discussed further in Management's Discussion and Analysis, in the fourth quarter of 1998, the Company decided to discontinue operations of its Telecommunications business. Accordingly, the results of operations of this segment have been excluded from revenue, operating income and income from continuing operations in these schedules.

*** Fourth quarter 1998 operating income includes $4.3 million of pre-tax charges. See Management's Discussion and Analysis of Financial Condition and Operating Results for further discussion.



Management's Discussion and Analysis

Results of Operations

This discussion and analysis should be read in conjunction with and is intended to supplement the information set forth in the Company's consolidated financial statements and related notes.

The following table sets forth, for the periods indicated,
the percentage which certain items in the Consolidated Statements of Operations bear to revenue:
                                          1998       1997        1996
Revenue:
Contract revenue                          84.6%      82.4%       77.5%
Product sales                             15.4       17.6        22.5
Total revenue                            100.0      100.0       100.0

Cost of contract revenue*                 91.1       88.7        90.8
Cost of goods*                            78.7       75.0        69.9
Total cost of sales                       89.2       86.3        86.1
Selling, engineering and
 administrative expenses                   9.4        8.7        10.6
Total operating costs                     98.6       95.0        96.7

Operating income                           1.4        5.0         3.3
Interest expense, net                      0.9        0.1         0.4
Income from continuing operations
 before provision for income taxes         0.5%       4.9%        2.9%

*These amounts represent a percentage of contract revenue and product sales, respectively.

The following comments should be read in conjunction with the foregoing table:

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

Total revenues from continuing operations increased 16.3% to $182,344,000 for the year ended December 31, 1998 compared with $156,733,000 for the year ended December 31, 1997. Contract revenue for the systems and service segment increased by 19.5% or $25,201,000 in 1998 over 1997. Growth in the systems and services segment was principally attributable to performance on two major state contracts as well as broad based growth in the Company's defense business. The Company is providing the State of Ohio's Department of Health and Human Services with statewide computer network infrastructure. DRC is providing similar infrastructure, as well as software implementation services to the State of Colorado's child protection and juvenile justice agencies. Much of the Company's revenue relates to the development and operation of computer-based management information and logistics support systems, as well as other information technology services.

Product sales increased 1.5% or $410,000 in 1998 as compared with 1997. In 1998, the Company achieved higher sales of electroformed components to several customers, including the Company's primary customer in the inkjet printer market, and increased sales to a customer in the automotive industry. This growth was substantially offset by reduced sales of encoders which were adversely affected by the Asian financial and economic crisis during 1998.

Cost of contract revenue as a percentage of contract revenue increased to 91.1% in 1998 from 88.7% in 1997. In the fourth quarter of 1998, after a thorough evaluation of program performance and negotiations with the customer, the Company recorded a charge of $2,600,000 that relates to an estimated overrun on a state contract. Also included in the fourth quarter is a charge of $1,700,000 to cover certain defense contract overruns and other expenses. These charges are all reflected in the systems and services segment.

Cost of goods as a percentage of product sales increased from 75.0% in 1997 to 78.7% in 1998. This increase is the result of an increase in per unit depreciation expense of certain equipment, costs related to the installation of new manufacturing software and reductions in encoder sales, offset somewhat by higher sales of electroformed components. During 1997, a large customer reduced its estimated purchases from DRC. As a result of the reduction in this estimate, beginning in the fourth quarter of 1997, management increased the per unit depreciation of equipment used to manufacture this product. The effect of this change was to increase depreciation expense $1,163,000 in 1998 and $219,000 in 1997.
Included in cost of goods is $887,000 and $979,000 in 1998 and 1997, respectively, related to effort on the Company's VisualMagic software development environment product.

At the end of 1998, the Company adopted a plan to sell the telecommunications fraud control business unit as the result of changes in the telecommunications marketplace that delayed near-term sales goals and increased the Company's estimate of the capital required to take advantage of this market. Accordingly, results from the telecommunications business are shown as discontinued operations and prior years have been restated to conform to this presentation. The total loss from discontinued operations includes operating losses incurred through the date on which the discontinuance plan was adopted, estimated future operating losses through September 1999, as well as other estimated costs associated with the disposal of the business. Estimated operating losses of $3,487,000 for the period subsequent to the adoption of the exit plan through the anticipated date of sale are included in the loss on disposal. The results of discontinued operations do not reflect any interest expense or any allocation of corporate management expense. Revenues of the telecommunications business were $2,775,000, $2,644,000 and $166,000 for the years ended December 31, 1998, 1997 and December 28, 1996, respectively. Net operating losses of the telecommunications business were $5,879,000, $1,562,000 and $938,000 for the years ended December
31, 1998, 1997 and December 28, 1996, respectively. These amounts are not included in sales or operating income as reported in the Consolidated Statements of Income.

Selling, engineering and administrative expenses increased by 26.3% or $3,580,000 in 1998 from 1997. This increase is the result of a number of factors. The increase in revenues generated overall growth in corporate, accounting and financial salaries, wages and expenses to support the resultant increase in transaction processing. During 1998, and to a lesser extent in 1997, the Company realized an increase in consulting expenses and temporary labor related to accounting system changes. During 1998, the systems and services segment expended a significant amount of effort on developing a new software product for sale to the U.S. Air Force and other defense contractors. Included in selling, engineering and administrative expenses is $972,000 and $1,029,000 in 1998 and 1997, respectively, related to the VisualMagic selling effort.

In the fourth quarter of 1998, the Company entered into an agreement with Empresa, Inc. (Empresa), formerly Electronic Press Services Group, Inc., to acquire an interest in Empresa in exchange for a perpetual license to VisualMagic, cash and the assets of the business. The terms of the agreement provide for the Company to make three cash investments: one at the closing December 23, 1998, the second in February 1999 and the last in May 1999.

Interest expense, net, increased to $1,612,000 in 1998 from $108,000 in 1997 as a result of the Company's higher average borrowing in 1998. Interest expense in 1997 benefited from an interest credit of $740,000 related to a refund of federal taxes. Substantial revenue growth and delays in billing certain state customers in 1998 were the principal factors requiring higher working capital that was funded with additional borrowing. Capital expenditures in 1998 of $3,171,000 consist mainly of spending on information technology equipment, office facilities and manufacturing equipment.

The provision for income taxes was 42.0% of income from continuing operations before taxes in 1998, compared to 32.8% in 1997. The Company's 1997 tax provision reflects a one-time benefit of $747,000 resulting from a refund of income taxes relating to prior years' research and development expenses.

The Company's backlog of unfilled orders at the end of 1998 decreased 4.2% to $105,427,000 compared to $110,001,000 at the end of 1997. The 1997 balance included a $28,300,000 state contract award with a 2 1/2 year period of performance. A portion of the Company's backlog is based on annual purchase contracts and the amount of the backlog as of any date can be affected by the timing of such order receipts and deliveries thereunder.

Year Ended December 31, 1997 Compared to Year Ended December 28,1996

Total revenues from continuing operations increased 20.6% to $156,733,000 for the year ended December 31, 1997 compared to $129,997,000 for the year ended December 28, 1996. Approximately 60% of the increase in the systems and services segment contract revenue is attributable to the major contracts with the states of Ohio and Colorado, discussed above. The remainder of the increase was broad-based with growth contributions from additional work received under the Company's long running core Navy program, technical and management services programs for the U.S. Army, Air Force and Navy and services for the U.S. Department of the Treasury.

Product sales decreased 5.8% to $27,598,000 for the year ended December 31, 1997 compared to $29,285,000 for the year ended December 28, 1996. The decrease is principally the result of decreased sales of electroformed components, partially offset by increased sales of custom encoders.

Cost of contract revenue as a percentage of contract revenue decreased to 88.7% in 1997 from 90.8% in 1996. In the fourth quarter of 1996, the Company incurred a pre-tax charge of $1,800,000 for unrecoverable costs associated with an Air Force contract.

Cost of goods as a percentage of product sales increased from 69.9% in 1996 to 75.0% in 1997. The decreased gross margin percentage is primarily the result of lower sales of electroformed components. Included in cost of goods is $979,000 and $2,095,000 in 1997 and 1996, respectively, related to effort on the Company's VisualMagic software development environment product.

Selling, engineering and administrative expenses as a percentage of revenues decreased from 10.6% in 1996 to 8.7% in 1997, reflecting a minimal decrease in overall expenditures while revenues grew 20.6%. Included in selling, engineering and administrative expenses is $1,029,000 and $0 in 1997 and 1996, respectively, related to the VisualMagic selling effort.

Interest expense, net, decreased 80.3% to $108,000 in 1997 from $547,000 in 1996. Included in 1997 net interest expense is interest income of $740,000 related to an income tax credit received during the year, partially offset by increased interest expense resulting from an increase in the Company's average borrowing level. Capital expenditures decreased to $5,104,000 in 1997 compared to $9,266,000 in 1996. Included in 1996 capital expenditures are approximately $4,900,000 to increase electroforming manufacturing capacity. In January 1996, the Company acquired the local operations of a defense services business for $2,000,000.

The Company's effective tax rate for 1997 was 32.8% compared to 38.2% for 1996. As discussed previously, the Company's 1997 tax provision reflects a one-time benefit of $747,000 resulting from a refund of income taxes related to prior years' research and development credits.

The Company's backlog at the end of 1997 was $110,001,000 compared with $73,200,000 at the end of 1996 reflecting the December 1997 award of a $28,300,000 contract with the State of Colorado.

Liquidity and Capital Resources

During 1998, the Company's primary source of liquidity has been its revolving credit facility. Working capital requirements, primarily related to the substantial increase in sales and delays in billing certain government customers, have been funded with additional borrowings under the Company's credit facility. Working capital increased to $39,223,000 at December 31, 1998 from $27,394,000 at
December 31, 1997. This increase was primarily attributable to increases in receivables. Debt increased $16,800,000 to $26,800,000 to support the increase in working capital. The Company spent $2,272,000 during 1998 for the purchase of treasury shares compared with $768,000 during 1997.

At December 31, 1998, $13,200,000 was available for working capital purposes under the Company's revolving credit facility.

The Company believes that its current assets, cash flow from operations and available bank lines of credit will be sufficient to support its normal operating and capital requirements for 1999. The Company did not have any significant capital commitments at December 31, 1998 outside the ordinary course of business.

Impact of Inflation and Changing Prices

Overall, inflation has not had a material impact on the Company's operations. In addition, the terms of Defense contracts, which accounted for approximately 59% of the Company's revenues in 1998, are generally for one year and include salary increase factors for future years, thus reducing the potential impact of inflation on the Company.

Year 2000 Disclosure

Many existing computer programs use only two digits, rather than four, to represent a year. Date-sensitive software or hardware written or developed in this fashion may not be able to distinguish between 1900 and 2000, and programs written in this manner that perform arithmetic operations, comparisons or sorting of date fields may yield incorrect results when processing a Year 2000 date. This Year 2000 problem could potentially cause system failures or miscalculations that could disrupt operations.


The Company's State of Readiness
The Company is in the process of identifying and remediating Year 2000 issues in four areas: (i) information technology ("IT") and financial systems, (ii) non-IT systems, (iii) third-party vendors and suppliers and (iv) systems it has implemented and maintains for various customers. The Company believes its IT and non-IT systems will be Year 2000 compliant by the end of 1999.

The Company has completed a review of its financial and other significant IT systems and is in the process of remediating identified material Year 2000 problems. The primary required hardware and operating system platform upgrade was completed in February 1999. Necessary application upgrades or remediation and testing are expected to be completed by mid-1999. The Company also conducted a review of all its other computers earlier in 1998 (including desktops, servers and mainframes) and has addressed all material Year 2000 problems. The Company's computer and equipment vendors have been contacted to verify Year 2000 compliance. Based on their responses, products requiring replacement or upgrade are expected to be Year 2000 compliant by mid-1999. In the case of third party licensed commercial off-the-shelf products, the Company has determined that they are either Year 2000 compliant or the licensor has released a compliant version that the Company will migrate to by mid-1999. While the Company expects that all financial and significant IT-related systems will be Year 2000 compliant by mid-1999, there can be no assurance that corrective actions will be completed in a timely manner.

The Company has completed a full review of all process control components, including safety equipment, in manufacturing and production facilities. Currently, the Company is in the process of upgrading or replacing certain components of the phone, security, building access, HVAC and lighting systems, which is expected to be completed by mid-1999. The Company anticipates that all other process control components will be Year 2000 compliant by mid-1999. However, there can be no assurance that such upgrades and replacements will occur in a timely manner.

The Company requested Year 2000 compliance information from its employee benefit service suppliers and received responses from all suppliers in early 1999. The Company is currently aware of one supplier that has a Year 2000 compliance issue and is working toward a resolution of such issue by mid-1999. The Company is also in the process of developing Year 2000 questionnaires to be sent to its major power, energy and communications service suppliers beginning in early 1999. The Company expects to have addressed all Year 2000 issues with third party suppliers by mid-year 1999. The Company has contacted its suppliers of financial services regarding computer interface changes and has requested the status of their Year 2000 programs, if this information is not readily available on their web-sites. Any necessary interface upgrades are expected to be completed by mid-1999, although the completion of such upgrades in a timely manner depends upon the readiness and willingness of suppliers to cooperate and provide this information in a timely manner, and cannot be assured. However, the Company intends to identify and prioritize critical suppliers and communicate with them regarding their plans and progress in addressing Year 2000 issues.

The Company is in the process of completing its Year 2000 remediation, validation testing and implementation activities for systems it had previously implemented and has continued to maintain for various customers. This process was completed and tested in early 1999. The Company previously developed and marketed commercial off-the-shelf products which are currently Year 2000 compliant.

The Company's Year 2000 Risk

Based on the efforts described above, the Company currently believes that its systems will be Year 2000 compliant in a timely manner. The Company has completed the process of identifying Year 2000 issues in its IT and non-IT systems and expects to complete any remediation efforts by mid-1999. However, there can be no assurance that all Year 2000 problems will be successfully identified, or that the necessary corrective actions will be completed in a timely manner. Failure to successfully identify and remediate Year 2000 problems in critical systems in a timely manner could have a material adverse effect on the Company's results of operations, financial position or cash flow.

In addition, the Company believes that there is risk relating to significant service suppliers' failure to remediate their Year 2000 issues in a timely manner. Although the Company is communicating with its suppliers regarding the Year 2000 problem, the Company does not know whether these suppliers' systems will be Year 2000 compliant in a timely manner. If one or more significant suppliers are not Year 2000 compliant, this could have a material adverse effect on the Company's results of operations, financial position or cash flow.

The Company's Contingency Plans

The Company intends by mid-year 1999 to develop contingency plans to be implemented in the event planned solutions prove ineffective in solving Year 2000 compliance. If it were to become necessary for the Company to implement a contingency plan, it is uncertain whether such plan would succeed in avoiding a Year 2000 issue which may otherwise have a material adverse effect on the Company's results of operations, financial position or cash flow.

The Company's Costs of Year 2000 Remediation

The Company anticipates the total identified cost of its Year 2000 effort will be between $380,000 and $475,000, of which it has expensed approximately $148,000 as of December 31, 1998. The estimate excludes labor costs which predated the formal corporate Year 2000 effort and certain current labor costs at the divisional level which would be difficult to track. The total cost estimate includes estimated and actual amounts to remediate or replace certain software, routers, security chips, the phone system and any other items or systems identified in the Year 2000 effort, consulting fees for a Year 2000 review, and approximately $200,000 of redeployed labor expense. The total estimated cost of redeployed labor within the corporate information systems department is equal to approximately 9% of that department's total maintenance labor budget through the end of the Year 2000 effort. There can be no assurance that the costs associated with the Year 2000 problem will not be greater than anticipated. The Company has deferred a financial and project accounting system upgrade due to its Year 2000 efforts, but does not believe such deferral will have a material adverse effect on the Company's business.

Forward-Looking Information

This report includes certain forward-looking statements about the Company's business including the effect of the federal budget on the Company's sales, response to the Company's product and services offerings, growth in revenues, expected performance under certain contracts, capital spending, research and development spending and customer mix. Such forward-looking statements are subject to risk and uncertainties that could cause the actual results to vary materially. These risks and uncertainties, discussed in more detail in the Company's Form 10-K for the year ended December 31, 1998, include possible reductions in federal and state funding for the Company's customers and potential customers, concentration of customers, risks of sustaining existing contracts and orders thereunder at the same or increasing levels and obtaining of new contracts, high levels of competition and difficulties of entering new markets, government contracting issues including audit adjustments and costs of completing fixed price contracts, supply difficulties, warranty claims, and factors affecting the business segments in which the Company operates and the economy generally.


Consolidated Balance Sheets

At December 31, l998, December 31, 1997 and December 28, 1996

                                             1998        1997        1996
(in thousands of dollars,
 except share data)

Assets
Current assets:
 Cash and cash equivalents               $     97    $    542    $    234
 Receivables, less allowances
  of $316, $217 and $340                   33,016      17,100      19,436
 Unbilled expenditures and fees
  on contracts in process                  32,169      32,297      22,690
 Inventories                                2,647       3,377       3,211
 Refundable income taxes                        9         878       1,436
 Prepaid expenses and
  other current assets                        958       1,657       1,236
Total current assets                       68,896      55,851      48,243
Property, plant and equipment, at cost:
 Land                                       1,126       1,126       1,126
 Building                                   7,774       7,774       7,774
 Machinery and equipment                   39,790      37,933      38,703
 Leasehold improvements                     2,481       2,296       2,109
Total property, plant and
 equipment, at cost                        51,171      49,129      49,712
 Less-accumulated depreciation
  and amortization                         32,742      27,945      28,249
Net property, plant and equipment          18,429      21,184      21,463
 Other non-current assets                     742         594       1,244
Total assets                             $ 88,067    $ 77,629    $ 70,950
Liabilities and Shareholders' Investment
Current liabilities:
 Notes payable                           $      -    $      -    $ 10,600
 Accounts and drafts payable               10,300       8,355       8,925
 Accrued payroll and employee benefits      7,782       7,981       6,991
 Other accrued expenses                     2,630       4,251         894
 Current deferred income taxes              7,189       9,048       6,091
 Net liabilities (assets) of
  discontinued operations                   1,772      (1,178)       (139)
 Current portion of long-term debt              -           -       1,201
Total current liabilities                  29,673      28,457      34,563
 Long-term debt, less current portion      26,800      10,000         300
 Deferred income taxes                        348          25         848
 Commitments and contingencies
Shareholders' Investment
 Preferred stock, par value $.10 per share,
  5,000,000 shares authorized, none issued
 Common stock, par value $.10 per share:
  Authorized - 30,000,000 shares Issued -
  8,733,016 shares at December 31, 1998,
  7,366,484 shares at December 31, 1997
  and 6,689,767 shares at
  December 28, 1996                           873         737         669
 Less: Treasury stock - 1,363,826 shares
  at December 31, 1998, 1,077,612 shares
  at December 31, 1997 and 996,108 shares
  at December 28, 1996, at par value         (136)       (108)       (100)
 Capital in excess of par value            27,474      14,506       9,516
 Retained earnings                          3,035      24,012      25,154
Total shareholders' investment             31,246      39,147      35,239
Total liabilities and shareholders'
investment                               $ 88,067    $ 77,629    $ 70,950

The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Operations

For the three years
 ended December 31, 1998                     1998        1997        1996
(in thousands of dollars, except
 per share and share data)

Revenue:
 Contract revenue                        $154,336    $129,135    $100,712
 Product sales                             28,008      27,598      29,285
Total revenue                             182,344     156,733     129,997
Costs and expenses:
  Cost of contract revenue                140,653     114,603      91,408
  Cost of goods                            22,029      20,700      20,476
  Selling, engineering and
   administrative expenses                 17,203      13,623      13,830
Total operating costs and expenses        179,885     148,926     125,714
Operating income                            2,459       7,807       4,283
 Interest expense, net                      1,612         108         547
Income from continuing
 operations before provision
  for income taxes                            847       7,699       3,736
 Provision for income taxes                   356       2,522       1,425
Income from continuing operations             491       5,177       2,311
 Loss from discontinued operations,
  net of applicable tax benefit of
  $1,989, $514 and $356 in 1998,
  1997 and 1996, respectively              (3,890)     (1,048)       (582)
 Loss on disposal of
  discontinued operations, net of
  applicable benefit for income
  taxes of $1,576 in 1998                  (2,572)          -           -
Loss from discontinued operations          (6,462)     (1,048)       (582)
Net income (loss)                        $ (5,971)   $  4,129    $  1,729

Per share data
 Per common share - basic
   Income from continuing operations*    $    .07    $    .69    $    .31
   Net income (loss)*                    $   (.80)   $    .55    $    .23
 Per common share - diluted
   Income from continuing operations*    $    .06    $    .66    $    .30
   Net income (loss)*                    $   (.77)   $    .53    $    .22
Weighted average shares
   Basic*                               7,501,604   7,530,546   7,491,804
   Diluted*                             7,771,315   7,807,216   7,760,209


*  Restated for the May 1998 20% stock dividend.

   The accompanying notes are an integral part of these consolidated financial statements.


Consolidated Statements of Shareholders' Investment

For the three years ended December 31, 1998
                           Common Stock                  Capital in
                     Issued            Treasury Stock    Excess of   Retained
                 Shares  Par Value   Shares  Par Value   Par Value   Earnings
(in thousands)
Balance at
 December 30,
 1995           6,619      $  662     (996)     $ (100)   $  9,219  $  23,425

Year 1996

Stock options
 exercised         71           7        -           -         297          -
Net income          -           -        -           -           -      1,729

Balance at
 December 28,
 1996           6,690      $  669     (996)     $ (100)   $  9,516  $  25,154

Year 1997

Stock options
 exercised        107          11        -           -         540          -
Treasury stock
 acquired           -           -      (82)         (8)       (760)         -
10% Stock
 dividend         569          57        -           -       5,210     (5,271)
Net income          -           -        -           -           -      4,129

Balance at
 December 31,
 1997           7,366      $  737   (1,078)     $ (108)   $ 14,506  $  24,012

Year 1998

Stock options
 exercised        103          10        -           -         581          -
Treasury stock
 acquired           -           -     (286)        (28)     (2,489)         -
20 % Stock
 dividend       1,264         126        -           -      14,876    (15,006)
Net loss            -           -        -           -           -     (5,971)

Balance at
 December 31,
 1998           8,733      $  873   (1,364)     $ (136)   $ 27,474  $   3,035

The accompanying notes are an integral part of these consolidated financial statements.



Consolidated Statements of Cash Flows

For the three years ended
 December 31, 1998                           1998        1997         1996
(in thousands of dollars)
Cash provided by operations:
 Net (loss) income                       $ (5,971)    $ 4,129    $   1,729
Adjustments to reconcile
 net income to cash provided by
 operating activities:
 Loss from discontinued operations          6,462       1,048          582
 Depreciation and amortization              6,219       5,240        4,910
 Increase (decrease) in deferred
  income taxes                                323        (823)        (128)
 Provision for receivable reserves             99        (123)         (62)
                                            7,132       9,471        7,031
Cash provided by (used for)
 working capital:
 Receivables                              (16,015)      2,459       (3,279)
 Unbilled expenditures and fees
  on contracts in process                     128      (9,607)      (6,307)
 Inventories                                  730        (166)        (599)
 Refundable income taxes                      869         558       (1,150)
 Prepaid expenses and other
  current assets                              699        (421)          48
 Accounts and drafts payable                1,945        (570)       5,375
 Accrued payroll and employee benefits       (199)        990          575
 Other accrued expenses                    (1,621)      3,357       (1,780)
 Current deferred income taxes             (1,859)      2,957        1,684
                                          (15,323)       (443)      (5,433)
 Net cash (used for) provided by
  continuing operations                    (8,191)      9,028        1,598
 Net cash used for discontinued
  operations                               (3,215)     (1,048)        (563)
 Cash (used for) provided by
  operating activities                    (11,406)      7,980        1,035
Cash used for investing activities:
 Additions to property and equipment
  related to continuing operations, net    (2,874)     (4,065)      (9,108)
 Additions to property and equipment
  related to discontinued operations, net    (297)     (1,039)        (158)
 Investments and acquisitions                (742)       (250)      (2,000)
 Net cash used for investing activities    (3,913)     (5,354)     (11,266)
Cash provided by (used for)
 financing activities:
 Net borrowings (repayments) under line
  of credit agreements                     16,800     (10,600)      10,600
 Principal payment under
  long-term borrowings                          -       8,499       (1,216)
 Proceeds from exercise of stock options      346         551          304
 Purchase of treasury shares               (2,272)       (768)           -
 Net cash provided by (used for)
  financing activities                     14,874      (2,318)       9,688
 Net increase (decrease) in cash
  and cash equivalents                       (445)        308         (543)
 Cash and cash equivalents at the
  beginning of the year                       542         234          777
 Cash and cash equivalents at the
  end of the year                        $     97    $    542    $     234

Supplemental disclosures of cash flow information and non-cash items:

        Cash paid during the year for:
                Interest                 $  1,640    $    792    $     635
                Income taxes             $    150    $    430    $   1,237
        Cashless option exercise         $    245    $      -    $       -

The accompanying notes are an integral part of these consolidated financial statements.


Notes to Consolidated Financial Statements

1. Nature of the Business and Summary of Significant Accounting Policies

Nature of the Business

Founded in 1955, Dynamics Research Corporation ("the Company" or "DRC") develops and operates computer and communications-intensive information systems, provides engineering, management support and information technology services, and produces precision manufactured components for industrial measurement and control.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Dynamics Research Corporation and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition and Unbilled Expenditures and Fees on Contracts in Process

The Company provides services under fixed-price, cost-reimbursement, time and material, and level of effort contracts. Revenues under cost-reimbursement and fixed-price contracts are recognized as costs are incurred and include applicable fees in the proportion that costs incurred bear to total estimated costs. When a loss is indicated on any contract in process, provision for the total estimated loss is made at that time. For time and material and level of effort types of contracts, revenues are recorded as the costs are incurred. Unbilled expenditures and fees on contracts in process represent the recoverable amounts of contract revenue under contracts in process which were not billable at the balance sheet date. Such amounts generally become billable upon completion of a specific phase of the contract, negotiation of contract modifications, completion of government audit or upon acceptance by the government. Unbilled expenditures and fees on contracts in process with the U.S. Government at December 31, 1998 were $18,230,000 compared to $26,083,000 at December 31, 1997, and
$16,904,000 at December 28, 1996. Unbilled expenditures and fees on contracts in process with state governments were $12,833,000, $2,839,000 and $469,000 at December 31, 1998 and 1997 and December
28, 1996, respectively. Costs related to certain contracts, including applicable indirect costs, are subject to audit by the U.S. Government. Revenues from such contracts have been recorded at amounts expected to be realized upon final settlement. Overhead and general and administrative costs charged to U.S. Government contracts are subject to audit for years after 1996.

Revenue from sales of precision products is recorded at the time the goods are shipped or when title passes.


Income Taxes

The Company accounts for income taxes using the liability method as set forth in Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The deferred tax provision represents the change in the deferred tax asset/liability balance.

Cash and Cash Equivalents

The Company considers all cash investments with original maturities of three months or less to be cash equivalents.

U.S. Government Contracts

The approximate number of U.S. Government contracts has varied between 100 and 150 during the past five years, with 101 contracts open at December 31, 1998. Receivables under U.S. Government contracts at December 31, 1998 were $18,508,000 compared to $8,808,000 at December 31, 1997, and $14,363,000 at December 28,
1996.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.
                                1998        1997         1996
(in thousands of dollars)
Work in process              $   475    $  1,364     $  1,411
Raw materials and
 subassemblies                 2,172       2,013        1,800
        Total                $ 2,647    $  3,377     $  3,211

Property, Plant & Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives using principally the straight-line method for plant and equipment. Certain manufacturing equipment is depreciated under a units of production method. Late in 1997, based on a reduced estimate of future purchases by certain customers, management increased the per unit depreciation charge accordingly. The result of this change in estimate was to increase depreciation expense by approximately $1,163,000 during 1998. The effect upon 1997 depreciation expense was to increase depreciation expense $219,000. Leasehold improvements are amortized over the remaining term of the lease or the life of the related asset, whichever is shorter.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Cash and cash equivalents, accounts receivable, unbilled expenditures and fees on contracts in process, accounts payable and accrued liabilities are reflected in the consolidated financial statements at fair value because of the short-term maturity of these instruments. The fair value of long-term debt approximates carrying value as the debt bears interest at a variable market rate.

New Accounting Pronouncements

The Company adopted SFAS No. 130, "Reporting Comprehensive
Income," in the first quarter of 1998. SFAS No. 130 requires the reporting and presentation of comprehensive income. The adoption of SFAS No. 130 did not have a material effect on the Company's financial statements.
DRC adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" during 1998. Note 4, Employee Benefit Plans, includes the disclosures required under SFAS No. 132.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

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

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, "Accounting for Stock-Based Compensation" establishes a fair value based method of accounting for stock-based compensation plans. The Company adopted the disclosure alternative under SFAS No. 123, which requires the presentation of the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted, as well as the disclosure of certain other information. See Note 6, Stock Option Plans, for required disclosures.

Net Income Per Common Share

SFAS No. 128, "Earnings per Share," requires the computation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is determined by giving effect to the exercise of stock options using the treasury stock method.

Year Ended December                          1998        1997        1996
(in thousands of dollars,
 except per share data)

Income from continuing operations        $    491    $  5,177    $  2,311
Net (loss) Income                          (5,971)      4,129       1,729
Weighted-average shares*                    7,502       7,531       7,492
Dilutive effect of options*                   269         276         268
Adjusted weighted-average shares            7,771       7,807       7,760
Income from continuing operations
 per share - basic*                      $    .07    $    .69    $    .31
Net (loss) income per share - basic* $ (.80) $ .55 $ .23 Income from continuing operations
 per share - diluted*                    $    .06    $    .66    $    .30
Net (loss) income per share - diluted*   $   (.77)   $    .53    $    .22

*Restated for the May 1998 20% stock dividend.

2. Discontinued Operations

Since 1996, the Company has been licensed to enhance, market and maintain a telecommunications fraud control system developed by Pacific Bell Telephone Company. DRC has made significant investments in this and related systems and software technologies to broaden the types of telephone fraud detected and to position the product for sale to competitive local exchange carriers and others. The Company's customers include the regional Bell operating telephone companies. A number of recent changes in the telecommunications marketplace have delayed near-term sales goals and increased the estimated capital required to take advantage of this expanding market. After careful analysis, management proposed to the Board of Directors that the Company exit the Telecommunications business. In December 1998, with the Board's approval, the Company adopted an overall plan of disposal. The plan of disposal includes estimated operating losses through September 1999, and proceeds from the sale of the business. Accordingly, results from the Telecommunications business are shown as discontinued operations and prior years are restated to conform to this presentation. Estimated operating losses of $3,487,000 for the period subsequent to the adoption of the exit plan through the anticipated date of sale are included in the loss on disposal. The results of discontinued operations do not reflect any interest expense or any allocation of corporate management expense. Revenues of the Telecommunications business were $2,775,000, $2,644,000 and $166,000 for the years ended December 31, 1998, 1997 and December 28, 1996, respectively. Net operating losses of the Telecommunications business were $5,879,000, $1,562,000 and $938,000 for the years ended December 31, 1998, 1997 and December 28, 1996, respectively. The consolidated financial statements of DRC have been restated to reflect the discontinuation of the Telecommunications business. Accordingly, the revenues, costs and expenses, assets and liabilities and cash flows of the Telecommunications business have been excluded from the respective captions in the Consolidated Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows, and have been reported as "Loss from discontinued operations," net of applicable income taxes; as "Net liabilities (assets) of discontinued operations," and as "Net cash used for discontinued operations" for all periods presented.

3. Income Taxes

The components of the provisions (benefit) for federal and state income taxes are as follows:

                                              1998        1997        1996
(in thousands of dollars)

Currently payable (refundable)
 Federal                                 $   1,301    $   (747)    $  (189)
 State                                         402           -        (101)
Total                                        1,703        (747)       (290)

Deferred
 Federal                                    (1,073)      2,881       1,286
 State                                        (274)        388         429
Total                                       (1,347)      3,269       1,715
Total provision                          $     356    $  2,522     $ 1,425

The major items contributing to the difference between the
statutory U.S. federal income tax rate of 34% and the Company's effective tax rates are as follows:
                                              1998        1997        1996
(in thousands of dollars)

 Provision on income from continuing
  operations at statutory rate           $     288    $  2,618     $ 1,270
 State income tax, net of
  federal tax benefit                           50         457         222
 Tax credit refund                               -        (747)          -
 Other, net                                     18         194         (67)
 Provision for income taxes              $     356    $  2,522     $ 1,425

The tax effects of significant temporary differences that comprise the deferred tax assets and liabilities as of December 31, 1998 and 1997 and December 28, 1996 are as follows:

                                              1998         1997        1996
(in thousands of dollars)

 Unbilled costs and fees and
  deferred contract revenue, net         $ (10,279)   $ (11,123)   $ (8,730)
 Accrued expenses                            2,422        1,961       2,044
 Receivable reserves                           127           88         130
 Inventory reserves                            608           16         239
 Other                                         (67)          10         226
 Current deferred tax liabilities, net      (7,189)      (9,048)     (6,091)
 Accelerated tax depreciation                 (319)          54        (279)
 State net operating loss carryforwards        392          213           -
 Other                                        (421)        (292)       (569)
 Non-current deferred tax liabilities         (348)         (25)       (848)
Total deferred tax liabilities, net      $  (7,537)   $  (9,073)   $ (6,939)

Total deferred tax assets and total deferred tax liabilities were $6,592,000 and $14,129,000, respectively at December 31, 1998 compared with $4,934,000 and $14,007,000, and $2,639,000 and
$9,578,000 respectively at December 31, 1997 and December 28, 1996.

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

Net periodic pension cost included the following components:

                                              1998        1997        1996
(in thousands of dollars)

Service cost - benefits earned during
 the period                               $  1,933    $  1,555    $  1,380
Interest cost on projected
 benefit obligation                          2,499       2,235       2,031
Expected return on plan assets              (2,723)     (2,304)     (2,079)
Amortization of prior service cost             220         220         220
Amortization of transition obligation           35          35          35
                Net periodic pension cost $  1,964    $  1,741    $  1,587

The following table sets forth the changes in the plan's funded status and the amounts recognized in the Company's consolidated balance sheet at December 31, 1998 and 1997 and December 28, 1996:

                                              1998        1997        1996
(in thousands of dollars)
Actuarial present value of benefit obligations:
Accumulated benefit obligations           $ 35,461    $ 30,226    $ 27,098
Projected benefit obligations
 at beginning of year                     $ 35,693    $ 30,832    $ 28,013
Service cost-benefits earned
 during the period                           1,933       1,555       1,380
Interest cost on projected
 benefit obligation                          2,499       2,235       2,031
Benefits paid                                 (934)       (760)       (642)
Actuarial loss                               2,881       1,831          50
Projected benefit obligations
 at end of year                             42,072      35,693      30,832

Fair value of plan assets at
 beginning of year                          30,256      25,609      23,104
Actual return on plan assets                 2,998       3,486       1,599
Employer contributions                       2,276       1,921       1,548
Benefits paid                                 (934)       (760)       (642)
Fair value of plan assets
 at end of year                             34,596      30,256      25,609

Plan assets less than projected
 benefit obligation                          7,476       5,437       5,223
Unrecognized net transition asset             (105)       (140)       (175)
Unrecognized prior service costs            (1,479)     (1,699)     (1,919)
Unrecognized net actuarial loss             (3,983)     (1,377)       (727)
Accrued pension liability                    1,909       2,221       2,402

Weighted average assumptions:

Discount rate                                  6.5%        7.0%        7.3%
Rate of compensation increase                  4.0%        4.0%        3.5%
Expected rate of return on assets              9.0%        9.0%        9.0%

Plan assets consist primarily of equity and fixed income securities. Fluctuations in the fair market value of plan assets will affect pension expense in future years.

The Company has established a Supplemental Executive
Retirement Plan ("SERP") for a certain key employee providing for annual benefits commencing on the sixth anniversary of the Executive's retirement. The cost of these benefits is being charged to expense and accrued using a projected unit credit method.
Expense related to this plan was $0 and $203,000 for the years ended December 31, 1998 and 1997, respectively.

The Company maintains a cash or deferred savings plan (401(k) plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The Company contributes to the plan an amount equal to 25% of the first 6% of an employee's elective deferrals. The Company contributed $882,481 to the plan for 1998, $719,099 for 1997 and $634,462 for 1996. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The Company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any non-vested portion if termination occurs within the first five years of employment.

5. Lines of Credit and Long-Term Debt

Long-term debt at December 31, 1998 and 1997 and December 28, 1996 consists of the following:

                                             1998        1997        1996
(in thousands of dollars)

Long-term credit facility               $  26,800   $  10,000    $      -
Mortgage note payable                           -           -       1,500
Other                                           -           -           1
Less - current portion                          -           -      (1,201)
                                        $  26,800   $  10,000    $    300

The Company amended its existing long-term credit agreement with a syndicate of banks and financial institutions during 1998. The amended agreement provides an unsecured working capital loan of up to $40 million. The agreement expires in October 2000 and is renewable annually. Interest on outstanding balances is at the prime rate plus an applicable margin or, at the Company's option, LIBOR rate plus an applicable margin based upon the Company's debt coverage ratio. A fee of 0.375% is assessed upon any unused portion of the credit line. The agreement subjects the Company to various financial covenants, including maintaining a minimum tangible net worth as well as cash flow and debt coverage ratios.

The mortgage note payable to a bank was secured by certain land and buildings and was paid in full in May 1997. The mortgage bore interest at LIBOR plus 1%, adjusted quarterly, and was due in quarterly payments of $300,000.

The Company had unsecured lines of credit at December 28, 1996, with various banks that provided for maximum borrowings of $19,000,000, of which $10,600,000 was utilized. Borrowings under these lines of credit were payable upon demand with interest at the prevailing prime interest rate or at a lower rate quoted by the respective banks.

The Company's average interest rate on outstanding borrowings at December 31, 1998 and 1997 and December 28, 1996 was 8.0%, 6.4% and 6.3%, respectively.

6. Stock Option Plans

The Compensation Committee of the Board of Directors administers the Company's stock option plans and determines the employees who will receive options as well as the number and exercise price of each such option.

The 1993 Equity Incentive Plan permits the Company to grant stock options, stock appreciation rights, awards of nontransferable shares of restricted common stock and deferred grants of common stock. Options also remain outstanding under the Company's 1983 Stock Option Plan, which terminated in 1993. Options granted under both plans may be either incentive stock options or non-qualified stock options. The option price may not be less than the fair market value at the date of grant in the case of incentive stock options, and the option period may not exceed 10 years from the date of grant. Options granted under the plans are generally exercisable in three equal installments commencing one year from the date of the grant.

The Company's 1995 Stock Option Plan for Non-Employee
Directors provides for each outside director to receive options to purchase 5,000 shares of Common Stock at the first annual meeting at which such director is elected, and options to purchase 1,000 shares of Common Stock at each annual meeting thereafter so long as he or she remains an eligible director. Such directors cannot be an employee of the Company or one of its subsidiaries or a holder of five percent or more of the Company's Common Stock. The exercise price of such options is equal to the fair market value of the Common Stock on the date of grant. Each option is non-transferable except upon death, expires 10 years after the date of grant and becomes exercisable in three equal installments on the first, second and third anniversary of the date of grant. A total of 132,000 shares has been reserved for issuance of which 89,040 shares remained available at December 31, 1998.

Transactions involving the plans are summarized as follows:*

                             1998              1997            1996
                                 Weighted           Weighted          Weighted
                         Number  Average    Number  Average   Number  Average
                      of shares  Price   of shares  Price  of shares  Price
Outstanding at
 beginning of year     687,163   $ 4.93    746,841  $ 4.53   659,348  $ 3.93
Granted                 99,800     8.66     71,220    7.54   183,480    6.04
Exercised             (118,413)    3.69   (130,898)   4.14   (93,571)   3.23
Canceled               (40,920)    7.78          -       -    (2,416)   4.39
Outstanding at
 end of year           627,630   $ 5.32    687,163  $ 4.93   746,841  $ 4.53
Exercisable at
 end of year           441,190             415,744           401,002

*Restated for the May 1998 20% stock dividend.

Under the 1993 Plan, 1,200,000 shares have been reserved, of which 654,820 shares were available for future grants at December 31, l998.

The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted subsequent to December 31, 1994 using the Black-Scholes option pricing model prescribed by SFAS No. 123.

Assumptions used in Black-Scholes option pricing model:

                                       1998        1997        1996
Risk free interest rate                   6%          6%          6%
Expected option life                    8.8 years   9.2 years   9.5 years
Stock volatility                      71.01%      69.70%      71.00%

Options to purchase 99,800 shares were granted in 1998 with a weighted average fair value of $6.75 and options to purchase 71,220 shares were granted in 1997 with a weighted average fair value of $5.92. Options to purchase 183,480 shares were granted in 1996 with a weighted average fair value of $4.71.

The Company accounts for the Stock Option Plan under APB
Opinion No. 25 under which no compensation cost has been
recognized. Had compensation costs for these plans been determined consistent with SFAS No. 123, the Company's net (loss) income and net (loss) income per share would have been reduced to the
following pro forma amounts:
                                            1998        1997        1996
(in thousands of dollars, except per share data)

Income (loss) from continuing
 operations
        As reported                     $    491    $  5,177    $  2,311
        Pro forma                           (222)      4,522       1,893
Income (loss) from continuing
 operations per share - basic
        As reported*                         .07         .69         .31
        Pro forma*                          (.03)        .60         .25
Income (loss) from continuing
 operations per share - diluted
        As reported*                         .06         .66         .30
        Pro forma*                          (.03)        .56         .24
Net (loss) income
        As reported                       (5,971)      4,129       1,729
        Pro forma                         (6,684)      3,474       1,311
Net (loss) income per share - basic
        As reported*                        (.80)        .55         .23
        Pro forma*                          (.89)        .46         .18
Net (loss) income per share - diluted
        As reported*                        (.77)        .53         .22
        Pro forma*                          (.84)        .43         .16

* Restated for the May 1998 20% stock dividend.

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

7. Commitments and Contingencies

The Company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 2004, with various options to renew through 2005. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Rent expense under these leases (exclusive of real estate taxes, and insurance) was approximately $3,589,000 in 1998, $2,524,000 in 1997, and $2,130,000 in 1996. The
aggregate minimum lease commitment for the Company's facilities on December 31, 1998 was $9,964,000, payable as follows: $3,445,000 in 1999, $2,719,000 in 2000, $1,508,000 in 2001, $1,207,000 in 2002,
$848,000 in 2003 and $237,000 in 2004.

8. Preferred Stock Purchase Rights

During 1998, the Company renewed its Shareholder Rights Plan, which expired July 27, 1998. Pursuant to this renewal, on February 17, 1998, the Company declared a dividend distribution of one preferred stock purchase right (Right) for every outstanding share of common stock, effective July 27, 1998. The Rights attach to all outstanding shares of common stock, and no separate Rights certificates will be issued. The Rights will become exercisable upon the tenth business day following the earlier of (i) the date of a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock of the Company, or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the outstanding common stock of the Company.

When exercisable, each Right entitles the registered holder to purchase from the Company one twelfth of a share of its Series B Participating Preferred Stock, $.10 par value, at a price of $54.17 per each one twelfth share of preferred stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company including, without limitation, the right to vote or to receive dividends. Under certain circumstances, each share of the Series B Participating Preferred Stock would be convertible into a number of shares of the Company's common stock having a value equal to twice the exercise price of the preferred stock purchase right. The Rights may be redeemed by the Company at the discretion of the Board of Directors, at a price of $.0083 per Right. The Rights expire on July 27, 2008. The terms of the current Shareholder Rights Plan are substantially the same as those of the former plan, with the exception that under the former plan, a right entitled the registered holder to acquire one-tenth of a share of Series A Participating Preferred Stock, $.10 par value, at a price of $40.00 per each one-tenth share.

9. Acquisition

On January 23, 1996 the Company acquired the Massachusetts-based operations of Support Systems Associates, Inc. (SSAI), a private company headquartered in Hauppauge, New York. The Company paid $2,000,000 in cash for the acquired business, which had revenue of approximately $5,900,000 in 1995. The acquired assets included a prime contract to provide services to the U.S. Air Force. In January 1997, the Company made additional payments of $250,000 to SSAI based upon the achievement of certain thresholds as provided in the acquisition agreement. The acquisition was accounted for as a purchase. The excess of the purchase price over the fair market value of the net assets acquired was amortized over 30 months, and was fully amortized at December 31, 1998.

10. Business Segments

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosure about products and services, and geographic areas. The Company has five reportable segments: Systems and Services, Metrigraphics, Encoder, Visual Magic and Telecommunications. Each of the segments represents a separate product line, has different customer requirements and production processes and they operate in different industries. The Systems and Services segment is the aggregation of two divisions that provide similar services to the Department of Defense and operate in the same regulatory environment.

The segments follow the same accounting policies described in
Note 1, Summary of Significant Accounting Policies. Certain general and administrative expenses, including provisions for doubtful accounts and legal expenses, are recorded as corporate expenses when recognized and are only included in segment profit or loss when amounts are written off or paid. The Company evaluates performance based upon profit or loss before interest and taxes. Intersegment sales represent less than 1% of total revenues and are accounted for at cost. Revenues are attributed to geographic areas based upon the customer's location. The Company does not have locations outside the United States, but does contract with sales representatives located in foreign countries and DRC employees and subcontractors provide services at customer locations outside the U.S. Domestic revenues represent 91.1%, 91.1% and 98.8% of revenue from continuing operations in 1998, 1997 and 1996, respectively.

Systems and Services

The Systems and Services segment provides specialized technical services to the Department of Defense, federal agencies, state governments and other customers and produced approximately 83% of total Company revenues in 1998. These services include engineering services, development and operation of computer-based management systems and other management services. The Systems and Services segment provides network infrastructure for state human services systems as well as software system implementation services.

Metrigraphics

The Metrigraphics Division uses photolithographic and material deposition processes to manufacture optical discs, scales and reticles that are used for precision measurement. Metrigraphics produces a variety of precision components including printheads and orifice plates used in electronic printers and fine line circuits used in certain medical instruments.

Encoder

The Encoder Division designs, manufactures and markets a line of digital encoders that convert analog motion and position information into digital signals used in a wide variety of industrial products and systems which include: machine tools, robotics systems, engine fuel-control systems, packaging equipment and other capital equipment. Encoder's digital encoding devices are essential elements of today's electronically controlled systems and equipment.

Telecommunications

Since 1996, the Company has operated under an exclusive license to enhance, develop and market a telephone fraud-detection control system. Telecommunications customers include five regional Bell operating companies. As discussed further in Note 2, Discontinued Operations, during 1998 the Company adopted a plan to exit the Telecommunications business.

VisualMagic

Over a number of years, DRC has invested in the research and development of VisualMagic, an object-oriented development environment. This development environment has proven to be especially useful in the design of Internet applications. As discussed further in Note 11, during 1998, the Company acquired an interest in Empresa, Inc., formerly Electronic Press Services Group, Inc., in exchange for a license to VisualMagic, cash and the assets of the segment. Empresa also hired most of the segment's employees.

Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets.

Summarized financial information by business segment for 1998, 1997 and 1996 are as follows:


                                               Identifiable
          Systems                              Continuing  Telecom-  Identifi-
              and           Metri-    Visual   Operations   munica-       able
         Services  Encoder  graphics  Magic         Total    tions1      Total
(in thousands
 of dollars)
1998
Net
 sales2    $154,336  $ 16,842  $ 11,166 $   -     $182,344  $  2,775  $185,119
Operating
 profit
 (loss)       1,077       254     3,160  (1,859)     2,632    (5,879)   (3,247)
Identifiable
 assets at
 year end    67,030     5,892     4,680       -     77,602     1,425    79,027
Depreciation and
 amortization
 expense      2,411       681     2,323     103      5,518       272     5,790
Capital
 expenditures 2,172       261       277      54      2,764       296     3,060

1997
Net sales2 $129,135  $ 18,226  $  9,344 $    28   $156,733  $  2,644  $159,377
Operating
 profit
 (loss)       5,329     1,316     3,142  (1,980)     7,807    (1,562)    6,245
Identifiable
 assets at
 year end    51,055     7,435     6,898     239     65,627     1,230    66,857

Depreciation and
 amortization
 expense      2,831       693     1,147     108      4,779       136     4,915
Capital
 expenditures 2,204       518       547      42      3,311     1,040     4,351

1996
Net sales2 $100,712  $ 18,025  $ 11,260 $     -   $129,997  $    166  $130,163
Operating
 profit
 (loss)         771     1,320     4,288  (2,096)     4,283      (938)    3,345
Identifiable
 assets at
 year end    44,141     8,462     7,094     304     60,001       151    60,152
Depreciation and
 amortization
 expense      2,832       566     1,074     110      4,582        16     4,598
Capital
 expenditures 2,445       953     5,046     190      8,634       148     8,782

1 As discussed in Note 2, Discontinued Operations, in 1998 the Company adopted a plan to sell the Telecommunications business during 1999. Accordingly, the results of the Telecommunications unit are presented as discontinued operations in the consolidated statement of operations. Total 1998 Telecommunications results exclude the estimated loss on the disposal of the business.
2 Net sales and operating profit are presented after the elimination of intersegment transactions.

Reconciliations of amounts related to indentifiable continuing operations to amounts included in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows follow:

As of and for the years ended
December 31, 1998, December 31, 1997 and December 28, 1996

                                             1998        1997         1996
(in thousands of dollars)

Identifiable operating profit            $  2,632    $  7,807     $  4,283
Other corporate income and expense           (173)          -            -
Income from continuing operations
 Before interest and income taxes        $  2,459    $  7,807     $  4,283
Identifiable assets                      $ 77,602    $ 65,627     $ 60,001
Corporate assets                           10,465      12,002       10,949
Total assets                             $ 88,067    $ 77,629     $ 70,950
Identifiable depreciation
 and amortization                        $  5,518    $  4,779     $  4,582
Corporate depreciation
 and amortization                             701         461          328
Total depreciation and amortization      $  6,219    $  5,240     $  4,910
Identifiable capital expenditures        $  2,764    $  3,311     $  8,634
Corporate capital expenditures                111         754          474
Total capital expenditures               $  2,874    $  4,065     $  9,108

General corporate assets consist primarily of cash and the Company's Andover, MA corporate headquarters.

One customer accounted for 13.6%, 11.3% and 0% of total revenue from continuing operations in 1998, 1997 and 1996, respectively. During 1998, 1997 and 1996, revenues from Department of Defense (DoD) customers represent approximately 59%, 66% and 74% of total revenues from continuing operations, respectively. Revenues earned from one significant DoD contract represent 13.6%, 17.7% and 21.4% of revenues from continuing operations in 1998, 1997 and 1996, respectively.

11. Investment in Empresa, Inc.

On December 23, 1998, the Company agreed to make an investment in Empresa, Inc., a privately held company based in Cambridge, Massachusetts, engaged in electronic commerce services. DRC contributed a perpetual license to the VisualMagic development environment, the assets of the VisualMagic segment and cash. The cash contributions were made in December 1998 and February 1999 and a third payment will be required in May 1999, subject to achievement of certain performance requirements. DRC's VisualMagic development staff transferred to Empresa. At December 31, 1998, the Company held non-voting preferred shares of Empresa.

An executive officer agreed to acquire an investment in Empresa. Empresa's Amended and Restated Articles of Incorporation limit the voting rights of DRC and its executive officers to less than 20% of the outstanding voting stock. Accordingly, the Company is accounting for this transaction as a cost-based investment.

12. Risks and Uncertainties
In 1998, 62% of the Company's sales were to U.S. Government agencies, primarily the DoD. All of DRC's government contracts are subject to termination for convenience in accordance with government regulations. Costs incurred under cost-reimbursable contracts are subject to audit by the government. The results of prior audits, completed through 1996 have not had a material effect on the Company.

In 1998, 22% of the Company's sales were to agencies of state governments. The cost-reimbursable and fixed-price contracts the Company has won are generally multi-year efforts. In accordance with state laws, funding must be approved annually by the states' legislatures.

During the second half of 1998 the economic and financial crisis in Asia adversely impacted Encoder Division sales and profits.
Management has addressed these issues by reducing certain costs and does not anticipate that there will be a material impact on future operations.

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


Albert Rand
President, Chief Executive Officer

Douglas R. Potter
Vice President of Finance,
Chief Financial Officer

Report of Independent Public Accountants

To Dynamics Research Corporation:

We have audited the accompanying consolidated balance sheets of Dynamics Research Corporation (a Massachusetts corporation) and subsidiaries as of December 31, 1998, 1997 and December 28, 1996, and the related consolidated statements of operations, shareholders' investment and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dynamics Research Corporation and subsidiaries as of December 31,
1998, 1997 and December 28, 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Arthur Andersen LLP
Boston, Massachusetts,
February 18, 1999



Directors and Officers

Directors

Dr. Francis J. Aguilar*
Professor of Business Administration, Emeritus,
Harvard University, Graduate School
of Business Administration

John S. Anderegg, Jr.
Chairman, Dynamics Research Corporation

Martin V. Joyce, Jr.+
Vice President, A.T. Kearney, Inc.

Kenneth F. Kames*+
Vice President, New Business Development, The Gillette Company

General James P. Mullins*
USAF retired

Albert Rand
President and Chief Executive Officer, Dynamics Research
Corporation
*Member of the Audit Committee
+Member of the Compensation Committee

Officers

John S. Anderegg, Jr.
Chairman

Albert Rand
President, Chief Executive Officer

Richard Basque
Vice President, Logistics Operations,
Systems Division

Arthur Brown
Vice President, Contracts, Systems Division

William G. Clautice
Vice President, Strategic Programs,
Test Equipment Division

Victor Garber
Vice President, Acquisition Engineering, Systems Division

Dr. Joseph W. Griffin, Jr.
Vice President, Systems Development,
Systems Division

Edward C. Johnson
Vice President, Marketing, Systems Division

Chester Ju
Vice President, Encoder Division and Metrigraphics Division

Sharin Luti
Vice President, Information Technology,
Systems Division

John M. Nauseef
Vice President, Dayton Operations,
Systems Division

Michael Perro
Vice President, Washington Operations,
Systems Division

Douglas R. Potter
Vice President of Finance and
Chief Financial Officer

Richard P. Rappaport
Vice President, Test Equipment Division

John L. Wilkinson
Vice President, Human Resources, Clerk

David C. Proctor
Treasurer, Assistant Clerk

Robert Smith
Vice President, Huntsville Operations,
Systems Division

Corporate Information

Corporate Headquarters
60 Frontage Road
Andover, Massachusetts 01810-5498
Telephone: (978) 475-9090, Fax: (978) 475-8205
Internet: www.drc.com

Auditors
Arthur Andersen LLP
225 Franklin Street,
Boston, Massachusetts 02110

Legal Counsel
Ropes & Gray
One International Place,
Boston, Massachusetts 02110

Transfer Agent
American Stock Transfer & Trust Company
46th floor, 40 Wall Street, New York,
New York 10005, Telephone: (800) 937-5449


Stock Prices
Bid price by quarter*
                                         1998                    1997
                                    High        Low        High         Low
First quarter                   $  10.02    $  9.72     $  8.44     $  6.88
Second quarter                     11.47      11.18        9.82        6.46
Third quarter                       9.43       9.06        9.58        6.78
Fourth quarter                      6.00       5.52       11.88        8.13

*Restated for the May 1998 20% stock dividend.

The bid and asked prices of the Company's common stock on March 18, 1999 were $3.625 and $3.6875, respectively. Prices shown reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.
Source: Monthly Statistical Report of the National Association of Securities Dealers, Inc. - NASDAQ.

Common Stock

The Company's stock is traded on the NASDAQ National Market System,
Symbol: DRCO; and listed in newspapers as DynamR., DynRsh. or DynRsearch.

Number of Shareholders

The approximate number of shareholders of record at March 18, 1999 was 869. As of March 18, 1999 there were 7,356,090 common shares outstanding.

Form 10-K

A copy of DRC's Form 10-K, which is filed annually with the Securities and Exchange Commission, will be sent without charge to any shareholder requesting it in writing to the Treasurer's office, Dynamics Research Corporation, 60 Frontage Road, Andover,
Massachusetts 01810-5498.

Annual Meeting

The 1999 Annual Meeting of Shareholders will be held at 3:30 PM on April 27, 1999 at the State Street Bank and Trust Building, 33rd floor, 225 Franklin Street, Boston, Massachusetts 02110.



Dynamics Research Corporation
60 Frontage Road
Andover, Massachusetts 01810-5498
(978) 475-9090