Form 10-K, Exhibit 13
period 1999-12-31
DYNAMICS RESEARCH CORP
filed 2000-03-30
CIK 30822

                                                                      Exhibit 13

Selected Financial Information

Five Year Summary of Selected Financial Information
                                                    1999            1998            1997           1996           1995
------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share, per share data and employees)
Revenue                                        $   191,621     $   182,344     $   156,733    $   129,997    $   103,941
Operating income (loss)                            (11,378)          2,459           7,807          4,283          1,018
Income (loss) from continuing operations            (8,888)            491           5,177          2,311          1,018
Net income (loss)                                   (7,526)         (5,971)          4,129          1,729            559
Income (loss) from continuing operations
   per common share - basic                          (1.21)            .07             .69            .31            .08
Income (loss) from continuing operations
   per common share - diluted                        (1.21)            .06             .66            .30            .07
Net income (loss) per common share - basic           (1.02)           (.80)            .55            .23            .08
Net income (loss) per common share - diluted         (1.02)           (.77)            .53            .22            .07

Total assets                                        75,188          88,067          77,629         70,950         53,946
Total debt                                          19,700          26,800          10,000            300          1,500
Stockholders' equity                                23,805          31,246          39,147         35,239         33,206
Stockholders' equity per share                        3.23            4.24            5.19           4.69           4.47
Return on stockholders' equity                       (31.6)%         (19.1)%          10.6%           4.9%           1.7%

Backlog                                            106,692         105,427         110,001         73,200         61,284
Cash flow from operations                           10,985         (11,406)          7,980          1,035          7,499
Research and development expense                     1,478           2,739           1,249          2,189          1,611
Capital expenditures                                 2,702           3,171           5,104          9,266          4,441
Depreciation and amortization                        6,060           6,219           5,240          4,910          4,002

Number of shares outstanding at end of year      7,363,324       7,369,190       7,546,646      7,515,630      7,422,059
Number of employees                                  1,613           1,557           1,455          1,349          1,249


Quarterly Information (unaudited)
                                                                  1st Qtr        2nd Qtr          3rd Qtr        4th Qtr
------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)

1999
----
  Revenue                                                      $    46,549        $ 48,810       $ 48,241       $ 48,021
  Operating income (loss)                                            2,563          (9,545)          (200)        (4,196)
  Income (loss) from continuing operations                           1,182          (6,075)          (602)        (3,393)
  Gain on discontinued operations                                       --           1,362             --             --
  Net income (loss)                                                  1,182          (4,713)          (602)        (3,393)
  Income (loss) from continuing operations
    per common share - diluted                                         .16            (.83)          (.08)          (.46)
  Gain on discontinued operations
    per common share - diluted                                          --             .19             --             --
  Net income (loss) per common share - diluted                         .16            (.64)          (.08)          (.46)

1998
----
  Revenue                                                      $    41,988        $ 48,317       $ 44,379       $ 47,660
  Operating income (loss)                                            2,408           2,056          1,419         (3,424)
  Income (loss) from continuing operations                           1,203             955            579         (2,246)
  Loss on discontinued operations                                     (566)         (1,299)        (1,084)        (3,513)
  Net income (loss)                                                    637            (344)          (505)        (5,759)
  Income (loss) from continuing operations
    per common share - diluted                                         .15             .12            .07           (.30)
  Loss on discontinued operations per common
    share - diluted                                                   (.07)           (.17)          (.14)          (.48)
  Net income (loss) per common share - diluted                         .08            (.05)          (.07)          (.78)

       See Management's Discussion and Analysis of Financial Condition and Results of Operations for discussion of unusual items.

                                             Management's Dicussion and Analysis
                                of Financial Condition and Results of Operations

Results of Operations
For the years ended December 31,                               1999      1998      1997
---------------------------------------------------------------------------------------
(expressed as a percentage of total revenue)
Contract revenue                                               86.0%     84.6%    82.4%
Product sales                                                  14.0%     15.4%    17.6%
Total revenue                                                 100.0%    100.0%   100.0%

Gross margin on contract revenue*                               0.3%      8.9%    11.3%
Gross margin on product sales*                                 20.8%     21.3%    25.0%
Total gross margin                                              3.2%     10.8%    13.7%
Selling, engineering and administrative expenses                9.1%      9.4%     8.7%

Operating income (loss)                                        (5.9)%     1.4%     5.0%
Interest expense, net                                           1.2%      0.9%     0.1%
Income (loss) from continuing operations before provision
   (benefit) for income taxes                                  (7.1)%     0.5%     4.9%
---------------------------------------------------------------------------------------

* These amounts represent a percentage of contract revenue and product sales, respectively.

Overview
--------------------------------------------------------------------------------
Dynamics Research Corporation (the "company") has an outstanding 45-year legacy of customer satisfaction, strong information technology and logistics management skills--expertise that is in high demand in defense, civil and commercial markets. But, most of all, the company's potential derives from its highly skilled and dedicated employees.

     Despite these positives and a 5% increase in revenue in 1999 to $191.6 million, the company has faltered recently in several areas. The impact is evident in the financial results for the past two years. The company has posted net losses of $7.5 million, or $1.02 per diluted share, for 1999 and $6.0 million, or $.77 per diluted share, for 1998.

     The shortcomings manifested in these results are primarily attributable to becoming overextended, by moving too far, too fast into new business areas. The losses include, on an after-tax basis:

o Provisions for cost overruns on three fixed-price contracts totaling $8.7 million in 1999 and $1.5 million in 1998;

o A loss on the discontinued Telecommunications Fraud Control business of $6.5 million in 1998, partially offset by a gain on the sale of the business of $1.4 million in 1999; and

o Losses on the divested VisualMagic business and Empresa, Inc. investments of $0.9 million in 1999 and $1.2 million in 1998.

     Results also reflect a restructuring charge of $0.8 million, after tax, recorded in the fourth quarter of 1999, stemming from cost reduction and efficiency improvements.

Revenue
--------------------------------------------------------------------------------
Total revenue from continuing operations was $191.6 million, $182.3 million and $156.7 million for 1999, 1998 and 1997, respectively, representing increases of 5.1% and 16.3% in 1999 and 1998, respectively.

     Contract revenue in the Systems and Services segment was $164.8 million in 1999 compared with $154.3 million in 1998 and $129.1 million in 1997, representing increases of 6.8% and 19.5% in 1999 and 1998, respectively. The increase in Systems and Services segment revenue in 1999 compared with the prior year was primarily due to growth in the company's field offices, logistics and material acquisition services to the United States Air Force and Army, partially offset by a decrease in the company's state health and human services contracts. For 1998, the increase in Systems and Services segment revenue was principally due to performance on two major state contracts as well as broad based growth in the defense business.

     Product sales decreased 4.1% in 1999 compared with 1998 principally due to a $3.6 million, or 21.5%, decline in Encoder division sales related to a reduction in sales of a custom encoder to an automotive customer. The decrease in Encoder division sales was partially offset by a $2.5 million, or 22.2% increase, in Metrigraphics division revenue related to increased sales of electroformed components. Product sales increased slightly in 1998 compared with the prior year due to higher sales of electroformed components.

Gross Margin
--------------------------------------------------------------------------------
Total gross margin was $6.1 million, $19.7 million and $21.4 million for 1999, 1998 and 1997, respectively, representing 3.2%, 10.8% and 13.7% of total revenue for 1999, 1998 and 1997, respectively.

     Gross margin on contract revenue was $0.5 million, $13.7 million and $14.5 million for 1999, 1998 and 1997, respectively, representing 0.3%, 8.9% and 11.3% of contract revenue for 1999, 1998 and 1997, respectively. In 1999 and 1998 the company recorded contract loss provisions of $11.9 million and $2.6 million, respectively, on its fixed-price software development contract with the Colorado Department of Human Services. In 1999, an $11.0 million loss provision was recorded in the second quarter and the remainder was recorded in the fourth quarter of the year. The $2.6 million 1998 loss provision was recorded in the fourth quarter of the year. These losses are included in the results of the Systems and Services segment. Delays related to a 1999 customer stop work request, a revised development schedule, and higher incurred and estimated software development costs resulted in the loss provisions on the Colorado contract. While the company believes it has reasonably estimated the costs to complete the Colorado contract, there can be no assurance that actual costs on the project, which is expected to be substantially completed in the year 2000, will not differ materially from current estimates. The company also recorded charges of $0.7 million, $1.3 million and $0.2 million in the second, third and fourth quarters of 1999, respectively, to provide for estimated contract losses on two other fixed-price software development contracts, and $1.8 million and $1.7 million in the fourth quarter of 1999 and 1998, respectively, for other unrecoverable contract costs. Approximately $1.0 million of restructuring charges, described below, are included in the fourth quarter of 1999 cost of contract revenue.

     In 1999, 1998 and 1997, gross margin on product sales was $5.6 million, $6.0 million and $6.9 million, respectively, representing 20.8%, 21.3% and 25.0% of product sales in 1999, 1998 and 1997, respectively. The decrease in 1999 compared with the prior year was principally due to lower Encoder division revenue allocated over constant fixed costs, partially offset by higher revenue and margin in the Metrigraphics division. In 1998, the decrease in product sales gross margin percentage compared with the prior year was due to an increase in per unit depreciation of certain Metrigraphics equipment, costs related to the installation of new manufacturing technology and a reduction in encoder sales, partially offset by an increase in sales of electroformed components.

Other Operating Items
--------------------------------------------------------------------------------
Selling, engineering, and administrative expenses (S,E&A) were flat in 1999 compared with 1998, and increased $3.6 million, or 26.3% in 1998 from 1997. In the second quarter of 1999, the company wrote off its $1.4 million investment in Empresa, Inc. (see Note 12). S,E&A expense for 1999 also reflects a $1.3 million decline in research and development expense from 1998. Also included in 1999 S,E&A expense is $0.2 million of restructuring charges, described below. The 1998 increase in S,E&A expense compared with 1997 resulted from a $2.0 million increase in administrative costs related to higher transaction processing volumes and accounting system changes. Additionally, 1998 S,E&A expense reflects a $1.5 million increase in research and development expense, compared with 1997, associated with a new software product developed for sale to the United States Air Force and to other defense contractors.

     Net interest expense was $2.3 million, $1.6 million and $0.1 million in 1999, 1998 and 1997, respectively. The increases were due to higher average borrowing levels and higher interest rates (see Note 7).

     Income tax expense or benefit has been provided at rates of 35%, 42% and 33% of income or loss from continuing operations before taxes in 1999, 1998 and 1997, respectively. The 1999 tax benefit is net of a $0.4 million provision for an unrecoverable capital loss carryforward related to the write off of the Empresa investment. The 1997 tax provision reflects a one-time benefit of $0.7 million resulting from an income tax refund related to prior year research and development expenses (see Note 5).

     In June 1999, the company completed the sale of its previously discontinued Telecommunications Fraud Control business for $1.7 million and royalties of up to $1.8 million over the next three years, which the company will recognize when received. The sale resulted in a favorable pre-tax adjustment of $2.2 million to the estimated pre-tax loss on disposal of discontinued operations of $4.1 million, recorded in the fourth quarter of 1998. Results for 1998 and 1997 Telecommunications Fraud Control business have been shown as discontinued operations.

     In the fourth quarter of 1999, the company adopted a restructuring plan intended to reduce overhead costs and increase efficiencies. The company recorded a restructuring charge of $1.2 million to provide for the exit costs related to the plan. Approximately half the charge is related to Massachusetts operations. The remainder of the charge relates to a number of other locations. The charge is comprised primarily of severance costs and outplacement services to be provided to involuntarily terminated employees. The plan

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

involves reducing personnel in certain operating units, the consolidation and realignment of certain functions, and the evaluation of strategic alternatives for certain operations. The program will be implemented in stages during 2000, and will result in a reduction of approximately 100 employees through layoffs or attrition. The affected employees are primarily employed in an indirect capacity or in service lines that the company does not intend to pursue in the future. As of December 31, 1999, no costs had been charged against the accrued liability.

     The company's backlog of unfilled orders was $106.7 million, $105.4 million and $110.0 million at December 31, 1999, 1998 and 1997, respectively. A portion of the company's backlog is based on annual purchase contracts. The amount of backlog as of any date may be affected by the timing of order receipts and associated deliveries.

Liquidity and Capital Resources
--------------------------------------------------------------------------------
At December 31, 1998, the company was operating under an unsecured working capital agreement that was due to expire in October 2000 and provided for financing of up to $40 million. Interest on the outstanding balance was the prime rate plus an applicable margin or, at the company's option, LIBOR plus an applicable margin based on the company's debt coverage ratios. The agreement included a fee on the unused portion of the credit line of 0.375%. At December 31, 1998, $26.8 million was outstanding under the agreement.

     On September 30, 1999, the company entered into an amended agreement with a syndicate of banks. The amended agreement provided a secured working capital line of credit of up to $35 million, based on assets consisting of inventory, receivables and real estate. Interest on the outstanding balance was the prime rate plus 2%. The agreement included a fee of 0.375% on the unused portion of the credit line. At December 31, 1999, the company was not in compliance with a covenant included in the agreement regarding minimum earnings before income taxes. The amended agreement expired January 31, 2000. At December 31, 1999, $19.7 million was outstanding under the agreement.

     On February 10, 2000, the company finalized a three-year $20 million secured revolving credit agreement (the "Revolver") and a six-month $7.5 million interim mortgage loan (the "Mortgage") on the company's real estate. Proceeds were used to pay off existing debt. The Revolver expires on February 10, 2003. The company plans to refinance the Mortgage prior to maturity on August 10, 2000. The Revolver provides for borrowings of up to the lesser of $20 million or 80% of eligible accounts receivable. Interest on the outstanding balance of the Revolver and the Mortgage is the prime rate and is payable monthly. The agreement includes a fee of 0.375% on the unused portion of the Revolver. Beginning in 2001, in the event that the company achieves certain financial milestones, the company may elect an interest rate of LIBOR plus 2%, and the fee on the unused Revolver will be reduced to 0.25%.

     Substantially all the company's assets serve as collateral under the Revolver, except for the corporate office facility in Andover, Massachusetts, which collateralizes the Mortgage. The Revolver requires the company to meet certain financial covenants including maintaining a minimum tangible net worth, cash flow and debt coverage ratios, as well as limits the company's ability to incur additional debt, to pay dividends, to purchase capital assets, to sell or dispose of assets, to make additional acquisitions or investments, or to enter into new leases, among other restrictions.

     Cash provided by continuing operations of $12.8 million in 1999 resulted primarily from a significant reduction in unbilled expenditures and fees. Cash used by continuing operations of $8.2 million in 1998 was primarily the result of a $16.0 million increase in receivables. Cash provided by continuing operations of $9.0 million in 1997 was the result of positive cash earnings, which included $5.2 million of depreciation and amortization and $3.3 million of deferred income taxes.

     Capital spending for property, plant and equipment related to continuing operations was $2.7 million, $2.9 million and $4.1 million in 1999, 1998, and 1997, respectively.

     The company's expected cash flows for the year 2000 are subject to certain trends, events and uncertainties. The company's requirements for additional property, plant and equipment are expected to be in the range of expenditures incurred over the past three years. Related to the Colorado contract described previously, the company has accrued at December 31, 1999 and expects in the year 2000 to expend an estimated $3 million in excess of amounts to be received under the contract in order to complete its obligations under the contract. Regarding the previously described restructuring plan, substantially all of the $1.2 million of expenditures accrued at December 31, 1999 are expected to be paid in the year 2000. Also, as described more fully in Note 9 to the Consolidated Financial Statements, early in the year 2000 payment on a portion of the company's billings to the United States government has been temporarily deferred.

     The company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the company. The company believes that its current assets, cash flows from operations and available lines of credit are sufficient to support its normal operations and capital requirements for the foreseeable future.

Management's Discussion and Analysis
of Financial Conditions and Results of Operations

Impact of Inflation and Changing Prices
--------------------------------------------------------------------------------
Overall, inflation has not had a material impact on the company's operations. Additionally, the terms of Defense contracts, which accounted for approximately 66% of revenue in 1999, are generally one year and include salary increase factors for future years, thus reducing the potential impact of inflation on the company.

Year 2000 Date Conversion
--------------------------------------------------------------------------------
The Year 2000 problem concerns the inability of information systems to recognize properly and process data-sensitive information beyond January 1, 2000.

     The company has not experienced any material Year 2000 problems to date and does not expect to experience any such difficulties. The company completed the process of identifying and remediating Year 2000 issues in four areas: (i) information technology ("IT") and financial systems, (ii) non-IT systems, (iii) third-party vendors and suppliers and (iv) systems it has implemented and maintains for various customers. The company was Year 2000 compliant by December 31, 1999.

     At December 31, 1999, the company had completed a review of its financial and other significant IT systems and had remediated material Year 2000 problems. The primary required hardware and operating platform upgrade was completed in January 1999. Necessary application upgrades or remediation and testing was completed by December 31, 1999. All of the company's computer and equipment vendors were contacted to verify Year 2000 compliance. Based on their responses, all products requiring replacement or upgrades were Year 2000 compliant by the end of 1999. In the case of third party licensed commercial off-the-shelf products, the company determined that they were either Year 2000 compliant or the licensor released a compliant version that the company installed by the end of 1999.

     The company completed a full review of all process control components, including safety equipment, in manufacturing and production facilities. The company completed the process of upgrading or replacing certain components of the phone, security, building access, HVAC and lighting systems, in the third quarter of 1999. The company received Year 2000 compliance information from its employee benefit service and other critical suppliers and monitored its major power, energy and communications service suppliers. The company contacted its suppliers of financial services regarding computer interface changes and the status of their Year 2000 programs, if this information was not readily available on their web sites. Based on their responses, no material changes were necessary and all interface upgrades were completed by the end of the fourth quarter of 1999.

     The company developed contingency plans to be implemented in the event that planned solutions proved to be ineffective in solving Year 2000 compliance issues. However, it has not been necessary to implement those plans to date.

     The total identified cost of the company's Year 2000 effort was approximately $0.4 million, mostly redeployed labor.

Forward-Looking Information
--------------------------------------------------------------------------------
This report includes certain forward-looking statements about the company's business, including, but not limited to, the effect of the federal budget on the company's sales, response to the company's product and service offerings, growth in revenue, costs to complete fixed-price contracts, capital spending, restructuring spending and the benefits thereof, customer mix and changes in capital markets. Such forward-looking statements are subject to risk and uncertainties that could cause actual results to vary materially from those expected. These risks and uncertainties, discussed in more detail in the company's Form 10-K for the year ended December 31, 1999, include, but are not limited to, possible reductions in federal or state funding for the company's customers and potential customers, concentration of customers in a particular industry, risk of sustaining existing contracts and orders at the same or increasing levels and obtaining new contracts, high levels of competition and difficulties of entering into new markets, government contracting issues including the outcomes of audits and investigations, costs of completing fixed-price contracts, changes in interest rates and capital market funds availability, supply difficulties, warranty claims, factors affecting the business segments in which the company operates and the economy in general.

                                                   Dynamics Research Corporation
                                                     Consolidated Balance Sheets

December 31,                                                                                   1999         1998
-----------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share and per share data)
Assets
Current assets
   Cash and cash equivalents                                                                 $  2,267    $     97
   Receivables, net of allowances of $790 in 1999 and $316 in 1998                             34,917      33,016
   Unbilled expenditures and fees on contracts in process                                      18,609      32,169
   Inventories                                                                                  2,735       2,647
   Prepaid expenses and other current assets                                                    1,593         967
                                                                                             --------    --------
      Total current assets                                                                     60,121      68,896
   Net property, plant and equipment                                                           15,067      18,429
   Other non-current assets                                                                        --         742
                                                                                             --------    --------
      Total assets                                                                           $ 75,188    $ 88,067
                                                                                             --------    --------
Liabilities and Stockholders' Equity
Current liabilities
   Notes payable                                                                             $ 19,700    $     --
   Accounts payable                                                                            11,641      10,300
   Accrued payroll and employee benefits                                                        9,435       7,782
   Other accrued expenses                                                                       7,840       2,630
   Current deferred income taxes                                                                1,575       7,189
   Net liabilities of discontinued operations                                                     273       1,772
                                                                                             --------    --------
      Total current liabilities                                                                50,464      29,673

Long-term debt                                                                                     --      26,800
Deferred income taxes                                                                             919         348

Commitments and contingencies


Stockholders' Equity
   Preferred stock, par value, $.10 per share, 5,000,000 shares authorized, none issued
   Common stock, par value, $.10 per share:
      Authorized - 30,000,000 shares
      Issued - 8,742,750 shares in 1999 and 8,733,016 shares in 1998                              874         873
      Treasury stock - 1,379,426 shares in 1999 and 1,363,826 shares in 1998, at par value       (138)       (136)
   Capital in excess of par value                                                              27,560      27,474
   Retained earnings (accumulated deficit)                                                     (4,491)      3,035
                                                                                             --------    --------
      Total stockholders' equity                                                               23,805      31,246
                                                                                             --------    --------
         Total liabilities and stockholders' equity                                          $ 75,188    $ 88,067
                                                                                             --------    --------

The accompanying notes are an integral part of these consolidated financial statements.

Dynamics Research Corporation
Consolidated Statements of Operations

For the years ended December 31,                                          1999          1998            1997
---------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except share and per share data)

Revenue
   Contract revenue                                                   $   164,766    $   154,336    $   129,135
   Product sales                                                           26,855         28,008         27,598
                                                                      -----------    -----------    -----------
      Total revenue                                                       191,621        182,344        156,733

Costs and expenses
   Cost of contract revenue                                               164,278        140,653        114,603
   Cost of goods                                                           21,257         22,029         20,700
   Selling, engineering and administrative expenses                        17,464         17,203         13,623
                                                                      -----------    -----------    -----------
      Total operating costs and expenses                                  202,999        179,885        148,926

Operating income (loss)                                                   (11,378)         2,459          7,807

Interest expense, net                                                       2,255          1,612            108
                                                                      -----------    -----------    -----------
Income (loss) from continuing operations before provision (benefit)
   for income taxes                                                       (13,633)           847          7,699
Provision (benefit) for income taxes                                       (4,745)           356          2,522
                                                                      -----------    -----------    -----------
Income (loss) from continuing operations                                   (8,888)           491          5,177

Loss from discontinued operations, net of tax benefit
   of $1,989 in 1998 and $514 in 1997                                        --           (3,890)        (1,048)
Gain (loss) on disposal of discontinued operations, net of tax
   expense of $835 in 1999 and tax benefit of $1,576 in 1998                1,362         (2,572)          --
                                                                      -----------    -----------    -----------

Gain (loss) from discontinued operations                                    1,362         (6,462)        (1,048)

Net income (loss)                                                     $    (7,526)   $    (5,971)   $     4,129
                                                                      -----------    -----------    -----------

Earnings (loss) per share

   Per common share - basic
      Income (loss) from continuing operations                        $     (1.21)   $       .07    $       .69
      Gain (loss) from discontinued operations                                .19           (.87)          (.14)
                                                                      -----------    -----------    -----------
      Net income (loss)                                               $     (1.02)   $      (.80)   $       .55
                                                                      -----------    -----------    -----------
   Per common share - diluted
      Income (loss) from continuing operations                        $     (1.21)   $       .06    $       .66
      Gain (loss) from discontinued operations                                .19           (.83)          (.13)
                                                                      -----------    -----------    -----------
      Net income (loss)                                               $     (1.02)   $      (.77)   $       .53
                                                                      -----------    -----------    -----------

Weighted average shares outstanding
   Basic                                                                7,360,548      7,501,604      7,530,546
   Diluted                                                              7,360,548      7,771,315      7,807,216

The accompanying notes are an integral part of these consolidated financial statements.

                                                   Dynamics Research Corporation
                                 Consolidated Statements of Stockholders' Equity

                                                              Common Stock                               Retained
                                                -----------------------------------------  Capital in    Earnings
                                                     Issued              Treasury Stock    Excess of   (Accumulated
For the three years ended December, 31, 1999    Shares   Par Value      Shares  Par Value  Par Value      Deficit)    Total
----------------------------------------------------------------------------------------------------------------------------
(in thousands)

Balance at December 28, 1996                     6,690   $    669       (996)   $   (100)   $  9,516    $ 25,154    $ 35,239

Year 1997
---------
Stock options exercised                            107         11         --          --         540          --         551
Treasury stock purchased                            --         --        (82)         (8)       (760)         --        (768)
10% Stock dividend                                 569         57         --          --       5,210      (5,271)         (4)
Net income                                          --         --         --          --          --       4,129       4,129
                                              --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1997                     7,366        737     (1,078)       (108)     14,506      24,012      39,147

Year 1998
---------
Stock options exercised                            103         10         --          --         581          --         591
Treasury stock purchased                            --         --       (286)        (28)     (2,489)         --      (2,517)
20% Stock dividend                               1,264        126         --          --      14,876     (15,006)         (4)
Net loss                                            --         --         --          --          --      (5,971)     (5,971)
                                              --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1998                     8,733        873     (1,364)       (136)     27,474       3,035      31,246

Year 1999
---------
Stock options exercised                             10          1         --          --          27          --          28
Treasury stock purchased                            --         --        (15)         (2)        (57)         --         (59)
Stock option compensation expense                   --         --         --          --         116          --         116
Net loss                                            --         --         --          --          --      (7,526)     (7,526)
                                              --------   --------   --------    --------    --------    --------    --------
Balance at December 31, 1999                     8,743   $    874     (1,379)   $   (138)   $ 27,560    $ (4,491)   $ 23,805
                                              --------   --------   --------    --------    --------    --------    --------

The accompanying notes are an integral part of these consolidated financial statements.

Dynamics Research Corporation
Consolidated Statements of Cash Flows

For the years ended December 31,                                    1999        1998        1997
-------------------------------------------------------------------------------------------------
(in thousands of dollars)

Cash provided by (used for) operations
   Net income (loss)                                             $ (7,526)   $ (5,971)   $  4,129
   Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
   (Gain) loss from discontinued operations                        (1,362)      6,462       1,048
   Non-cash stock compensation expense                                116          --          --
   Provision for impairment of investment in Empresa, Inc.          1,424          --          --
   Depreciation and amortization                                    6,060       6,219       5,240
   Deferred income tax provision                                   (5,043)     (1,347)      3,269
   Provision for receivable reserves                                  474          99        (123)
                                                                 --------    --------    --------
                                                                   (5,857)      5,462      13,563

Cash provided by (used for) working capital
   Receivables                                                     (2,375)    (16,015)      2,459
   Unbilled expenditures and fees on contracts in process          13,560         128      (9,607)
   Inventories                                                        (88)        730        (166)
   Prepaid expenses and other current assets                         (626)      1,568         137
   Accounts payable                                                 1,341       1,945        (570)
   Accrued payroll and employee benefits                            1,653        (199)        990
   Other accrued expenses                                           5,210      (1,810)      2,222
                                                                 --------    --------    --------
                                                                   18,675     (13,653)     (4,535)

   Net cash provided by (used for) continuing operations           12,818      (8,191)      9,028
   Net cash used for discontinued operations                       (1,833)     (3,215)     (1,048)
                                                                 --------    --------    --------
   Cash provided by (used for) operating activities                10,985     (11,406)      7,980

Cash provided by (used for) investing activities
   Additions to property, plant and equipment relating to
      continuing operations                                        (2,702)     (2,874)     (4,065)
   Additions to property, plant and equipment relating to
      discontinued operations                                          --        (297)     (1,039)
   Investments and acquisitions                                      (682)       (742)       (250)
   Proceeds from the sale of discontinued operations                1,700          --          --
                                                                 --------    --------    --------
   Net cash used for investing activities                          (1,684)     (3,913)     (5,354)

Cash provided by (used for) financing activities
   Net borrowings (repayments) under line of credit agreements     (7,100)     16,800     (10,600)
   Principal payment on long-term borrowings                           --          --       8,499
   Proceeds from exercise of stock options                             28         346         551
   Purchase of treasury shares                                        (59)     (2,272)       (768)
                                                                 --------    --------    --------
   Net cash provided by (used for) financing activities            (7,131)     14,874      (2,318)

Net increase (decrease) in cash and cash equivalents                2,170        (445)        308
Cash and cash equivalents at beginning of year                         97         542         234
                                                                 --------    --------    --------

Cash and cash equivalents at end of year                         $  2,267    $     97    $    542
                                                                 --------    --------    --------


Supplemental information

   Cash paid for interest                                        $  2,451    $  1,640    $    792
   Cash paid for income taxes                                    $    199    $    150    $    430
   Cashless options exercised                                    $     --    $    245    $     --


The accompanying notes are an integral part of these consolidated financial statements.

                                      Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of Business
--------------------------------------------------------------------------------
Dynamics Research Corporation (the "company") is an innovative solutions provider, partnering with customers to apply proven processes and technology. The company delivers engineering, logistics and information technology services and precision manufactured products that enhance the performance and cost effectiveness of its customers' mission critical systems.

Principles of Consolidation
--------------------------------------------------------------------------------
The accompanying consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation. Certain prior period amounts have been reclassified to conform to current year presentation.

Risks, Uncertainties and Use of Estimates
--------------------------------------------------------------------------------
The company is subject to certain business risks specific to the industries in which it operates, specifically estimates of costs to complete contract obligations, changes in government policies and procedures, government contracting issues and risks associated with technological development. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
--------------------------------------------------------------------------------
The company provides services under fixed-price, cost-reimbursement, time and material, and level of effort contracts. Revenue under cost-reimbursement and fixed-price contracts is recognized as costs are incurred and include applicable fees in the proportion that costs incurred bear to total estimated costs. When a loss is indicated on any contract in process, provision for the total estimated loss is made at that time. For time and material and level of effort types of contracts, revenue is recorded as the costs are incurred.

     Unbilled expenditures and fees on contracts in process represent the recoverable amounts of contract revenue under contracts in process which were not billable at the balance sheet date. Such amounts generally become billable upon completion of a specific phase of the contract, negotiation of contract modifications, completion of government audit or upon acceptance by the government. Costs related to certain contracts, including applicable indirect costs, are subject to audit by the United States Government. Revenue from such contracts has been recorded at amounts expected to be realized upon final settlement.

     Revenue from sales of precision products is generally recognized at the time of shipment.

Income Taxes
--------------------------------------------------------------------------------
The company accounts for income taxes using the liability method. Under the liability method deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The deferred tax provision represents the change in the deferred tax asset or liability balance.

Cash and Cash Equivalents
--------------------------------------------------------------------------------
The company considers all cash investments with original maturities of three months or less to be cash equivalents.

Inventories
--------------------------------------------------------------------------------
Inventories are stated at the lower of cost (first-in, first-out) or market, and consist of materials, labor and overhead. There are no amounts in inventories relating to contracts having production cycles longer than one year.

December 31,                              1999       1998
--------------------------------------------------------------------------------
(in thousands of dollars)
Work in process                         $    630   $    475
Raw materials and subassemblies            2,105      2,172
                                        --------   --------
Total                                   $  2,735   $  2,647
                                        --------   --------

Property, Plant and Equipment
--------------------------------------------------------------------------------
Property, plant and equipment are stated at cost. Depreciation and amortization are provided in amounts sufficient to amortize the cost of such assets over their estimated useful lives, 3 to 8 years for equipment and 31 years for the building, using principally the straight-line method. Certain manufacturing equipment is depreciated under a units of production method. Leasehold improvements are amortized over the remaining term of the lease or the life of the related asset, whichever is shorter.

December 31,                              1999       1998
--------------------------------------------------------------------------------
(in thousands of dollars)
Land                                    $  1,126   $  1,126
Building                                   7,774      7,774
Machinery and equipment                   42,016     39,790
Leasehold improvements                     2,548      2,481
                                        --------   --------
Total property, plant and
   equipment, at cost                     53,464     51,171
Less accumulated depreciation
   and amortization                       38,397     32,742
                                        --------   --------
Net property, plant
   and equipment                        $ 15,067   $ 18,429
                                        --------   --------

Fair Value of Financial Instruments
--------------------------------------------------------------------------------
The carrying values of cash and cash equivalents, accounts receivable, unbilled expenditures and fees on contracts in process, and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of debt approximates carrying value as the debt bears interest at a variable market rate.

Stock-Based Compensation
--------------------------------------------------------------------------------
The company adopted the disclosure alternative under Statement of Financial Accounting Standard (SFAS) No. 123, Accounting for Stock-Based Compensation, which requires the presentation of the pro forma effects on earnings (loss) and earnings (loss) per share as if stock-based compensation had been recognized, as well as the disclosure of certain other information.

New Accounting Pronouncements
--------------------------------------------------------------------------------
The company adopted SFAS No. 130, Reporting Comprehensive Income, in the first quarter of 1998. SFAS No. 130 requires the reporting and presentation of comprehensive income and its components in the financial statements. The company's total comprehensive income (loss) for the years ended December 31, 1999, 1998, and 1997 was the same as net income (loss) reported for those periods.

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. As issued, SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999, with earlier application encouraged. In May 1999, the FASB delayed the effective date of SFAS No. 133 for one year to fiscal years beginning after June 15, 2000. The company does not currently have derivative instruments and does not expect the adoption of SFAS No. 133 to have a material impact on its financial position or results of operations.

     In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB 101 provides interpretative guidance on the recognition, presentation and disclosure of revenue. SAB 101 must be applied to financial statements no later than the first quarter of 2000. The company does not believe that the application of SAB 101 will have a material effect on the company's financial position or results of operations.

Earnings (Loss) Per Common Share
--------------------------------------------------------------------------------
Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the year. For years in which earnings are positive, diluted earnings per share is determined by giving effect to the exercise of stock options using the treasury stock method.

     In 1999, because the company reported a net loss, 911,185 outstanding stock options were excluded from the weighted average number of shares outstanding. Additionally, 58,800 and 108,850 stock options were excluded in 1998 and 1997, respectively, because their effect was antidilutive.

Calculation of Earnings (Loss) per Share
----------------------------------------
For years ended December 31,                                     1999          1998        1997
--------------------------------------------------------------------------------------------------
(in thousands, except per share data)

Income (loss) from continuing operations                       $  (8,888)   $     491    $   5,177
Gain (loss) from discontinued operations                           1,362       (6,462)      (1,048)
                                                               ---------    ---------    ---------
Net income (loss)                                              $  (7,526)   $  (5,971)   $   4,129
                                                               ---------    ---------    ---------

Weighted-average shares outstanding                                7,361        7,502        7,531
Dilutive effect of options                                          --            269          276
                                                               ---------    ---------    ---------
Adjusted weighted-average shares outstanding                       7,361        7,771        7,807
                                                               ---------    ---------    ---------

Income (loss) from continuing operations per share - basic     $   (1.21)   $     .07    $     .69
Gain (loss) from discontinued operations per share - basic           .19         (.87)        (.14)
                                                               ---------    ---------    ---------
Net income (loss) per share - basic                            $   (1.02)   $    (.80)   $     .55
                                                               ---------    ---------    ---------

Income (loss) from continuing operations per share - diluted   $   (1.21)   $     .06    $     .66
Gain (loss) from discontinued operations per share - diluted         .19         (.83)        (.13)
                                                               ---------    ---------    ---------
Net income (loss) per share - diluted                          $   (1.02)   $    (.77)   $     .53
                                                               ---------    ---------    ---------

2. Contracts in Process and Contract Loss Provisions

In 1999 and 1998, the company recorded contract loss provisions of $11.9 million and $2.6 million, respectively on its fixed-price software development contract with the Colorado Department of Human Services. Delays related to a 1999 customer stop work request, a revised development schedule together with higher software development costs incurred and estimated costs to complete resulted in a significantly higher current estimate of total contract cost compared to earlier periods. The loss is included in the results of operations of the Systems and Services segment as a charge to cost of contract revenue.

     Also in 1999, the company recorded charges of $2.2 million to provide for estimated contract losses on two other fixed-price software development contracts and $1.8 million in 1999 and $1.7 million in 1998 for other unrecoverable

                                      Notes to Consolidated Financial Statements

contract costs. These charges are reflected in the results of the Systems and Services segment as a charge to cost of contract revenue. Unbilled expenditures and fees on contracts in process with the United States Government were $16.4 million and $18.2 million at December 31, 1999 and 1998, respectively. Receivables under United States Government contracts were $19.7 million and $18.5 million at December 31, 1999 and 1998, respectively.

3. Restructuring

In the fourth quarter of 1999, the company adopted a restructuring plan intended to reduce overhead costs and increase efficiencies. The company recorded a restructuring charge of $1.2 million to provide for the exit costs related to the plan, of which $1.0 million was recorded as cost of contract revenue and the remainder as selling, engineering and administrative expense. Approximately half the charge is related to Massachusetts operations. The remainder of the charge relates to a number of other locations. The charge is comprised primarily of severance costs and outplacement services to be provided to involuntarily terminated employees. The plan involves reducing personnel in certain operating units, the consolidation and realignment of certain functions, and the evaluation of strategic alternatives for certain operations. The program will be implemented in stages during 2000, and will result in a reduction of approximately 100 employees through layoffs or attrition. The affected employees are primarily employed in an indirect capacity or in service lines that the company does not intend to pursue in the future. As of December 31, 1999, no costs had been charged against the reserve.

4. Discontinued Operations

In December 1998, the company adopted a plan of disposal for its Telecommunications Fraud Control business and recorded an estimated pre-tax loss on disposal of $4.1 million. In June 1999, the company sold this business for $1.7 million plus royalties of up to $1.8 million through June 2002, based on the buyer's fraud control product sales. Any royalties paid pursuant to the agreement will be included in discontinued operations when received. As of December 31, 1999, the company had not received any royalty payments under this agreement. The sale resulted in a favorable adjustment to the estimated loss on disposal of discontinued operations recorded in fiscal 1998. Accordingly, a pre-tax gain on disposal of discontinued operations of $2.2 million was recorded in the second quarter of 1999. Included in the accompanying balance sheet is $0.3 million of accrued liabilities related to the discontinued operations. Liability for severance payments to former employees and leases that were not assumed by the buyer are included in the remaining accrual.

     The consolidated financial statements of the company have been restated to reflect the discontinuation of the Telecommunications Fraud Control business. Accordingly, the revenues, costs, expenses, assets, liabilities and cash flows of the business have been excluded from the respective captions in the Consolidated Statements of Operations, Consolidated Balance Sheets and Consolidated Statements of Cash Flows and have been reported as "Gain (loss) from discontinued operations, net of income taxes," as "Net liabilities of discontinued operations," and as "Net cash used for discontinued operations" for all periods presented. The results of discontinued operations do not reflect any interest expense or any allocation of corporate general and administrative expense. Revenue for the Telecommunications Fraud Control business for the years ended December 31, 1999, 1998 and 1997 was $0.7 million, $2.8 million and $2.6 million, respectively. Pre-tax net operating losses of the business were $2.4 million, $5.9 million and $1.6 million for the years ended December 31, 1999, 1998 and 1997, respectively. The results for 1999 were charged to the accrual established at the date the plan of disposal was adopted.

5. Income Taxes

The components of the provision (benefit) for federal and state income taxes from continuing operations are as follows:

For the years ended December 31,    1999      1998      1997
--------------------------------------------------------------
(in thousands of dollars)
Currently payable (refundable)
   Federal                       $    75    $ 1,301    $  (747)
   State                             223        402         --
                                 -------    -------    -------
                                     298      1,703       (747)
Deferred
   Federal                        (3,584)    (1,073)     2,881
   State                          (1,459)      (274)       388
                                 -------    -------    -------
                                  (5,043)    (1,347)     3,269
                                 -------    -------    -------
Total provision (benefit)        $(4,745)   $   356    $ 2,522
                                 -------    -------    -------

     The major items contributing to the difference between the statutory United States federal income tax rate of 34% and the company's effective tax rates are as follows:

For the years ended December 31,    1999      1998      1997
--------------------------------------------------------------
(in thousands of dollars)
Provision (benefit) on
   income (loss) from
   continuing operations
   at statutory rate             $(4,635)   $   288    $ 2,618
State income tax, net of
   federal tax benefit              (810)        50        457
Increase in valuation
   allowance                         449         --         --
Tax credit refund                     --         --       (747)
Other, net                           251         18        194
                                 -------    -------    -------
Provision (benefit) for
   income taxes                  $(4,745)   $   356    $ 2,522
                                 -------    -------    -------

     During 1999, the company recorded a tax valuation allowance related to a capital loss on its investment in Empresa, Inc., discussed further in Note 12. The company currently has no expectation that it will meet the requirements necessary to deduct this loss for federal income tax purposes. Accordingly, the company recorded a valuation allowance for the full amount of the potential tax benefit associated with the loss.

     In 1999, the company utilized $3.7 million of federal net operating loss carryforwards to reduce 1999 federal taxable income. Also in 1999, the company filed returns to carry back $2.5 million of prior year federal net operating losses for federal income tax purposes, resulting in refundable income taxes of $0.9 million which were included in prepaid expenses and other current assets on the Consolidated Balance Sheet.

     At December 31, 1999, the company had federal net operating loss carryforwards of approximately $1.3 million available to offset future taxable income. These carryforwards expire through 2014 and are subject to review and possible adjustment by the Internal Revenue Service. The United States Tax Reform Act of 1986 contains provisions that may limit the net operating loss carryforwards available to be used in any given year under certain circumstances, including significant changes in ownership interests.

     The tax effects of significant temporary differences that comprise deferred tax assets and liabilities are as follows:

December 31,                                 1999         1998
----------------------------------------------------------------
(in thousands of dollars)
Unbilled costs and fees and deferred
   contract revenue, net                   $ (7,148)   $(12,834)
Accrued expenses                              4,240       2,422
Receivable reserves                             317         127
Inventory reserves                              518         608
Federal net operating loss carryforwards        429       2,555
Other                                            69         (67)
                                           --------    --------
Current deferred tax liabilities, net        (1,575)     (7,189)
                                           --------    --------
Accelerated tax depreciation                   (500)       (319)
State net operating loss carryforwards          464         392
Capital loss carryforward                       449          --
Valuation allowance                            (449)         --
Other                                          (883)       (421)
                                           --------    --------
Non-current deferred tax liabilities           (919)       (348)
                                           --------    --------
Total deferred tax liabilities, net        $ (2,494)   $ (7,537)
                                           --------    --------


     Total deferred tax assets and total deferred tax liabilities were $10.4 million and $12.9 million, respectively, at December 31, 1999, compared with $6.6 million and $14.1 million, respectively, at December 31, 1998.

6. Employee Benefit Programs

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

Periodic Pension Cost
---------------------
For the years ended December 31,    1999       1998       1997
---------------------------------------------------------------
(in thousands of dollars)
Service cost - benefits earned
   during the period              $ 2,502    $ 1,933    $ 1,555
Interest cost on projected
   benefit obligation               2,735      2,499      2,235
Expected return on plan assets     (3,114)    (2,723)    (2,304)
Amortization of prior
   service cost                       220        220        220
Amortization of transition
   obligation                          35         35         35
                                  -------    -------    -------
Net periodic pension cost         $ 2,378    $ 1,964    $ 1,741
                                  -------    -------    -------

Changes in Benefit Obligations
------------------------------
December 31,                                   1999       1998
---------------------------------------------------------------
(in thousands of dollars)
Projected benefit obligation at
   beginning of year                       $ 42,072    $ 35,693
Service cost - benefits earned
   during the period                          2,502       1,933
Interest cost on projected
   benefit obligation                         2,735       2,499
Benefits paid                                (1,123)       (934)
Actuarial (gain) loss                        (2,533)      2,881
                                           --------    --------
Projected benefit obligations
   at end of year                          $ 43,653    $ 42,072
                                           --------    --------

Change in Plan Assets
---------------------
December 31,                                   1999       1998
---------------------------------------------------------------
(in thousands of dollars)
Fair value of plan assets at
   beginning of year                       $ 34,596    $ 30,256
Actual return on plan assets                  2,005       2,998
Employer contributions                        2,288       2,276
Benefits and expenses paid                   (1,190)       (934)
                                           --------    --------
Fair value of plan assets at end of year   $ 37,699    $ 34,596
                                           --------    --------

Funded Status
-------------
December 31,                                   1999       1998
---------------------------------------------------------------
(in thousands of dollars)
Plan assets less than projected
   benefit obligation                        $ 5,954    $ 7,476
Unrecognized net transition obligation           (70)      (105)
Unrecognized prior service costs              (1,259)    (1,479)
Unrecognized net actuarial loss               (2,626)    (3,983)
                                             -------    -------
Accrued pension liability                    $ 1,999    $ 1,909
                                             -------    -------

Weighted Average Assumptions
----------------------------
December 31,                                1999       1998
---------------------------------------------------------------
Discount rate                               7.5%       6.5%
Rate of compensation increase               4.0%       4.0%
Expected rate of return on assets           9.0%       9.0%
---------------------------------------------------------------


     Plan assets consist primarily of equity and fixed income securities. Fluctuations in the fair market value of plan assets will affect pension expense in future years.

     The company has established a Supplemental Executive Retirement Plan ("SERP") for a certain former key employee providing for annual benefits commencing on the sixth anniversary of the executive's retirement. The cost of these benefits is being charged to expense and accrued using a projected unit credit method. Expense related to this plan was $13,000, $12,000 and $203,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

     The company also maintains a cash or deferred savings plan (401(k) plan), under which employees may reduce their compensation and have such "elective deferrals" contributed to the plan on their behalf. The company contributes to the plan an amount equal to 25% of the first 6% of an employee's elective deferrals. The company contributed $0.9 million to the plan for 1999, $0.9 million for 1998 and $0.7 million for 1997. The elective deferrals are invested in one or more collective investment funds at the participant's direction. The company's contributions are invested in guaranteed investment contracts and are paid to the employee upon termination, subject to forfeiture of any non-vested portion if termination occurs within the first five years of employment.

7. Debt

At December 31, 1998, the company was operating under an unsecured working capital agreement that was due to expire in October 2000 and provided for financing of up to $40 million. Interest on the outstanding balance was the prime rate plus an applicable margin or, at the company's option, LIBOR plus an applicable margin based on the company's debt coverage ratios. The agreement included a fee on the unused portion of the credit line of 0.375%. At December 31, 1998, $26.8 million was outstanding under the agreement.

     On September 30, 1999, the company entered into an amended agreement with a syndicate of banks. The amended agreement provided a secured working capital line of credit of up to $35 million, based on assets consisting of inventory, receivables and real estate. Interest on the outstanding balance was the prime rate plus 2%. The agreement included a fee of 0.375% on the unused portion of the credit line. At December 31, 1999, the company was not in compliance with a covenant included in the agreement regarding minimum earnings before income taxes. The amended agreement expired January 31, 2000. At December 31, 1999, $19.7 million was outstanding under the agreement.

     On February 10, 2000, the company finalized a three-year $20 million secured revolving credit agreement (the "Revolver") and a six-month $7.5 million interim mortgage loan (the "Mortgage") on the company's real estate. Proceeds were used to pay off existing debt. The Revolver expires on February 10, 2003. The company plans to refinance the Mortgage prior to maturity on August 10, 2000. The Revolver provides for borrowings of up to the lesser of $20 million or 80% of eligible accounts receivable. Interest on the outstanding balance of the Revolver and the Mortgage is the prime rate and is payable monthly. The agreement includes a fee of 0.375% on the unused portion of the Revolver. Beginning in 2001, in the event that the company achieves certain financial milestones, the company may elect an interest rate of LIBOR plus 2%, and the fee on the unused Revolver will be reduced to 0.25%.

     Substantially all the company's assets serve as collateral under the Revolver, except for the corporate office facility in Andover, Massachusetts, which collateralizes the Mortgage. The Revolver requires the company to meet certain financial covenants including maintaining a minimum tangible net worth, cash flow and debt coverage ratios, as well as limits the company's ability to incur additional debt, to pay dividends, to purchase capital assets, to sell or dispose of assets, to make additional acquisitions or investments, or to enter into new leases, among other restrictions.

     The company's average interest rate on outstanding borrowings at December 31, 1999, 1998, and 1997 was 10.5%, 8.0%, and 6.4%, respectively.

8. Stock Option Plans

The company has stock option plans which are administered by the Compensation Committee of the Board of Directors. The Committee determines which employees receive options and the number and option price of shares covered by each such option.

     The 1993 Equity Incentive Plan (the "1993 Plan") permits the company to grant incentive stock options, stock appreciation rights, awards of nontransferable shares of restricted common stock and deferred grants of common stock. Options also remain outstanding under the company's 1983 Stock Option Plan (the "1983 Plan"), which terminated in 1993. Options granted under both plans may be either incentive stock options or non-qualified stock options. The option price of incentive stock options shall not be less than the fair market value at the time the option is granted, and the option period may not be greater than 10 years from the date the option is granted. Options under the plans have normally been exercisable in three equal installments commencing one year from the date of the grant. Under the 1993 plan, 580,800 shares have been reserved through shareholder approval, none of which were available for future grants at December 31, 1999.

     The company's 1995 Stock Option Plan for Non-Employee Directors provides for each outside director to receive options to purchase 5,000 shares of common stock at the first annual meeting at which such director is elected, and options to purchase 1,000 shares of common stock at each annual meeting thereafter so long as he or she remains an eligible director. Such directors cannot be an employee of the company or one of its subsidiaries or a holder of five percent or more of the company's common stock. The exercise price of such options will be the fair market value of the common stock on the date of grant. Each option is not transferable except upon death, expires 10 years after the date of grant and becomes exercisable in three equal installments on the first, second and third anniversary of the date of grant. A total of 132,000 shares has been reserved for issuance of which 85,040 shares remained available at December 31, 1999.

     In 1999, unrelated to the 1993 and 1995 plans, the company granted an officer 250,000 non-qualified stock options to purchase shares of the company's common stock at $4.44, which was the fair market value of the common stock at the date of grant. Twenty percent of the options vested immediately, with an additional 20% vesting in each successive year from the date of grant. The options expire 10 years from the date of grant.

     On January 18, 2000, the company's shareholders approved the adoption of the 2000 Plan. The 2000 Plan permits the company to grant stock options, stock appreciation rights, awards of nontransferable shares of restricted common stock and deferred grants of common stock up to a total of 1.5 million shares. Options may be either incentive stock options or non-qualified stock options. The option price may not be less than the fair market value at the date of grant in the case of incentive stock options and the option period may not exceed 10 years from the date of grant. The terms of the 2000 Plan are substantially similar to those of the 1993 Plan.

     The company has computed the pro forma disclosures required under SFAS No. 123 for options granted subsequent to December 31,1994 using the Black-Scholes option pricing model prescribed by SFAS No. 123.

Black-Scholes Assumptions
                                   1999       1998      1997
---------------------------------------------------------------
Risk free interest rate               7%         6%        6%
Expected option life (years)        8.9        8.8       9.2
Stock volatility                  73.49%     71.01%    69.70%
---------------------------------------------------------------

     Options to purchase 310,500 shares, 99,800 shares and 71,220 shares were granted in 1999, 1998, and 1997, respectively, with a weighted average fair value of $3.59, $6.75 and $5.92, respectively.

     The company accounts for its plans under APB Opinion No. 25 under which no compensation cost has been recognized. Had compensation costs for these plans been recognized consistent with SFAS No. 123, the company's net income (loss) and earnings (loss) per share would have approximated the following pro forma amounts:

Pro Forma Results
-----------------
For the years ended December 31,           1999         1998         1997
--------------------------------------------------------------------------------
(in thousands, except per share data)
Income (loss) from
   continuing operations                $  (9,416)   $    (222)   $   4,522
Income (loss) from
   continuing operations
   per share - basic                    $   (1.28)   $    (.03)   $     .60
Income (loss) from
   continuing operations
   per share - diluted                  $   (1.28)   $    (.03)   $     .56
Net income (loss)                       $  (8,054)   $  (6,684)   $   3,474
Net income (loss)
   per share - basic                    $   (1.09)   $    (.89)   $     .46
Net income (loss)
   per share - diluted                  $   (1.09)   $    (.89)   $     .43
--------------------------------------------------------------------------------

     The SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, thus the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Stock Option Activity
---------------------
For the years ended December 31,                   1999                  1998                   1997
-----------------------------------------------------------------------------------------------------
                                               Weighted               Weighted              Weighted
                                     Number    Average      Number    Average     Number    Average
                                   of Shares    Price     of Shares    Price    of Shares    Price
-----------------------------------------------------------------------------------------------------
Outstanding at beginning of year    627,630    $   5.32    687,163    $   4.93    746,841    $   4.53
Granted                             310,500    $   4.53     99,800    $   8.66     71,220    $   7.54
Exercised                            (9,785)   $   2.92   (118,413)   $   3.69   (130,898)   $   4.14
Canceled                            (17,160)   $   5.59    (40,920)   $   7.78         --    $     --

Outstanding at end of year          911,185    $   5.07    627,630    $   5.32    687,163    $   4.93
                                   --------    --------   --------    --------   --------    --------
Exercisable at end of year          562,393    $   4.79    441,190    $   4.34    415,744    $   4.24

                                      Notes to Consolidated Financial Statements

Stock Options Outstanding
-------------------------
                            Options Outstanding                                            Options Exercisable
------------------------------------------------------------------------------     ----------------------------------
                                            Weighted-Average          Weighted-                              Weighted-
                                     Number        Remaining           Average                Number          Average
Range of                  Outstanding as of      Contractual          Exercise     Exercisable as of         Exercise
Exercise Prices           December 31, 1999     Life (Years)             Price     December 31, 1999            Price
---------------------------------------------------------------------------------------------------------------------
$ 2.21 - $ 3.31                     177,840              2.7            $ 2.99               177,840           $ 2.99
$ 3.32 - $ 4.41                      35,460              6.6            $ 3.81                20,460           $ 3.70
$ 4.42 - $ 5.52                     513,400              8.1            $ 4.83               273,400           $ 5.08
$ 5.53 - $ 6.63                      20,065              7.1            $ 5.92                14,565           $ 5.78
$ 6.64 - $ 7.73                     105,620              7.9            $ 7.28                52,528           $ 7.25
$ 7.74 - $ 9.94                      12,000              7.7            $ 9.27                 8,000           $ 9.27
$ 9.95 - $11.04                      46,800              8.2            $10.11                15,600           $10.11

$ 2.21 - $11.04                     911,185              6.9            $ 5.07               562,393           $ 4.79
---------------------------------------------------------------------------------------------------------------------


9. Commitments and Contingencies

The company conducts certain of its operations in facilities which are under long-term operating leases expiring at various dates through 2004, with various options to renew through 2005. It is expected that in the normal course of business, leases that expire will be renewed or replaced. Rent expense under these leases (exclusive of real estate taxes and insurance) was approximately $3.7 million in 1999, $3.6 million in 1998, and $2.5 million in 1997. The aggregate minimum lease commitment for the company's facilities on December 31, 1999 was $7.8 million, payable as follows: $3.2 million in 2000, $2.0 million in 2001, $1.4 million in 2002, $0.9 million in 2003, and $0.3 million in 2004.

     As a defense contractor, the company is subject to many levels of audit and review, including the Defense Contract Audit Agency (DCAA), the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice and Congressional Committees. As a result of certain DCAA audit findings, the United States Government is temporarily deferring a portion of its payments to the company. The company believes it has substantially remedied the findings of the DCAA and expects the effects of payment deferral will be temporary and not significant. Both related and unrelated to its defense industry involvement, the company is, from time to time, involved in audits, lawsuits, claims, administrative proceedings and investigations, and accrues for liabilities associated with these activities, if any, for which the company considers it probable that future expenditures will be made and for which such expenditures can be reasonably estimated. In management's opinion, the outcome from such audits and other matters discussed above is not expected to have a material adverse effect on the company's financial position or results of operations.

     In 1999, 70% of the company's sales were to United States government agencies, primarily the Department of Defense. All of the company's United States government contracts are subject to termination for convenience in accordance with government regulations.

     In 1999, 16% of the company's sales were to agencies of state governments. The cost-reimbursable and fixed-price contracts the company has won are generally multi-year efforts. In accordance with state laws, funding must be approved annually by the state's legislatures.

10. Preferred Stock Purchase Rights

On February 17, 1998, the company declared a dividend distribution of one preferred stock purchase right (the "Right") for every outstanding share of common stock, effective July 27, 1998. The Rights attach to all outstanding shares of common stock, and no separate Right certificates will be issued. The Rights will become exercisable upon the tenth business day following the earlier of (i) the date of a public announcement that a person or group of affiliated or associated persons has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock of the company or (ii) the commencement or announcement of an intention to make a tender offer or exchange offer that would result in a person or group owning 15% or more of the outstanding common stock of the company.

     When exercisable, each Right entitles the registered holder to purchase from the company one-twelfth of a share of its Series B Participating Preferred Stock, $.10 par value, at a price of $54.17 per each one-twelfth share of preferred stock. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the company, including, without limitation, the right to vote or to receive dividends. Under certain circumstances, each share of the Series B Participating Preferred Stock would be convertible into a number of shares of the company's common stock having a value equal to twice the exercise price of the preferred stock purchase right. The Rights may be redeemed by the company at the discretion of the Board of Directors at a price of $.0083 per Right. The Rights expire on July 27, 2008.

11. Business Segments

Over the 1997 to 1999 period the company had five reportable business segments:
Systems and Services, Metrigraphics, Encoder, VisualMagic and Telecommunications Fraud Control business. Each of the segments represents a separate product line, has different customer requirements and

Financial Information by Business Segment
-----------------------------------------
                                                                                      Identifiable
                                                                                        Continuing    Telecommuni-
                                    Systems                                    Visual   Operations  cations Fraud    Identifiable
                               and Services      Encoder    Metrigraphics       Magic        Total        Control(1)        Total
---------------------------------------------------------------------------------------------------------------------------------
1999
----
Net sales(2)                      $ 164,766    $  13,214        $  13,641   $      --    $ 191,621      $      --       $ 191,621
Operating profit (loss)(3)          (12,988)        (785)           4,100      (1,424)     (11,097)            --         (11,097)
Identifiable assets at year end      55,191        5,818            2,527          --       63,536             --          63,536
Depreciation and
   amortization expense               1,967          618            2,841          --        5,426             --           5,426
Capital expenditures                  1,442          262              786          --        2,490             --           2,490
                                  ---------    ---------        ---------   ---------    ---------      ---------       ---------

1998
----
Net sales(2)                      $ 154,336    $  16,842        $  11,166   $      --    $ 182,344      $   2,775       $ 185,119
Operating profit (loss)               1,077          254            3,160      (1,859)       2,632         (5,879)         (3,247)
Identifiable assets at year end      67,030        5,892            4,680          --       77,602          1,425          79,027
Depreciation and
   amortization expense               2,411          681            2,323         103        5,518            272           5,790
Capital expenditures                  2,172          261              277          54        2,764            297           3,061
                                  ---------    ---------        ---------   ---------    ---------      ---------       ---------

1997
----
Net sales(2)                      $ 129,135    $  18,226        $   9,344   $      28    $ 156,733      $   2,644       $ 159,377
Operating profit (loss)               5,329        1,316            3,142      (1,980)       7,807         (1,562)          6,245
Identifiable assets at year end      51,055        7,435            6,898         239       65,627          1,230          66,857
Depreciation and
   amortization expense               2,831          693            1,147         108        4,779            136           4,915
Capital expenditures                  2,204          518              547          42        3,311          1,040           4,351
                                  ---------    ---------        ---------   ---------    ---------      ---------       ---------

(1) As discussed in Note 4, Discontinued Operations, during 1998, the Company adopted a plan to exit the Telecommunications Fraud Control business and subsequently sold the business during 1999. Accordingly, the results of the unit are presented as discontinued operations in the consolidated statements of operations. Total 1998 Telecommunications Fraud Control business results exclude the estimated loss on the disposal of the business.
(2) Net sales and operating profit are presented after the elimination of intersegment transactions.
(3)  Systems and Services Segment includes a $1.2 million restructuring charge.

Reconciliations of amounts related to identifiable continuing operations to amounts included in the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Cash Flows are as follows:

As of and for the years ended December 31,     1999        1998        1997
-----------------------------------------------------------------------------
(in thousands)
Identifiable operating profit                $(11,097)   $  2,632    $  7,807
Other corporate income and expense               (281)       (173)         --
                                             --------    --------    --------
   Income from continuing operations
      before interest and income taxes       $(11,378)   $  2,459    $  7,807
                                             --------    --------    --------

Identifiable assets(4)                       $ 63,536    $ 77,602    $ 65,627
Corporate assets(5)                            11,652      10,465      12,002
                                             --------    --------    --------

      Total assets                           $ 75,188    $ 88,067    $ 77,629
                                             --------    --------    --------


Identifiable depreciation and amortization   $  5,426    $  5,518    $  4,779
Corporate depreciation and amortization           634         701         461
                                             --------    --------    --------

  Total depreciation and amortization        $  6,060    $  6,219    $  5,240
                                             --------    --------    --------

Identifiable capital expenditures            $  2,490    $  2,764    $  3,311
Corporate capital expenditures                    212         110         754
                                             --------    --------    --------

      Total capital expenditures             $  2,702    $  2,874    $  4,065
                                             --------    --------    --------

(4) Identifiable assets by business segment include both assets directly identified with those operations and an allocable share of jointly used assets.
(5) Corporate assets consist primarily of cash and the company's Andover, Massachusetts corporate headquarters.

                                      Notes to Consolidated Financial Statements

production processes and operate in different industries. The Systems and Services segment is the aggregation of two divisions that provide similar services to the Department of Defense and operate in the same regulatory environment.

     The segments follow the same accounting polices described in Note 1, Significant Accounting Policies. Certain general and administrative expenses, including provisions for doubtful accounts and legal expenses, are recorded as corporate expenses when recognized and are only included in segment profit or loss when amounts are written off or paid. The company evaluates performance based upon profit or loss before interest and taxes. Intersegment sales represent less than 1% of total revenue and are accounted for at cost. Revenue is attributed to geographic areas based upon the customer's location. The company does not have locations outside the United States, but does contract with sales representatives located in foreign countries and the company's employees and subcontractors provide services at customer locations outside the United States. Domestic revenue represented 99% of revenue from continuing operations in each of the years 1999, 1998 and 1997.

     One customer accounted for 7%, 14% and 11% of total revenue from continuing operations in 1999, 1998 and 1997, respectively. During 1999, 1998 and 1997, revenue from Department of Defense (DoD) customers represented approximately 66%, 59% and 66% of total revenue from continuing operations, respectively. Revenue earned from one significant DoD contract represented 12%, 14% and 18% of revenue from continuing operations in 1999, 1998 and 1997, respectively.

Systems and Services
--------------------------------------------------------------------------------
The Systems and Services segment provides specialized technical services to the DoD, federal agencies, state governments and other customers and produced approximately 86% of total company revenue in 1999. These services include engineering services, development and operation of computer-based management systems and other management services. The Systems and Services segment provides network infrastructure for state human services as well as software system implementation services.

Metrigraphics
--------------------------------------------------------------------------------
The Metrigraphics Division uses photolithographic and material deposition processes to manufacture optical discs, scales and reticles that are used for precision measurement. Metrigraphics produces a variety of precision components including printheads and orifice plates used in electronic printers and fine line circuits used in certain medical instruments. An increase in per unit depreciation of certain equipment was implemented in the second half of 1997 resulting in increased depreciation expense of $1.2 million and $0.2 million in 1998 and 1997, respectively.

Encoder
--------------------------------------------------------------------------------
The Encoder Division designs, manufactures and markets a line of digital encoders that convert analog motion and position information into digital signals used in a wide variety of industrial products and systems which include machine tools, robotics, engine fuel-control systems, packaging equipment and other capital equipment. Encoder's digital encoding devices are essential elements of today's electronically controlled systems and equipment.

Telecommunications Fraud Control
--------------------------------------------------------------------------------
Between 1996 and the second quarter of 1999, the company operated under an exclusive license to enhance, develop and market a telephone fraud-detection control system. Telecommunication customers included five regional bell operating companies. As discussed further in Note 4, Discontinued Operations, during 1998, the company adopted a plan to exit the business. In 1999 the company sold the business.

VisualMagic
--------------------------------------------------------------------------------
Over a number of years, the company invested in the research and development of VisualMagic, an object-oriented development environment. This development environment has proven to be especially useful in the design of internet applications. As discussed further in Note 12, during 1998, the company acquired an interest in Empresa, Inc., formerly Electronic Press Services Group, Inc., in exchange for a license to VisualMagic, cash and the assets of the business. Empresa also hired most of the segment's employees.

12. Investment in Empresa, Inc.

On December 23, 1998, the company made an investment in Empresa, Inc., a privately held company based in Cambridge, Massachusetts, engaged in electronic commerce services. The company contributed a perpetual license to the VisualMagic development environment, the assets of the VisualMagic segment and cash. The cash contributions were made in December 1998, February 1999, and May 1999. In the second quarter of 1999, the company wrote off its investment in Empresa due to the uncertainties of the early stage business resulting in an impairment charge of $1.4 million which is included in selling, engineering and administrative expenses in the Consolidated Statement of Operations. Subsequently, Empresa ceased operations.